Notice of Annual Meeting and Proxy Statement

2023

VISA

Dear Fellow Stockholder,

On behalf of the Board of Directors, we want to thank you for your investment in Visa and encourage you to vote your shares by proxy at this year's Annual Meeting. There are five matters on the agenda: the election of directors, Say-on-Pay, advisory vote on the frequency of future advisory votes on executive compensation, ratification of the auditors, and one stockholder proposal.

At Visa, we are guided by our purpose, which is to uplift everyone, everywhere by being the best way to pay and be paid. Our purpose is demonstrated in our business and in our environmental, social, and governance (ESG) efforts, which are an important priority for Visa and continue to be an increasing focus for our investors, partners, and employees, as well as governments and other stakeholders.

Our Board oversees our ESG strategy and activities at both the full Board and committee levels, with the Nominating and Corporate Governance Committee having formal responsibility for oversight of our ESG policies and programs. Throughout the year, we made significant progress across each of our five ESG pillars: Empowering People & Economies, Securing Commerce & Protecting Customers, Investing in Our Workforce, Protecting the Planet, and Operating Responsibly. Some highlights across these pillars include:

- We have helped digitally enable over 40 million small and micro businesses as of September 2022, as we work toward our goal of reaching 50 million by the end of 2023.

- We have invested over $10 billion in technology over the last five years, including to reduce fraud and enhance network security.

- We achieved the highest rating in our sector from Gartner Consulting during our 2022 cybersecurity program review.

- We supported more than 6,000 employees from 58 countries who volunteered more than 55,000 hours to strengthen the communities in which we live and work.

- We completed the first year of the Visa Black Scholars and Jobs Program, hosted the inaugural Visa Black Scholars Summit, and welcomed our second cohort of scholars to continue building on the momentum of the program.

- We received third party validation of our 2030 science-based target as an interim goal toward our 2040 net zero target. This builds on Visa's achievement of purchasing 100% renewable electricity and attaining carbon neutrality for our operations in 2020.

- We advanced on our aspiration to be a climate positive company through expanded sustainability solutions, such as the Visa Eco Benefits bundle, for our clients.

- We continued to receive recognition of our ESG leadership from third-party organizations, including inclusion in the Bloomberg Gender Equality Index, the Dow Jones Sustainability North America Index for the fifth consecutive year, and Ethisphere's World's Most Ethical Companies for the tenth consecutive year.

This year, Visa's corporate governance practices continued to help promote long-term value and strong Board and management accountability to our diverse set of stakeholders. The Board is focused on prioritizing the right mix of skills, qualifications, experiences, tenure, and diversity to promote and support Visa's long-term strategy. Women comprise 30% of the Board's nominees, and 40% of the Board's nominees are racially or ethnically diverse. During 2022 we welcomed two independent directors to the Board, Teri L. List and Kermit R. Crawford. Teri and Kermit each bring decades of senior leadership experience to the Board, providing diverse perspectives and expertise that will be invaluable to Visa. In addition, Mary Cranston and Bob Matschullat will be retiring from the Board at this year's Annual Meeting after contributing 15 years of distinguished leadership and service, including as committee chairs, and with Bob serving as our former Chairman of the Board. On behalf of the Board, we sincerely thank Mary and Bob for their dedicated service and many contributions to Visa over the years.

Finally, as we have recently announced, we are pleased to share that Ryan McInerney will be Visa's next Chief Executive Officer, and Al Kelly will move to the role of Executive Chairman, both effective February 1, 2023. The Board of Directors also expects to appoint Ryan to the Board effective upon his transition to Chief Executive Officer. This leadership change reflects the Board's thoughtful and well-established approach to succession. Ryan is a very seasoned leader in the payments and consumer banking industry. In his role as President over the past 10 years, Ryan has been responsible for Visa's global businesses, delivering value to the company's financial institutions, acquirers, merchants, and partners in more than 200 countries and territories around the world. He has overseen the company's market teams, business units, product team, merchant team, and client services. We look forward to working with Ryan to continue to drive Visa's success, growth, and innovation.

Thank you for your continued support of Visa, and we look forward to your attendance at this year's Annual Meeting.



Al Kelly
Chairman and Chief Executive Officer



John Lundgren
Lead Independent Director

Items of Business

1. To elect the ten director nominees named in this proxy statement;
2. To approve, on an advisory basis, the compensation paid to our named executive officers;
3. To hold an advisory vote on the frequency of future advisory votes to approve executive compensation;
4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023;
5. To vote on a stockholder proposal requesting an independent board chair policy; and
6. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The proxy statement more fully describes these proposals.

Record Date

Holders of our Class A common stock at the close of business on November 25, 2022 are entitled to notice of and to vote on all proposals at the Annual Meeting and any adjournment or postponement thereof.

Attending the Annual Meeting

The meeting will be held on Tuesday, January 24, 2023 at 8:30 a.m. Pacific Time. Log-in begins at 8:15 a.m. Eligible holders of our Class A common stock will be able to attend the meeting online, vote their shares electronically, and submit questions during the meeting by visiting *virtualshareholdermeeting.com/V2023*. To participate in the virtual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form. Please refer to the "Attending the Meeting" section of the proxy statement for more details about attending the Annual Meeting online. This year's meeting will be held exclusively online; we are not holding an in-person meeting.

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting online, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or the proxy card you received in the mail. You may revoke your proxy at any time before it is voted. Please refer to the "Voting and Meeting Information" section of the proxy statement for additional information.

On December 1, 2022, we released the proxy materials to the stockholders of our Class A common stock and sent to these stockholders (other than those Class A stockholders who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our fiscal year 2022 Annual Report, and to vote through the Internet or by telephone.

By Order of the Board of Directors

Kelly Mahon Tullier
*Vice Chair, Chief People and Administrative Officer,
and Corporate Secretary*

San Francisco, California
December 1, 2022

---

*Important Notice Regarding the Availability of Proxy Materials
for the 2023 Annual Meeting of Stockholders to be held on January 24, 2023.
The proxy statement and Visa's Annual Report for fiscal year 2022 are available at
investor.visa.com.*

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

INFORMATION ABOUT OUR 2023 ANNUAL MEETING OF STOCKHOLDERS

📅	**Date and Time**	Tuesday, January 24, 2023 at 8:30 a.m. Pacific Time
🖥	**Place**	This year's meeting will be held virtually via a live webcast at *virtualshareholdermeeting.com/V2023*
🔖	**Record Date**	November 25, 2022

VOTING MATTERS

	Proposals	Board Recommendation	Page Number for Additional Information
1	Election of ten director nominees	FOR (each nominee)	34
2	Approval, on an advisory basis, of compensation paid to our named executive officers	FOR	87
3	Advisory vote on the frequency of future advisory votes to approve executive compensation	ONE YEAR	87
4	Ratification of the appointment of our independent registered public accounting firm	FOR	88
5	To vote on a stockholder proposal requesting an independent board chair policy	AGAINST	90

CORPORATE GOVERNANCE AND BOARD HIGHLIGHTS

We are committed to corporate governance practices that promote long-term value and strengthen Board and management accountability to our stockholders, customers, and other stakeholders. Information regarding our corporate governance framework begins on page 10, which includes the following highlights:

Number of director nominees	**10**	Demonstrated commitment to Board refreshment	✓
Percentage of independent director nominees	**90%**	Annual Board, committee, and director evaluations	✓
Directors attended at least 75% of meetings	✓	Regularly focus on director succession planning	✓
Annual election of directors	✓	Risk oversight by full Board and committees	✓
Majority voting for directors	✓	Stock ownership guidelines for directors and executive officers	✓
Proxy access (3%/3 years)	✓	Proactive, ongoing engagement with stockholders	✓
Robust Lead Independent Director duties	✓	ESG oversight by full Board and committees	✓
Regular executive sessions of independent directors	✓	Political Participation, Lobbying and Contributions Policy	✓

Snapshot of 2023 Director Nominees

Our director nominees exhibit an effective mix of diversity, experience, and perspectives







INDEPENDENCE
- 90% INDEPENDENT
- 1 Non-Independent
- 9 Independent

TENURE
- 5.4 YRS AVERAGE
- 3 >7 yrs
- 4 <4 yrs
- 3 4-7 yrs

DIVERSITY
- 30% GENDER
- 3 Women
- 7 Men
- 40% RACE AND ETHNICITY
- 4 Non-white
- 6 White

Name	Director Since	Principal Occupation	Independent	Committee Memberships				Other Current Public Boards
				ARC	CC	FC	NCGC	
Lloyd A. Carney	2015	Founder and Chief Acquisition Officer, Carney Technology Acquisition Corp II	✓	● C				2
Kermit R. Crawford	2022	Director	✓	(1)			(1)	2
Francisco Javier Fernández-Carbajal	2007	Director General, Servicios Administrativos Contry SA de CV	✓		●	●		3
Alfred F. Kelly, Jr.	2014	Chairman and CEO, Visa	–					–
Ramon Laguarta	2019	Chairman and CEO, PepsiCo, Inc.	✓	●			●	1
Teri L. List	2022	Director	✓	●	●			3
John F. Lundgren	2017	Lead Independent Director, Visa	✓		●		●	1
Denise M. Morrison	2018	Founder, Denise Morrison & Associates, LLC	✓	●	● C			2
Linda J. Rendle	2020	CEO, The Clorox Company	✓			●	●	1
Maynard G. Webb, Jr.	2014	Founder, Webb Investment Network	✓			●	● C	1

ARC = Audit and Risk Committee   CC = Compensation Committee   FC = Finance Committee
NCGC = Nominating and Corporate Governance Committee

● C = Chair   ● = Member

(1)   Kermit R. Crawford will join the ARC and NCGC effective January 1, 2023.

Our Compensation Philosophy, Principles, and Key Elements

The compensation program for our named executive officers (NEOs) helps us attract and retain key talent and promote performance that enhances stockholder value and drives long-term strategic outcomes, including the Company's broader ESG efforts.

There are three primary principles that guide our compensation program design and administration: (1) pay for performance; (2) promote alignment with stakeholders' interests; and (3) attract, motivate, and retain key talent.

We tie a substantial portion of our NEOs' target annual compensation to the achievement of pre-established financial and non-financial objectives that support our business strategy, with a mix that balances short- and long-term performance goals. Further, our annual incentive plan incorporates ESG metrics that are tied to the Company's strategic objectives. Our long-term equity awards align the interests of our NEOs with our stakeholders' interests and link a substantial portion of compensation to the achievement of earnings per share (EPS) results that drive stockholder value and relative total shareholder return (TSR).

For fiscal year 2022, 94% of the target total direct compensation for our Chairman and Chief Executive Officer was variable and at risk, and an average of 92% was variable and at risk for our other NEOs.

Compensation Component	Link to Strategy	Strategy & Performance Alignment
Annual Incentive Plan	• Based on a scorecard that incorporates metrics in four categories, each of which is aligned with our corporate strategy: Financial; Client; Foundational; and Operational Excellence, Talent, & ESG • Year-end performance is evaluated against pre-established performance goals in the scorecard • Final payout is based on the Compensation Committee's analysis of the Company's performance against all scorecard metrics and individual performance	Aligns NEOs' interests with stakeholders' interests by: • rewarding performance for achievement of strategic goals, which are designed to position the Company competitively • promoting strong financial results and stockholder value
Long-Term Equity Awards	• Substantial portion of compensation is linked to achievement of long-term corporate performance using equity incentives, including performance shares based on EPS and relative TSR results over three years • Individual performance, which is tied to our strategic objectives, is considered in setting the value of our NEOs' long-term equity grants • The number of performance shares that ultimately vests at the end of the three-year performance period is formulaic and based on pre-established performance conditions	Further aligns NEOs' interests with stakeholders' interests by: • taking company and individual performance into account in determining equity grant values • linking a substantial portion of long-term compensation to the achievement of EPS results that drive stockholder value and relative TSR

Principles of our Compensation Program

Pay for Performance	The key principle of our compensation philosophy is pay for performance. We favor variable "at risk" pay opportunities over fixed pay, with a significant portion of our NEOs' total compensation determined based on performance against annual and long-term goals and stockholder return.
Promote Alignment with Stakeholders' Interests	We reward performance that meets or exceeds the goals that the Compensation Committee establishes with the objective of increasing stockholder value over time, aligning with other stakeholders' interests, and driving long-term strategic outcomes, including the Company's broader ESG efforts.
Attract, Motivate, and Retain Key Talent	We design our compensation program to attract, motivate, and retain key talent.

Key Elements of our Fiscal Year 2022 Compensation Program



EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

WHAT WE DO:

✓ Pay for performance

✓ Annual say-on-pay vote

✓ Recoupment policies

✓ Short-term and long-term incentives/measures

✓ Capped incentive awards

✓ Independent compensation consultant

✓ Stock ownership guidelines

✓ Limited perquisites

✓ Proactive, ongoing engagement with stockholders

✓ Pay linked to ESG factors

WHAT WE DO NOT DO:

✘ Gross-up excise taxes

✘ Reprice stock options

✘ Provide fixed-term employment agreements

✘ Provide for single-trigger severance arrangements

✘ Allow hedging and pledging of Visa securities

FISCAL YEAR 2022 COMPANY HIGHLIGHTS

During the fiscal year ended September 30, 2022, Visa delivered strong financial results, with net revenues, net income, and EPS all up more than 20% year-over-year.

NET REVENUES	GAAP NET INCOME	NON-GAAP NET INCOME[1]
$29.3B	**$15.0B**	**$16.0B**
up 22% from prior year	up 21% from prior year	up 24% from prior year

GAAP EPS	NON-GAAP EPS[1]	DIVIDENDS & SHARE BUYBACKS
$7.00	**$7.50**	**$14.8B**
up 24% from prior year	up 27% from prior year	up 29% from prior year

[1] For further information regarding non-GAAP adjustments, including a reconciliation of our GAAP to non-GAAP financial results, please see *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview* in our 2022 Annual Report on Form 10-K as filed with the Securities and Exchange Commission on November 16, 2022.

BOARD'S ROLE IN LONG-TERM STRATEGIC PLANNING

The Board takes an active role with management to formulate and review Visa's long-term corporate strategy. Each quarter, the Board and management confer on the execution of our long-term strategic plans, and the status of key initiatives, opportunities, and risks facing Visa. In addition, the Board regularly conducts in-depth long-term strategic reviews with our senior management team. During these reviews, the Board and management discuss the payments landscape, emerging technological and competitive threats, and short- and long-term plans and priorities within our strategy.

Additionally, the Board annually discusses and approves the budget and capital requests, which are firmly linked to Visa's long-term strategic plans and priorities. Through these processes, the Board brings its collective, independent judgment to bear on the most critical long-term strategic issues facing Visa. For more information on our long-term strategy and the progress we made against our strategic goals in fiscal year 2022, please see our 2022 Annual Report, including the letter from our Chairman and Chief Executive Officer, Alfred F. Kelly, Jr., to our stockholders.

REVENUE GROWTH DRIVERS

 Consumer Payments

 New Flows

 Value Added Services

FORTIFY KEY FOUNDATIONS

 Network of Networks

 Technology Platforms

 Security

 Brand

 Talent

TALENT AND HUMAN CAPITAL MANAGEMENT

Attracting, developing, and advancing the best people globally is crucial to all aspects of Visa's activities and long-term success, and is central to our long-term strategy. Best-in-class, diverse teams and an inclusive culture inspire leadership, encourage innovative thinking, and support the development and advancement of all employees.

These guiding principles have been more important than ever in light of the continuing challenges posed by events such as the COVID-19 pandemic and the impact of developments related to the war in Ukraine. At Visa, we are committed to the health and safety of our employees and their families. In fiscal year 2022, a large majority of our workforce continued to work remotely for the first half of the year, and we maintained strong safety protocols and procedures consistent with applicable requirements and guidelines for the employees who continued to work on site. To meet the evolving needs of our workforce, we deepened our commitment to employee wellbeing, through broad engagement with our leadership, targeted programs, and expanded benefits. We also executed a phased approach to reopening our offices, with employee health and wellbeing as a top priority. We are providing our employees with enhanced flexibility in how and where we work while maintaining collaboration and community. As we plan for the future of work, we expect to monitor and evolve our approach to continue to provide the right flexible balance for Visa.

At Visa, all employees are encouraged and empowered to be leaders through embracing the Visa Leadership Principles. These Leadership Principles are integrated into core talent processes, and employees are evaluated not only on their performance, but also how they embody the Leadership Principles:

We lead by example	We excel with partners	We communicate openly	We act decisively	We enable and inspire	We collaborate
Be accountable Treat others with respect Demonstrate a passion for our business	Build strong relationships inside and outside of Visa Provide excellent customer service Take a solutions-oriented approach	Promote a shared vision Communicate effectively Value others' perspectives	Challenge the status quo Decide quickly Learn from our mistakes	Inspire success Remove barriers Value inclusivity and diversity	Break down silos Engage with our colleagues Deliver as One Team at One Visa

The tone and culture of Visa is set at the Board level. The full Board has oversight of human capital management and performs regular reviews, including annual reviews of succession planning for our Chief Executive Officer. Our Board committees have responsibility for specific areas of human capital management. The Nominating and Corporate Governance Committee is responsible for director succession and refreshment, as well as management succession and development planning. Our Compensation Committee is responsible for reviewing Visa's programs and practices related to executive workforce inclusion and diversity as well as the administration of compensation programs in a non-discriminatory manner. Management is responsible for developing policies and processes that reflect and reinforce our desired corporate culture, including policies and processes related to strategy, risk management, and ethics and compliance.

Employee Development and Engagement

Visa understands that being an employer of choice requires best-in-class career and skills development along with innovative programs. This year, we introduced a career framework with philosophies and tools for employees to plan their growth and career at Visa. We also implemented new guidelines to drive increased internal mobility for employees. We support employees in their development through our award-winning Visa University. Our global learning platform, Learning Hub, houses more than 200,000 learning resources on a number of topics, including sales, technology, product, and leadership development training on our gamified platform. Visa's annual Learning Festival includes courses taught and facilitated by Visa leaders and external speakers who bring real-world context and ideas for practical application that are aligned with our goals.

We recognize that building an inclusive and high-performing culture requires an engaged workforce, where employees are motivated to do their best work every day. Our engagement approach centers on communication and recognition. We communicate with our employees in a variety of ways, including biweekly video updates from our Chairman and Chief Executive Officer, company intranet, digital signage, email newsletters, live events in regional offices, and quarterly all-staff meetings. Our recognition programs include our Go Beyond platform, where managers and peers recognize employees who exemplify our leadership principles. In 2022, we created our new Employee Value Proposition, *Powering Payments, Empowering People*, which is closely linked to our purpose and will be used to attract, develop, and advance top-notch talent.

We assess employee engagement through a variety of channels, including employee pulse surveys, which provide feedback on a variety of topics, such as company direction and strategy, wellbeing, inclusion and diversity, individual growth and development, collaboration, and confidence and pride.

Employee Benefits

We believe our employees are critical to the success of our business, and we structure our total rewards and benefits package to attract and retain a talented and engaged workforce. We continue to evolve our programs to meet our employees' needs, providing comprehensive wellbeing, financial, and quality of life coverage. Our programs vary by location, but may include the following:

WELLBEING	FINANCIAL	LIFE
• onsite health centers • online wellbeing resources • wellbeing and "no meeting" hours • health, vision, and dental insurance • onsite fitness centers • speakers and seminars on wellbeing topics • ergonomic consultations • immunizations • coaching and therapy	• competitive compensation • annual bonus (Visa Incentive Plan) • pre-tax contributions to eligible savings accounts • 2:1 401(k) match, up to 5% of base pay • employee stock purchase plan • financial wellbeing sessions and resources • paid short-term and long-term disability, and life insurance • education assistance program • charitable matching programs	• paid new child bonding leave, with a minimum of 14 weeks for all parents • family emergency leave • child and elder care services • concierge and errand running services • various insurance products • fertility, surrogacy, and adoption benefits • discount programs • generous paid time off and holidays • paid volunteer time and enhanced time off for voting in elections • ability to work from another location for up to four weeks

Inclusion and Diversity

Visa believes in an inclusive and diverse workplace where everyone is accepted, everywhere. We are driven to create a culture in which individual differences, experiences, and capabilities are valued and contribute to our business success. By leveraging the diverse backgrounds and perspectives of our worldwide teams, we are able to achieve better solutions for our clients and create a connected workplace to attract and advance top talent. Visa's approach to inclusion and diversity involves the following:



Talent & Culture	***Partnership & Community***	***Process & Capabilities***	***Leadership & Communications***
Increase diverse talent in a culture focused on inclusion	*Amplify partnerships for societal and business benefits*	*Create best practices and measurable ways to track progress globally*	*Raise awareness of how inclusion and diversity efforts are supported by talent, brand, community, and business action*

We are committed to doing our part to improve our inclusion and increase our diversity. Visa is driving important change through specific actions, including making progress toward our goals to increase the number of U.S. employees from underrepresented groups, continuing to support the Visa Black Scholars and Jobs Program, and hosting a "Global Inclusion Talks" series to promote internal education and conversation. We are also providing professional development and mentorship programs, equipping our employees with training and tools to be active allies, and enhancing our supplier diversity efforts.

Workforce Demographics

Visa tracks, measures, and evaluates our workforce representation and impact as part of our strategic business imperative to build a diverse and inclusive organization. We are committed to reporting our workforce demographics annually.



Gender in Global Workforce

Female
42%
58%
Male

Gender in U.S. Workforce

Female
44%
56%
Male

Ethnicities in U.S. Workforce

Black
Others 3%
8%
Hispanic
12%
36%
Asian
41%
White

Gender in Global Leadership

Female
36%
64%
Male

Gender in U.S. Leadership

Female
36%
64%
Male

Ethnicities in U.S. Leadership

Black
Others 2%
Hispanic
7%
13%
Asian
18%
60%
White

Notes:

- Demographic data is based on Company records as of September 30, 2022.
- Leadership: Defined as Vice President and above.
- Others: Defined as American Indian/Alaska Native, Native Hawaiian/Other Pacific Islander, and two or more races. Ethnicity data does not include employees who choose not to disclose or who leave the field blank.

CORPORATE GOVERNANCE

Members of our Board oversee our business through discussions with our Chief Executive Officer; President; Vice Chair, Chief Financial Officer; Vice Chair, Chief People and Administrative Officer, and Corporate Secretary; General Counsel; Chief Risk Officer; President, Technology; and other officers and employees, and by reviewing materials provided to them and participating in regular meetings of the Board and its committees.

The Board regularly monitors our corporate governance policies and profile to confirm we meet or exceed the requirements of applicable laws, regulations and rules, and the listing standards of the New York Stock Exchange (NYSE). We have instituted a variety of practices to foster and maintain responsible corporate governance, which are described in this section. To learn more about Visa's corporate governance and to view our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of each of the Board's committees, please visit the Investor Relations page of our website at *investor.visa.com* under "Corporate Governance." Our Environmental, Social & Governance Report is located on our website at *visa.com/esg*. You may request a printed copy of any of these documents free of charge by contacting our Corporate Secretary at Visa Inc., P.O. Box 193243, San Francisco, CA 94119 or *corporatesecretary@visa.com*.

Board Leadership Structure

Al Kelly currently serves as Chairman and Chief Executive Officer, and John Lundgren serves as Lead Independent Director. While the Company does not have a policy on whether the roles of Chairperson and Chief Executive Officer should be split, the Board believes that the combined role is in the best interests of the Company and its stockholders at this time, as this structure allows Mr. Kelly to effectively manage the business, execute on our strategic priorities, and lead the Board, while empowering Mr. Lundgren to provide independent Board leadership and oversight. The Board believes that Mr. Kelly's inclusive leadership style and decades of payments expertise make him uniquely qualified to lead discussions of the Board; foster an important unity of leadership between the Board and management; and promote alignment of the Company's strategy with its operational execution. Upon effecting the Chief Executive Officer transition on February 1, 2023, the Board has determined that Mr. Kelly will continue to serve as Executive Chairman. Mr. Lundgren has significant experience as a CEO, including in a combined role of CEO and Chair, so he is familiar with the combined board leadership structure and the importance of building strong relationships with the various constituencies.

To further promote independent leadership, the Board has developed a robust set of responsibilities for the Lead Independent Director role, including:

- calling, setting the agenda for, and chairing periodic executive sessions and meetings of the independent directors;

- chairing Board meetings in the absence of the Chairperson or when it is deemed appropriate arising from the Chairperson's management role or non-independence;

- providing feedback to the Chairperson and Chief Executive Officer on corporate and Board policies and strategies and acting as a liaison between the Board and the Chief Executive Officer;

- facilitating communication among directors and between the Board and management;

- in concert with the Chairperson and Chief Executive Officer, advising on the agenda, schedule, and materials for Board meetings and strategic planning sessions based on input from directors;

- coordinating with the Chair of the Nominating and Corporate Governance Committee, leading the independent directors' involvement in Chief Executive Officer succession planning, selection of committee chairs and committee membership, and the Board evaluation process;

- coordinating with the Chair of the Compensation Committee and leading the independent directors' evaluation of Chief Executive Officer performance and compensation;

- communicating with stockholders as necessary; and

- carrying out such other duties as are requested by the independent directors, the Board, or any of its committees from time to time.

The Board periodically reviews the Board's leadership structure and its appropriateness given the needs of the Board and the Company at such time.

In addition to our Lead Independent Director, independent directors chair the Board's four standing committees: the Audit and Risk Committee, chaired by Lloyd A. Carney; the Compensation Committee, chaired by Denise M. Morrison; the Finance Committee, chaired by Robert W. Matschullat; and the Nominating and Corporate Governance Committee, chaired by Maynard G. Webb, Jr. In their capacities as independent committee chairs, Messrs. Carney, Matschullat, and Webb and Ms. Morrison each have responsibilities that contribute to the Board's oversight of management, as well as facilitating communication among the Board and management.

Board of Directors and Committee Evaluations

Our Board recognizes that a robust and constructive Board and committee evaluation process is an essential component of Board effectiveness. As such, our Board and each of its committees conduct an annual evaluation facilitated by an independent third party, which includes a qualitative assessment by each director of the performance of the Board and the committee or committees on which the director sits. The Board also conducts an annual peer review, which is designed to assess individual director performance. The Nominating and Corporate Governance Committee, in conjunction with the Lead Independent Director, oversees the evaluation process.

Review of Evaluation Process	Advanced Questionnaire	One-on-One Discussion	Evaluation Results
NCGC reviews evaluation process annually	Covers: • Board efficiency and effectiveness • Board and committee composition • Quality of board discussions • Quality of information and materials provided • Board processes • Board culture	One-on-one discussions between independent, third-party facilitator and each director to solicit their views on the Board's effectiveness	• Preliminary evaluation results are discussed with the NCGC Chair, Board Chair, and Lead Independent Director • Final evaluation results and recommendations are discussed with the Board, committees, and individual directors



Feedback Incorporated

Over the past few years, the evaluation process has led to a broader scope of topics covered in the Board meetings, improvements in Board process, and changes to Board and committee composition and structure.

This year's evaluation identified areas for continued focus, including:
- management, director, and committee succession planning;
- enhancements to support board effectiveness;
- risk management; and
- Board composition in support of long-term strategy.

Director Succession Planning and Board Refreshment

In addition to executive and management succession, the Nominating and Corporate Governance Committee regularly oversees and plans for director succession and refreshment of the Board to cultivate a mix of skills, experience, tenure, and diversity that promote and support the Company's long-term strategy. In doing so, the

Nominating and Corporate Governance Committee takes into consideration the overall needs, composition, and size of the Board, as well as the criteria adopted by the Board regarding director candidate qualifications, which are described in the section entitled *Committees of the Board of Directors – Criteria for Nomination to the Board of Directors and Diversity*. Individuals identified by the Nominating and Corporate Governance Committee as qualified to become directors are then recommended to the Board for nomination or election.

Independence of Directors

The NYSE's listing standards and our Corporate Governance Guidelines provide that a majority of our Board and every member of the Audit and Risk, Compensation, and Nominating and Corporate Governance committees must be "independent." Our Certificate of Incorporation further requires that at least 58% of our Board be independent. Under the NYSE's listing standards, our Corporate Governance Guidelines, and our Certificate of Incorporation, no director will be considered to be independent unless our Board affirmatively determines that such director has no direct or indirect material relationship with Visa or our management. Our Board reviews the independence of its members annually and has adopted guidelines to assist it in making its independence determinations. For details, see our Corporate Governance Guidelines, which can be found on the Investor Relations page of our website at *investor.visa.com* under "Corporate Governance."

In October 2022, with the assistance of legal counsel, our Board conducted its annual review of director independence and affirmatively determined that each of our non-employee directors (Lloyd A. Carney, Mary B. Cranston, Kermit R. Crawford, Francisco Javier Fernández-Carbajal, Ramon Laguarta, Teri L. List, John F. Lundgren, Robert W. Matschullat, Denise M. Morrison, Linda J. Rendle, and Maynard G. Webb, Jr.) is "independent" as that term is defined in the NYSE's listing standards, our independence guidelines, and our Certificate of Incorporation. In addition, the Board previously determined that Suzanne Nora Johnson and John Swainson were "independent" while they served on the Board during fiscal year 2022.

In making the determination that the directors listed above are independent, the Board considered relevant transactions, relationships, and arrangements, including those specified in the NYSE listing standards and our independence guidelines, and determined that these relationships were not material relationships that would impair the directors' independence. In this regard, the Board considered that certain directors serve as directors of other companies with which the Company engages in ordinary-course-of-business transactions, and that, in accordance with our director independence guidelines, none of these relationships constitute material relationships that would impair the independence of these individuals. Discretionary contributions to certain charitable organizations with which some of our directors are affiliated also were considered, and the Board determined that the amounts contributed to each of these charitable organizations in the past fiscal year were less than $120,000 and that these contributions otherwise created no material relationships that would impair the independence of those individuals.

In addition, each member of the Audit and Risk Committee and the Compensation Committee meets the additional, heightened independence criteria applicable to such committee members under the applicable NYSE rules.

Executive Sessions of the Board of Directors

The non-employee, independent members of our Board and all committees of the Board generally meet in executive session without management present during their Board and committee meetings. John Lundgren, our Lead Independent Director, presides over executive sessions of the Board, and the committee chairs, each of whom is independent, preside over executive sessions of the committees.

Limitation on Other Board and Audit Committee Service

Our Corporate Governance Guidelines establish the following limits on our directors serving on publicly-traded company boards and audit committees:

Director Category	Limit on publicly-traded board and committee service, including Visa
All directors	4 boards
Directors who are executives of a publicly-traded company	2 boards
Directors who serve on our Audit and Risk Committee	3 audit committees

The Nominating and Corporate Governance Committee may grant exceptions to the limits on a case-by-case basis after taking into consideration the facts and circumstances of the request. Our Corporate Governance Guidelines provide that prior to accepting an invitation to serve on the board or audit committee of another publicly-traded company, a director should advise our Corporate Secretary of the invitation. The Corporate Secretary will review the matter with the Lead Independent Director or the Chair of the Board, the Chair of the Nominating and Corporate Governance Committee, and the Chief Executive Officer, so that the Board, through the Nominating and Corporate Governance Committee, has the opportunity to review the director's ability to continue to fulfill his or her responsibilities as a member of the Company's Board or Audit and Risk Committee. When reviewing such a request, the Nominating and Corporate Governance Committee may consider a number of factors, including the director's other time commitments, record of attendance at Board and committee meetings, potential conflicts of interest and other legal considerations, and the impact of the proposed directorship or audit committee service on the director's availability.

Mr. Carney serves as chief acquisition officer of Carney Technology Acquisition Corp. II (CTAC), a special purpose acquisition company (SPAC). Mr. Carney reports to the chief executive officer of CTAC and does not serve on the board of directors. Mr. Carney is not considered an executive of a publicly-traded company for purposes of the Board's policy limiting service on other public company boards, given that service as an officer of a SPAC does not have the same demands as being an executive officer of a typical publicly-traded company.

Ms. List serves on three public company audit committees in addition to being a member of our Audit and Risk Committee. The Nominating and Corporate Governance Committee and the Board considered Ms. List's service on four public company audit committees, including her professional qualifications, former experience as a public company chief financial officer, and the nature of and time involved in her service on other boards. Following such review, the Board determined that such simultaneous service would not impair the ability of Ms. List to effectively serve on the Company's Audit and Risk Committee and waived the limit for service on the Audit and Risk Committee for Ms. List.

Management Development and Succession Planning

Our Board believes that one of its primary responsibilities is to oversee the development and retention of executive talent and to ensure that an appropriate succession plan is in place for our Chief Executive Officer and other members of senior management. Each quarter, the Nominating and Corporate Governance Committee meets with our Vice Chair, Chief People and Administrative Officer and other executives to discuss management succession and development planning and to address potential vacancies in senior leadership. In addition, the Board annually reviews succession planning for our Chief Executive Officer.

The Board of Directors' Role in Risk Oversight

Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities to Visa and its stockholders. While the Chief Executive Officer; President; Chief Risk Officer; General Counsel; Vice Chair, Chief Financial Officer; Vice Chair, Chief People and Administrative Officer; President, Technology; and other members of our senior leadership team are responsible for the day-to-day management of risk, our Board is responsible for promoting an appropriate culture of risk management within the Company and for setting the right "tone at the top," overseeing our aggregate risk profile, and monitoring how the Company addresses specific risks, such as strategic and competitive risks, financial risks, brand and reputation risks, cybersecurity and technology risks, ecosystem risks, legal and compliance risks, regulatory risks, and operational risks.

Board of Directors

- The Board exercises its oversight responsibility for risk both directly and through its standing committees.
- Throughout the year, the Board and each committee spend a portion of their time reviewing and discussing specific risk topics.
- On an annual basis, the Chief Risk Officer and other members of senior management report on our top enterprise risks, and the steps management has taken or will take to mitigate these risks.
- Our President, Technology, provides regular updates to the Board on technology and cybersecurity, including an annual in-depth review.
- Our General Counsel updates the Board regularly on material legal and regulatory matters.
- Written reports also are provided to and discussed by the Board regularly regarding recent business, legal, regulatory, competitive, and other developments impacting the Company.



Audit and Risk Committee

Oversees risks related to our enterprise risk management framework and programs, including:
- financial statements, financial reporting, and internal controls;
- tax strategy;
- legal and regulatory;
- corporate risk profile, top risks, and key operational risks;
- technology, including information security and cybersecurity;
- global privacy program;
- compliance and ethics program, including anti-money laundering and sanctions; and
- operational resilience program

Compensation Committee

Oversees risks related to employees and compensation, including:
- our compensation policies and practices for all employees; and
- our incentive and equity-based compensation plans

For additional information regarding the Compensation Committee's review of compensation-related risk, please see the section entitled *Risk Assessment of Compensation Programs*.

Finance Committee

Oversees risks related to mergers and acquisitions and certain financial matters, including:
- capital investments;
- debt;
- credit and liquidity; and
- capital structure

Nominating and Corporate Governance Committee

Oversees risks related to our overall corporate governance, including:
- Board effectiveness;
- Board and committee composition;
- Board size and structure;
- director independence;
- Board succession;
- senior management succession;
- ESG strategy, programs, and reporting; and
- political participation and contributions

In addition, each of the committees meets in executive session with management to discuss our risks and exposures. For example, in 2022, the Audit and Risk Committee met regularly with our Chief Risk Officer; General Counsel; Chief Ethics and Compliance Officer; Vice Chair, Chief Financial Officer; Chief Auditor; and other members of senior management.

Stockholder Engagement

Our Board and management team greatly value the opinions and feedback of our stockholders. We have proactive, ongoing engagement with our stockholders throughout the year focused on ESG matters, including corporate governance, corporate responsibility and sustainability, and executive compensation, in addition to the ongoing dialogue among our stockholders and our Chairman and Chief Executive Officer, Vice Chair, Chief Financial Officer, and Investor Relations team on Visa's financial and strategic performance. Our Chairman and Chief Executive Officer and our Lead Independent Director also met with several of our investors this year to discuss corporate governance, corporate responsibility, and executive compensation matters.



We contacted our
Top 75
Stockholders

Representing approximately
65%
of our outstanding Class A common stock

We held videoconference meetings with
48
stockholders

Representing approximately
26%
of our outstanding Class A common stock

Prior to Annual Meeting

- We reach out to our top 75 investors to discuss corporate governance, sustainability, human capital management, and executive compensation matters, and solicit feedback.
- Our Board is provided with our stockholders' feedback for consideration.
- Board and management discuss feedback and whether action should be taken.
- Disclosure enhancements are considered.
- We review vote proposals and solicit support for Board recommendations on management and stockholder proposals.

Annual Meeting of Stockholders

- Our stockholders vote on election of directors, executive compensation, ratification of our auditors, and other management and stockholder proposals.

Post Annual Meeting

- Our Board and management review the vote results from our annual meeting.
- Board and management discuss vote results and whether action should be taken.
- We start preparing our agenda for our next year of engagement.

Feedback from this year's investor meetings was positive overall with many investors expressing appreciation for the increased transparency in our disclosures on ESG matters. Topics covered during our discussions with investors included:

- our environmental footprint, climate change, and sustainable commerce, including Visa's climate goals;
- human capital management, including workforce diversity, equity, and inclusion;
- Board leadership;
- Board composition, skills, tenure, and diversity;
- Board risk oversight, including cybersecurity, data privacy, brand and reputation, and legal and regulatory; and
- our executive compensation program and philosophy, and ESG metrics in the annual incentive plan.

A summary of the feedback we received was discussed and considered by the Board, and enhancements have been made to certain of our disclosures to improve transparency.

Communicating with the Board of Directors

Our Board has adopted a process by which stockholders or other interested persons may communicate with the Board or any of its members. Stockholders and other interested parties may send communications in writing to any or all directors (including the Chair or the non-employee directors as a group) electronically to board@visa.com or by mail c/o our Corporate Secretary, Visa Inc., P.O. Box 193243, San Francisco, CA 94119. Communications that meet the procedural and substantive requirements of the process approved by the Board will be delivered to the specified member of the Board, non-employee directors as a group, or all members of the Board, as applicable, on a periodic basis, which generally will be in advance of or at each regularly scheduled meeting of the Board. Communications of a more urgent nature will be referred to the Corporate Secretary, who will determine whether it should be delivered more promptly. Additional information regarding the procedural and substantive requirements for communicating with our Board may be found on our website at *investor.visa.com*, under "Corporate Governance – Contact the Board."

All communications involving accounting, internal accounting controls, and auditing matters, possible violations of, or non-compliance with, applicable legal and regulatory requirements or the Code of Business Conduct and Ethics, or retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint, may be made via email to businessconduct@visa.com; through our Confidential Compliance Hotline at (888) 289-9322 or our Confidential Online Compliance Hotline at *visa.alertline.com*; or by mail to Visa Inc., Business Conduct Office, P.O. Box 193243, San Francisco, CA 94119. All such communications will be handled in accordance with our Whistleblower Policy, a copy of which may be obtained by contacting our Corporate Secretary.

Attendance at Board, Committee, and Annual Stockholder Meetings

Our Board and its committees meet throughout the year on a set schedule, hold special meetings as needed, and act by written consent from time to time. The Board met seven times during fiscal year 2022. Each director attended at least 94% or more of the aggregate of: (i) the total number of meetings of the Board held during the period in fiscal year 2022 for which he or she served as a director, and (ii) the total number of meetings held by all committees of the Board on which such director served as a member during the period in fiscal year 2022. The total number of meetings held by each committee is listed below, under *Committees of the Board of Directors*. It is our policy that all members of the Board should endeavor to attend the annual meeting of stockholders. All ten of our then directors attended the 2022 Annual Meeting of Stockholders. Ms. List and Mr. Crawford joined the Board in April 2022 and October 2022, respectively and, therefore, did not attend the 2022 Annual Meeting.

Codes of Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics, which applies to all directors, officers, employees, and contingent staff of the Company. This Code includes a supplemental Code of Ethics for Certain Executives and Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller, Chief People and Administrative Officer, General Counsel, and other senior financial officers, whom we refer to collectively as senior officers. These Codes require the senior officers to engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and provide mechanisms to report unethical conduct. Our senior officers are held accountable for their adherence to the Codes. If we amend or grant any waiver from a provision of our Codes for officers or directors, we will publicly disclose such amendment or waiver in accordance with and if required by applicable law, including by posting such amendment or waiver on our website at *investor.visa.com* within four business days.

Political Engagement and Disclosure

Public sector decisions significantly affect our business and industry, as well as the communities in which we operate. For this reason, we participate in the political process through regular engagement with government officials and policy-makers, by encouraging the civic involvement of our employees, and by contributing to candidates and political organizations where permitted by applicable law. We are committed to conducting these activities in a transparent manner that reflects responsible corporate citizenship and best serves the interests of our stockholders, employees, and other stakeholders. Additional information regarding our political activities and oversight may be found at *usa.visa.com/about-visa/esg/operating-responsibly.html*.

Visa has a Political Participation, Lobbying and Contributions Policy (PPLC Policy) that prohibits our directors, officers, and employees from using Company resources to promote their personal political views, causes, or candidates, and specifies that the Company will not directly or indirectly reimburse any personal political contributions or expenses. Directors, officers, and employees also may not lobby government officials on the Company's behalf absent the pre-approval of the Company's Global Government Engagement department. As such, our lobbying and political spending seek to promote the interests of the Company and its stockholders, and not the personal political preferences of our directors or executives.

Under the PPLC Policy, the Nominating and Corporate Governance Committee must pre-approve the use of corporate funds for political contributions, including contributions made to trade associations to support targeted political campaigns and contributions to organizations registered under Section 527 of the U.S. Internal Revenue Code to support political activities. The PPLC Policy further requires the Company to make reasonable efforts to obtain from U.S. trade associations whose annual membership dues exceed $25,000 the portion of such dues that are used for political contributions. This information must then be included in the semiannual contribution reports that are posted on our website.

We endeavor to maintain a healthy and transparent relationship with governments around the world by communicating our views and concerns to elected officials and policy-makers. As an industry leader, we encounter challenges and opportunities on a wide range of policy matters. These issues may include regulations and policies on interchange fees, cybersecurity, data security, privacy, intellectual property, surcharging, payroll and prepaid cards, mobile payments, tax, international trade and market access, and financial inclusion, among others.

The Nominating and Corporate Governance Committee reviews our political contributions and lobbying expenditures on a semiannual basis, which includes information regarding memberships in, or payments to, tax-exempt organizations that write and endorse model legislation. Additional information on our political contributions and lobbying expenditures can be found on our website, including our semiannual contribution reports and links to our quarterly U.S. federal lobbying activities and expenditures reports.

In 2022, the Center for Political Accountability assessed our disclosures for its annual Center for Political Accountability CPA-Zicklin Index of Corporate Political Disclosure and Accountability, and designated Visa a "Trendsetter" (the highest designation in the CPA-Zicklin Index) with a perfect score of 100.

Environmental, Social, and Governance

We believe that as a trusted brand in payments, Visa has an opportunity and responsibility to contribute to a more inclusive, equitable, and sustainable world. As we work toward this goal, we are committed to managing the risks and opportunities that arise from ESG issues, providing transparency of our ESG performance, and enabling strong executive and Board oversight of our overall ESG strategy. In fiscal year 2022, the Board, in full and in individual committees, discussed a range of ESG topics, including but not limited to human capital management, inclusion and diversity, climate strategy, political engagement and contributions, technology, cybersecurity, and data privacy.

Integrated Approach

Visa strives to be an industry leader in addressing ESG issues and overall management. To do so, we continue to take an integrated approach to our ESG performance and transparency.

- **Materiality-based Strategy:** In line with international ESG guidelines and corporate best practices, Visa conducts a biennial ESG materiality assessment, which enables us to monitor and reassess our approach to managing priority topics. Visa 's overall approach to ESG focuses on identifying relevant and significant topics that align Visa's long-term business strategy and success with the importance of those topics to our stakeholders, including employees, clients, investors, ESG ratings agencies, governments, civil society organizations, communities, and others.

- **Governance:** At the Board level, the Nominating and Corporate Governance Committee has formal responsibility to oversee and review our management of ESG matters, overall ESG strategy, stakeholder engagement, formal reporting, and policies and programs in specific areas, including environmental sustainability, climate change, human rights, political activities and expenditures, social impact, and philanthropy. These responsibilities are incorporated into the charter for the Nominating and Corporate Governance Committee, which is available on the Investor Relations page of our website at *investor.visa.com* under "Corporate Governance – Committee Composition."

- **Engagement:** Understanding the views of Visa stakeholders supports our work across our business and ESG strategic priorities. We regularly engage with our stakeholders to help inform our ESG strategy, priorities, and actions.

- **Reporting:** Visa is committed to providing transparency regarding our ESG approach and performance through various channels and platforms of ESG reporting. We publish our ESG Report annually, which is aligned with leading reporting frameworks, such as those from the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), relevant World Economic Forum (WEF) Stakeholder Capitalism Metrics, and others. In addition, we participate in:

  - Additional reporting initiatives such as CDP and the Workforce Disclosure Initiative (WDI);

  - Engagements with ESG ratings firms;

  - ESG-focused rankings and lists; and

  - Ongoing dialogue with stakeholders on our ESG performance.

Key Focus Areas of ESG Strategy and Recent Progress

Our ESG strategy focuses on priority issues in five areas, each of which is informed by our materiality assessment and stakeholder engagement.

Empowering People, Communities, and Economies
- Digital Equity
- Financial Access
- Small and Micro Businesses
- Empowering Women
- Local Communities

✓ Helped digitally enable over 40 million small and micro businesses (SMBs) as of September 2022, as we work toward our goal to digitally enable 50 million SMBs worldwide
✓ Continued to expand our global Practical Business Skills platform that delivers free digital education resources to SMB owners and entrepreneurs with visitors from over 150 countries
✓ Shared global insights through the Visa Economic Empowerment Institute on digital equity, SMB digitization, and remittance payments to help governments advance public policies that create more inclusive economies
✓ Supported more than 6,000 employees from 58 countries who volunteered more than 55,000 hours to strengthen the communities in which we live and work
✓ Visa Foundation committed $15.5 million in grant funding and $35.5 million in impact investments supporting gender diverse and inclusive small businesses globally

Investing in our Workforce
- Inclusion and Diversity
- Learning and Development
- Employee Engagement
- Benefits and Wellbeing
- Employee Safety

✓ Made progress towards our goal to increase representation of employees from underrepresented groups in our U.S. leadership and broader workforce
✓ Maintained gender pay equity globally, as well as pay equity by race/ethnicity in the U.S.
✓ Welcomed the inaugural cohort of Visa Black Scholars to our first Visa Black Scholars Summit
✓ Held the fourth annual Visa Learning Festival with more than 50 virtual sessions and in-person events, with nearly 30% of employees registered to participate
✓ Launched the Visa Career Development Framework with digital tools to drive employee growth, mobility, and engagement
✓ Announced New Child Bonding Leave, which sets a global minimum of 14 weeks paid leave for all parents

Securing Commerce and Protecting Customers
- Payments Security
- Cybersecurity
- Consumer Privacy
- Responsible Data Use
- Transaction Integrity

✓ Invested over $10 billion in technology over the last five years, including to reduce fraud and enhance network security
✓ Deployed artificial intelligence-enabled capabilities and always-on experts to proactively detect and prevent billions of dollars of attempted fraud
✓ Promoted the adoption of scalable technologies, such as network tokenization and 3DS, that enhanced transaction security globally
✓ Achieved the highest rating in our sector from Gartner Consulting during our 2022 cybersecurity program review
✓ Enhanced the Visa Global Privacy Program to anticipate increased and evolving privacy regulations and consumer expectations
✓ Decreased enumeration attack volumes with new analytical capabilities, enhanced tools, and the launch of a targeted compliance program

Protecting the Planet
- Visa Operations
- Sustainable Commerce

✓ Maintained 100% renewable electricity and carbon neutral operations
✓ Reduced Scopes 1 and 2 greenhouse gas emissions by 93% since fiscal year 2018, driven largely by switch to renewable electricity
✓ Received third party validation of Visa's 2030 science-based targets as an interim goal toward our 2040 net-zero target and expanded engagement of Visa's suppliers in support of our 2030 and 2040 emissions goals including Scope 3 reductions
✓ Completed the second year of Visa's Green Bond use of proceeds, now totaling $243.3 million in eligible spend across areas such as green buildings, energy efficiency, and renewable energy
✓ Entered into our first commercial airline program for sustainable aviation fuel purchasing
✓ Advanced Visa's sustainability solutions (e.g., Ecolytiq and Visa Eco Benefits)
✓ Formed new sustainable commerce partnerships with Ellen MacArthur Foundation, JustCharge, and others

Operating Responsibly
- Corporate Governance
- Ethics and Compliance
- Engaging with Governments
- Human Rights
- Responsible Sourcing
- Tax Compliance and Governance

✓ Overall diversity of Board nominees is 70%, with women comprising 30% of the nominees, and 40% of the nominees are racially or ethnically diverse
✓ Held Ethics in Action Week, celebrating the integral role of ethics in Visa's culture
✓ Named to the Ethisphere World's Most Ethical Companies list for the tenth consecutive year
✓ Received a 100% rating from the CPA–Zicklin Index for our disclosures related to corporate political contributions and recognized as a "Trendsetter" for the seventh consecutive year
✓ Continued our engagement with sports bodies, civil society organizations, and the Centre for Sport & Human Rights to promote respect of human rights in sport

Third-Party Recognition of our ESG Leadership

We continued to receive recognition of our ESG leadership by third-party organizations:

- **Dow Jones Sustainability North America Index (DJSI)** – Included in DJSI North America for fifth consecutive year; included in S&P's 2022 Sustainability Yearbook for second consecutive year

- **CDP Climate Change** – A List

- **Bloomberg Gender Equality Index**

- **MSCI** – Maintained "A" rating

- **Sustainalytics** – Low Risk – ESG Risk Rating

- **America's 100 Most Just Companies**

- **World's Most Ethical Companies** – Named for the tenth consecutive time in 2022

- **Best Places to Work for LGBTQ+ Equality 2022** – 100% on the Human Rights Campaign (HRC) Corporate Equality Index

We encourage you to read more about how we are working to build a more inclusive, equitable, and sustainable world for everyone, everywhere at *visa.com/esg* and in our 2021 Environmental, Social and Governance Report. Our website and our 2021 Environmental, Social & Governance Report are not part of or incorporated by reference into this proxy statement. Our ESG goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met.

COMMITTEES OF THE BOARD OF DIRECTORS

The current standing committees of the Board are the Audit and Risk Committee, the Compensation Committee, the Finance Committee, and the Nominating and Corporate Governance Committee. Each of the standing committees operates pursuant to a written charter, which are available on the Investor Relations page of our website at *investor.visa.com* under "Corporate Governance – Committee Composition."

Audit and Risk Committee

Committee members:
Lloyd A. Carney*, Chair
Ramon Laguarta
Teri L. List*
Denise M. Morrison*

*Audit Committee Financial Expert

Number of meetings in fiscal year 2022: 8

"Despite the challenges of 2022, including the war in Ukraine, we continued our focus on Visa's operational resiliency and key risks, including ecosystem, credit settlement, technology, cybersecurity, fraud, regulatory, and third-party risks."

– Lloyd A. Carney, Chair



Key Activities in 2022

- Monitored the integrity of our financial statements, our compliance with legal and regulatory requirements, our internal controls over financial reporting, and the performance of our internal audit function and KPMG LLP, our independent registered public accounting firm;
- Discussed the qualifications and independence of KPMG and recommended their re-appointment for fiscal year 2022;
- Selected, approved the compensation of, and oversaw the work of KPMG, including the scope of and plans for the audit for fiscal year 2023;
- Reviewed and discussed with management the disclosures required to be included in our Annual Report on Form 10-K and our quarterly reports on Form 10-Q, including the Company's significant accounting policies and areas subject to significant judgment and estimates;
- Discussed with KPMG their critical audit matters;
- Approved fees for KPMG for fiscal year 2022 and all audit, audit-related, and non-audit fees and services consistent with our pre-approval policy;
- On a quarterly basis, reviewed audit results and findings prepared by Internal Audit;
- Reviewed and recommended that the Board approve our Audit and Risk Committee charter, reviewed and recommended that the Board approve amendments to our Code of Business Conduct and Ethics, monitored compliance with our Code of Business Conduct and Ethics, and reviewed the implementation and effectiveness of the Company's compliance and ethics program;
- Reviewed and discussed with management the Company's financial risks, top risks, and other risk exposures and the steps taken to monitor and control those exposures, including our Risk Management Framework and Enterprise Risk Management Framework and programs, ecosystems risks, credit settlement risk programs, and our acquired entities' risk profiles;
- Monitored the Company's technology risks, including operational resilience, privacy and data protection, and cybersecurity;
- Reviewed and approved our Third-Party Lifecycle Management Program, Related Person Transactions Policy, fiscal year 2022 Global Operational Resilience Program plan, Risk Appetite Framework, and fiscal year 2022 internal audit plan;
- Reviewed the Company's insurance coverage and programs, and tax audits; and

- Reviewed the procedures for the receipt, retention, and treatment of complaints we receive under the Company's Whistleblower Policy, including regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Certain Relationships and Related Person Transactions

The Audit and Risk Committee has adopted a written Statement of Policy with respect to Related Person Transactions (Statement of Policy), governing any transaction, arrangement, or relationship between the Company and any related person where the related person had, has, or will have a direct or indirect material interest. Under the Statement of Policy, the Audit and Risk Committee reviews related person transactions and may approve or ratify them only if it is determined that they are in, or not inconsistent with, the best interests of the Company and its stockholders. When reviewing a related person transaction, the Audit and Risk Committee may take into consideration all of the relevant facts and circumstances available to it, including: (i) the material terms and conditions of the transaction or transactions; (ii) the related person's relationship to Visa; (iii) the related person's interest in the transaction, including their position or relationship with, or ownership of, any entity that is a party to or has an interest in the transaction; (iv) the approximate dollar value of the transaction; (v) the availability from other sources of comparable products or services; and (vi) an assessment of whether the transaction is on terms that are comparable to the terms available to us from an unrelated third party.

In the event we become aware of a related person transaction that was not previously approved or ratified under the Statement of Policy, the Audit and Risk Committee will evaluate all options available, including ratification, revision, or termination of the related person transaction. The Statement of Policy is intended to augment and work in conjunction with our other policies that include code of conduct or conflict of interest provisions, including our Code of Business Conduct and Ethics.

We engage in transactions, arrangements, and relationships with many other entities, including financial institutions and professional organizations, in the ordinary course of our business. Some of our directors, executive officers, greater than five percent stockholders, and their immediate family members, each a related person under the Statement of Policy, may be directors, officers, partners, employees, or stockholders of these entities. We carry out transactions with these entities on customary terms, and, in many instances, our directors and executive officers may not be aware of them. To our knowledge, since the beginning of fiscal year 2022, no related person has had a material interest in any of our business transactions or relationships.

Report of the Audit and Risk Committee

The Committee, which is composed of independent directors, is responsible for monitoring and overseeing Visa's financial reporting process on behalf of the Board. The functions of the Committee are described in greater detail in the Audit and Risk Committee Charter, adopted by the Board, which may be found on the Company's website at *investor.visa.com* under "Corporate Governance – Committee Composition." Visa's management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. KPMG LLP, Visa's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America and on the Company's internal control over financial reporting.

In this context, the Committee has reviewed and discussed with management the Company's audited consolidated financial statements for the fiscal year ended September 30, 2022. In addition, the Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission.

The Committee also has received the written disclosures and the letter from KPMG required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and the Committee has discussed the independence of KPMG with that firm. The Committee also has considered whether KPMG's provision of non-audit services to the Company impairs the auditor's independence, and concluded that KPMG is independent from the Committee, the Company, and the Company's management.

Based on the Committee's review and discussions noted above, the Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2022, for filing with the Securities and Exchange Commission.


Audit and Risk Committee of the Board of Directors
Lloyd A. Carney (Chair)
Ramon Laguarta
Teri L. List
Denise M. Morrison


Compensation Committee



Committee members:
Francisco Javier Fernández-Carbajal
Teri L. List
John F. Lundgren
Robert W. Matschullat
Denise M. Morrison, Chair

Number of meetings in fiscal year 2022: 6

"Challenges for the Committee in 2022 included unprecedented executive talent-market competition, macroeconomic uncertainty, and continued challenges from COVID-19, combined with the impact of the war in Ukraine. The Committee's commitment to our pay for performance philosophy was unwavering, with continued focus on motivating and retaining a high-performing executive team and emphasizing financial, strategic, and ESG goals in our executive compensation program design."

– Denise M. Morrison, Chair

Key Activities in 2022

• Reviewed the overall executive compensation philosophy for the Company;
• Reviewed and approved corporate goals and objectives relevant to our Chief Executive Officer's and other NEOs' compensation, including annual financial, strategic, ESG, and individual performance objectives;
• Continued to monitor and assess the impact of COVID-19, as well as the ongoing war in Ukraine and Visa's decision to suspend operations in Russia, on the executive compensation program and considered the appropriateness of the program by reference to its guiding principles, including pay for performance, alignment with stakeholders' interests, and motivation and retention of key talent;
• Evaluated the performance of our Chief Executive Officer and other NEOs considering pre-established goals and objectives and, based on this evaluation, determined, approved, and reported to the Board the annual compensation of our Chief Executive Officer and other NEOs, including salary, annual incentives, long-term equity, and other benefits;
• Reviewed and recommended to the independent members of the Board the form and amount of compensation of our non-employee directors;
• Oversaw administration and regulatory compliance with regard to the Company's incentive and equity-based compensation plans;
• Reviewed the operations of the Company's executive compensation program to determine whether they are properly coordinated and achieving their intended purposes;

- Reviewed an annual compensation-risk assessment report and considered whether the Company's compensation policies and practices contain incentives for executive officers and employees to take risks in performing their duties that are reasonably likely to have a material adverse effect on the Company;
- Reviewed the Company's pay equity processes and related disclosures;
- Reviewed the Company's stock ownership guidelines for directors and NEOs, as well as individual compliance;
- Reviewed and recommended that the Board approve our Compensation Committee charter;
- Reviewed and discussed with management the compensation disclosures required to be included in the Company's annual filings;
- Oversaw the Company's submission of the annual advisory vote on executive compensation (Say-on-Pay);
- Reviewed the results of stockholder votes on executive compensation matters and discussed with management the appropriate engagement with stockholders in response to the votes;
- Selected an appropriate peer group for executive pay and performance comparisons; and
- Received and reviewed updates on regulatory and compensation trends and compliance.

Compensation Committee Interlocks and Insider Participation

None of the members who served on the Compensation Committee was or had ever been one of our officers or employees. In addition, during the last fiscal year, none of our executive officers served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our Board or Compensation Committee.

Risk Assessment of Compensation Programs

The Compensation Committee annually considers potential risks to the Company when reviewing and approving our compensation program. We have designed our compensation program, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk-taking. The following elements have been incorporated in our compensation program for executive officers:



A Balanced Mix of Compensation Elements
- The compensation mix for our executive officers consists of salary, annual cash incentives, and long-term equity incentives, representing a mix that is not overly weighted toward short-term cash incentives.

Multiple Performance Factors
- Our incentive compensation plans use multiple pre-established performance goals, which encourage the achievement of objectives for the overall benefit of the Company and its stakeholders.

Long-Term Incentives
- Our long-term incentives are equity-based and have a regular three-year vesting schedule to complement our annual cash-based incentives.

Capped Incentive Awards
- Annual incentive awards and performance share awards are capped at 200% of target for executive officers.

Stock Ownership Guidelines
- Our guidelines call for significant stock ownership, which aligns the interests of our executive officers with the long-term interests of our stakeholders.

Recoupment Policies
- Our Clawback Policy authorizes the Board to recover past incentive compensation payments or cancel outstanding awards in the event of a material restatement of the Company's financial results due to fraud, intentional misconduct, or gross negligence of the executive officer.
- Our equity award agreements also provide for forfeiture of equity-based awards in the event of specified detrimental activity in the absence of a restatement.

Additionally, the Compensation Committee annually considers an assessment of compensation-related risks. Based on this assessment, the Compensation Committee concluded that our compensation program does not create risks that are reasonably likely to have a material adverse effect on Visa. In making this determination, the Compensation Committee reviewed the key design elements of our compensation program in relation to industry "best practices" as presented by the Compensation Committee's independent compensation consultant, as well as the means of mitigating potential risks, such as through our internal controls and oversight by management and the Board.

Compensation Committee Report

The Compensation Committee has:

- reviewed and discussed the section entitled *Compensation Discussion and Analysis* with management; and

- based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis section be included in this proxy statement.

COMPENSATION COMMITTEE

Denise M. Morrison (Chair)
Francisco Javier Fernández-Carbajal
Teri L. List
John F. Lundgren
Robert W. Matschullat

Finance Committee

Committee members:
Mary B. Cranston
Francisco Javier Fernández-Carbajal
Robert W. Matschullat, Chair
Linda J. Rendle
Maynard G. Webb, Jr.

Number of meetings in fiscal year 2022: 6

"The Committee was active in 2022, reviewing potential M&A and strategic investment opportunities, Visa's capital structure, financial condition, capital investments, and treasury activities."

– Robert W. Matschullat, Chair



Key Activities in 2022

- Reviewed potential M&A transactions and strategic investments;
- Reviewed the financial and operational performance of prior acquisitions, including integration scorecards;
- Reviewed and recommended the Board declare the Company's quarterly dividend and authorize a $12 billion Class A share buyback program;
- Reviewed the Company's capital structure and financial condition, including target leverage ratio and credit ratings;
- Discussed the Company's tax strategy;
- Reviewed insurance coverage and programs;
- Discussed the Company's treasury activities and strategy;
- Reviewed potential capital investments in advance of fiscal year 2022 budget approval; and
- Reviewed and recommended the Board approve the Finance Committee charter.

Nominating and Corporate Governance Committee

Committee members:
Mary B. Cranston
Ramon Laguarta
John F. Lundgren
Linda J. Rendle
Maynard G. Webb, Jr., Chair

Number of meetings in fiscal year 2022: 4

"This year, the Committee continued its focus on board composition, including the addition of Teri L. List and Kermit R. Crawford to the Board, management succession planning, and oversight of Visa's robust ESG and stockholder engagement programs."

– Maynard G. Webb, Jr., Chair



Key Activities in 2022

- Identified, selected, and recommended two new directors: (i) Teri L. List, to serve as a member of the Board, Audit and Risk Committee, and Compensation Committee, effective April 11, 2022; and (ii) Kermit R. Crawford, to serve as a member of the Board, effective October 7, 2022, and a member of the Audit and Risk Committee and Nominating and Corporate Governance Committee, effective January 1, 2023;
- Reviewed the director skills and qualifications criteria used to identify individuals who are qualified to become directors to confirm that the criteria capture the appropriate skills and qualifications for Visa board membership;
- Regularly discussed Board composition and reviewed director candidates considering our director skills and qualification criteria, current business needs, and long-term strategy;
- Reviewed and recommended that the Board approve the Nominating and Corporate Governance Committee charter and amendments to the Company's Bylaws and Corporate Governance Guidelines;
- Reaffirmed the Board's categorical director independence standards, and reviewed the qualifications and determined the independence of the members of the Board and its committees;
- Reviewed each director's compliance with the requirements of the Corporate Governance Guidelines relating to service on other boards or audit committees of publicly-traded companies;
- Reviewed succession and development plans for management, including in the event of an emergency or retirement;
- Oversaw the annual evaluation of the Board, its committees, and directors;
- Oversaw our stockholder engagement program on ESG matters;
- Reviewed and approved the 2022 corporate political contribution plan, and oversaw the Company's political contributions and lobbying activities; and
- Reviewed the Company's ESG developments and oversaw the Company's charitable giving.

Process for Nomination of Director Candidates

The Nominating and Corporate Governance Committee regularly reviews the composition of the Board, including the qualifications, expertise, and characteristics that are represented in the current Board as well as the criteria it considers needed to support Visa's long-term strategy. After an in-depth review of the candidates, the Nominating and Corporate Governance Committee recommends candidates to the Board in accordance with its charter, our Certificate of Incorporation and Bylaws, our Corporate Governance Guidelines, and the criteria adopted by the Board regarding director candidate qualifications. After careful review and consideration, the Board will nominate candidates for election, or re-election, at our annual meeting of stockholders. The Board may appoint a director to the Board during the year to serve until the next meeting of stockholders.



Sources for Candidate Pool	In-Depth Review	Full Board Review	Board Nominees	
• Independent directors • Independent search firm • Our management • Stockholders	• Consider skills matrix • Consider diversity • Review independence and potential conflicts For New Candidates: • Screen qualifications • Meet with our directors	Review selected candidates for election / appointment at recommendation by NCGC	Candidates nominated for election to Board at Annual Meeting of Stockholders or appointed to Board during the year	**7 of 10 directors joined the Board since 2015**

Stockholder Recommended Candidates

Stockholders may recommend a director candidate to be considered for nomination by the Nominating and Corporate Governance Committee by providing the information specified in our Corporate Governance Guidelines to our Corporate Secretary within the timeframe specified for stockholder nominations of directors in our Bylaws. For additional information regarding the process for proposing director candidates to the Nominating and Corporate Governance Committee for consideration, please see our Corporate Governance Guidelines. Stockholders who wish to nominate a person for election as a director at an annual meeting of stockholders must follow the procedure described under *Other Information – Stockholder Nomination of Director Candidates and Other Stockholder Proposals for 2024 Annual Meeting* of this proxy statement. For additional information regarding this process, please see our Bylaws.

Criteria for Nomination to the Board of Directors and Diversity

The Nominating and Corporate Governance Committee applies the same standards in considering director candidates submitted by stockholders as it does in evaluating other candidates, including incumbent directors. The identification and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors and will be significantly influenced by the needs of the Board from time to time. As a result, there is no specific set of minimum qualifications, qualities, or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory, and NYSE listing requirements and the provisions of our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, and charters of the Board's committees. However, the Nominating and Corporate Governance Committee and the Board have identified the ten skills and qualifications listed below as important criteria for membership on the Board.


Payments
Technology
Senior Leadership
Public Company Boards
Financial
Global Markets
Marketing | Brand
Risk
Government | Geo-Political
Ecommerce | Mobile

In addition to the above qualities, the Board, through the Nominating and Corporate Governance Committee, strives to be a board that reflects the diversity of our key stakeholders around the world (clients, customers, employees, business partners, and stockholders). While the Board does not have a formal policy on diversity, the Board's practice in assembling the Board is to have wide diversity in terms of business experiences, functional skills, gender, race, ethnicity, and cultural backgrounds. To support this objective, the Nominating and Corporate Governance Committee considers women and candidates from underrepresented groups in the pool from which the Nominating and Corporate Governance Committee considers director candidates.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

We compensate non-employee directors for their service on the Board with a combination of cash and equity awards, the amounts of which are commensurate with their role and involvement, and consistent with peer company practices. In setting non-employee director compensation, we consider the significant amount of time our directors expend in fulfilling their duties as well as the skill level required of members of our Board. Mr. Kelly, our Chairman and Chief Executive Officer, does not receive additional compensation for his service as a director.

The Compensation Committee, which is composed solely of independent directors, has the primary responsibility for reviewing and considering any revisions to our non-employee director compensation program. In July 2021, the Compensation Committee undertook its annual review of non-employee director compensation for fiscal year 2022, which included an analysis completed by its independent compensation consultant. As part of this analysis, the independent compensation consultant reviewed trends and data from the same peer companies used by the Compensation Committee in connection with its review of executive compensation. Pursuant to the review, and after considering the independent compensation consultant's advice on peer group data, the Compensation Committee recommended that the Board approve an increase in the grant date value of the annual equity grant for non-employee directors from $215,000 to $225,000 for grants made on or after the date of the 2022 Annual Meeting of Stockholders. This increase to the equity grant date value improved the overall positioning within the peer group and the mix between cash and equity in the director compensation program.

Highlights of our Non-Employee Director Compensation Program

✓ **No Fees for Board or Committee Meeting Attendance:** Meeting attendance is an expected part of Board service.

✓ **Emphasis on Equity:** There is an emphasis on equity in the overall compensation mix to further align interests with stakeholders.

✓ **Recognition of Special Roles:** Special roles, such as Lead Independent Director and Committee Chairs, are recognized for their additional time commitments.

✓ **Annual Equity Grants with Immediate Vesting:** Equity awards are granted annually with a fixed value, providing alignment with stockholders' interests. Immediate vesting of the awards supports independence and avoids entrenchment.

✓ **Robust Stock Ownership Guidelines:** A guideline of five times the annual Board membership cash retainer supports alignment with stakeholders' interests and mitigates potential compensation-related risk.

✓ **Limited Perquisites and No Related Tax Gross-Ups:** Other benefits, such as matching charitable contributions, are limited.

Annual Retainers Paid in Cash

Non-employee directors receive an annual cash retainer for their service on the Board, as well as additional cash retainers if they serve as the Lead Independent Director, on a committee, or as the chair of a committee. The following table lists the cash retainer amounts in effect during fiscal year 2022.

Type of Retainer	Amount of Retainer
Annual Board Membership	$110,000
Lead Independent Director	$75,000
Audit and Risk Committee Membership	$20,000
Compensation Committee Membership	$15,000
Finance Committee Membership	$15,000
Nominating and Corporate Governance Committee Membership	$15,000
Audit and Risk Committee Chair	$25,000 (in addition to member retainer)
Compensation Committee Chair	$20,000 (in addition to member retainer)
Finance Committee Chair	$20,000 (in addition to member retainer)
Nominating and Corporate Governance Committee Chair	$20,000 (in addition to member retainer)

U.S.-based directors may defer the payment of all or a portion of the cash retainer payments, as described below under *Executive Compensation – Non-qualified Deferred Compensation for Fiscal Year 2022 – Visa Directors Deferred Compensation Plan*. All cash retainers are paid in quarterly installments unless a director elected to defer the payment. Directors are also reimbursed for customary expenses incurred while attending meetings of the Board and its committees.

Equity Compensation

Each non-employee director receives an annual equity grant under the Visa Inc. 2007 Equity Incentive Compensation Plan, as amended and restated (2007 Equity Incentive Compensation Plan), which limits the total grant date value of equity grants that may be made to our non-employee directors to $500,000 in a single fiscal year. On January 25, 2022, the date of our 2022 Annual Meeting of Stockholders, each non-employee director received a restricted stock unit grant determined by dividing $225,000 by the per share closing price of our Class A common stock on that date, rounded to the nearest whole share. Following the date of a director's election or appointment to the Board on a date other than at an Annual Meeting of Stockholders, the director receives a prorated initial grant based on the partial year of Board service; similarly, departing directors who joined the Board prior to November 2017 receive a grant for the year of departure, which is prorated for any partial year of service, as applicable. Accordingly, Teri L. List, who was appointed to the Board on April 11, 2022, received a restricted stock unit grant determined by dividing $187,500 by the per share closing price of our Class A common stock on April 15, 2022, rounded to the nearest whole share; Suzanne Nora Johnson and John A. C. Swainson, who did not stand for re-election at the 2022 Annual Meeting of Stockholders and both joined the Board prior to November 2017, each received a restricted stock unit grant determined by dividing $225,000 (representing the entire grant value applicable to a full year of service for the year of departure) by the per share closing price of our Class A common stock on January 25, 2022, rounded to the nearest whole share. Restricted stock unit grants to all non-employee directors vest immediately upon grant. Directors may elect to defer settlement of all or a portion of their equity grants.

Stock Ownership Guidelines

The stock ownership guidelines for our non-employee directors specify that each director should own shares of our common stock equal to five times the annual Board membership cash retainer. Equity interests that count toward satisfaction of the guidelines include shares owned outright by the director, shares jointly owned, restricted stock, restricted stock units, and any deferred restricted stock units. Directors have five years from the date they become a member of the Board to attain these ownership levels. Each non-employee director with at least five years of service on our Board currently meets or exceeds the ownership guidelines. We also have an insider trading policy which, among other things, prohibits directors from hedging the economic risk of their stock ownership or pledging their shares.

Charitable Matching Gift Program

Our non-employee directors may participate in the Board Charitable Matching Gift Program. Under this program, contributions to eligible non-profit organizations are matched, up to a maximum of $15,000 per director per calendar year. Our U.S. non-employee directors may also participate in our Political Action Committee (PAC) Charitable Matching Program. Under this program, when non-employee directors contribute to the Visa PAC, Visa matches their contribution to a qualifying charity or charities the non-employee director selects, up to a maximum of $5,000 per director per calendar year.

Director Compensation Table for Fiscal Year 2022

The following tables provide information on the total compensation earned by each of our non-employee directors who served during fiscal year 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Lloyd A. Carney	155,000	225,028	20,000	400,028
Mary B. Cranston	140,000	225,028	20,000	385,028
Francisco Javier Fernández-Carbajal	140,000	225,028	–	365,028
Ramon Laguarta	145,000	225,028	–	370,028
Teri L. List[4]	36,250	187,468	–	223,718
John F. Lundgren	215,000	225,028	5,000	445,028
Robert W. Matschullat	160,000	225,028	16,500	401,528
Denise M. Morrison	165,000	225,028	5,000	395,028
Suzanne Nora Johnson[5]	72,500	225,028	15,000	312,528
Linda J. Rendle	140,000	225,028	20,000	385,028
John A. C. Swainson[5]	82,500	225,028	20,000	327,528
Maynard G. Webb, Jr.	150,000	225,028	20,000	395,028

(1) Additional information describing these fees is included under *Compensation of Non-Employee Directors – Annual Retainers Paid in Cash* and the section below entitled *Compensation of Non-Employee Directors – Fees Earned or Paid in Cash*.

(2) Represents the aggregate grant date fair value of the awards granted to each director computed in accordance with stock-based accounting rules (Financial Standards Accounting Board (FASB) ASC Topic 718). Assumptions used in the calculation of these amounts are included in *Note 17 – Share-based Compensation* to our fiscal year 2022 audited consolidated financial statements, which are included in our Annual Report on Form 10-K filed with the SEC on November 16, 2022.

(3) Amounts include the matching contributions we made on behalf of the following directors for fiscal year 2022 pursuant to Visa's Board Charitable Matching Gift Program: $20,000 for Mr. Swainson; $15,000 for each of Mr. Carney, Ms. Cranston, Ms. Nora Johnson, Ms. Rendle, and Mr. Webb; and $11,500 for Mr. Matschullat. For Mr. Swainson, the amount shown exceeds the $15,000 calendar year charitable match limit because his fiscal year total includes fiscal year 2022 contributions made during calendar year 2021. The amounts also include the $5,000 matching contributions Visa made on behalf of each of the following directors for fiscal year 2022 pursuant to its PAC Charitable Matching Program: Mr. Carney, Ms. Cranston, Mr. Lundgren, Mr. Matschullat, Ms. Morrison, Ms. Rendle, and Mr. Webb.

(4) As described under *Compensation of Non-Employee Directors – Equity Compensation* above, Ms. List received an additional prorated stock award in the form of fully-vested restricted stock units for her initial partial year of service as a director for the period from her appointment to the Board on April 11, 2022 through January 24, 2023.

(5) Ms. Nora Johnson and Mr. Swainson, each of whom joined the Board prior to November 2017, did not stand for re-election at the 2022 Annual Meeting of Stockholders. As described under *Compensation of Non-Employee Directors – Equity Compensation* above, each received a stock award in the form of fully-vested restricted stock units for the year of departure from the Board.

Fees Earned or Paid in Cash

The following table sets forth additional information with respect to the amounts reported in the "Fees Earned or Paid in Cash" column in the *Compensation of Non-Employee Directors – Director Compensation Table for Fiscal Year 2022* above. Certain directors rotated committee assignments during the fiscal year. Fees have been pro-rated to reflect the portion of the fiscal year that the directors served on each committee.

Name	Board Retainer ($)	Lead Independent Director Retainer ($)	Audit and Risk Committee Chair/Member Retainer ($)	Compensation Committee Chair/Member Retainer ($)	Finance Committee Chair/Member Retainer ($)	Nominating and Corporate Governance Committee Chair/Member Retainer ($)
Lloyd A. Carney	110,000	–	45,000	–	–	–
Mary B. Cranston	110,000	–	–	–	15,000	15,000
Francisco Javier Fernández-Carbajal	110,000	–	–	15,000	15,000	–
Ramon Laguarta	110,000	–	20,000	–	–	15,000
Teri L. List	27,500	–	5,000	3,750	–	–
John F. Lundgren	110,000	75,000	–	15,000	–	15,000
Robert W. Matschullat	110,000	–	–	15,000	35,000	–
Denise M. Morrison	110,000	–	20,000	35,000	–	–
Suzanne Nora Johnson	55,000	–	10,000	–	–	7,500
Linda J. Rendle	110,000	–	–	–	15,000	15,000
John A. C. Swainson	55,000	–	10,000	–	–	17,500
Maynard G. Webb, Jr.	110,000	–	–	7,500	15,000	17,500

Fiscal Year 2023 Director Compensation

Pursuant to the annual compensation review process described above, the Compensation Committee recommended that the Board approve an increase in the grant date value of the annual equity grant for non-employee directors from $225,000 to $235,000 for grants made on or after the date of the 2023 Annual Meeting of Stockholders. Similar to the adjustments the prior year, this increase to the equity grant date value improved the overall positioning within the peer group and the mix between cash and equity in the director compensation program. The Compensation Committee also recommended that the Board approve an increase in the annual cash retainer for the Lead Independent Director from $75,000 to $90,000, for the chair of the Audit and Risk Committee from $25,000 to $30,000, for the chair of the Finance Committee from $20,000 to $30,000, for the chair of the Compensation Committee from $20,000 to $25,000, and for members of the Finance Committee from $15,000 to $20,000, each effective October 1, 2022. The increase in the annual cash retainers was based on peer group data and to reflect the time commitment and contributions expected of the positions.

PROPOSAL 1 – ELECTION OF DIRECTORS



Our Board currently consists of twelve directors. Ten directors are nominated for election at our Annual Meeting, including nine independent directors and our Chairman and Chief Executive Officer. Each director is elected to serve a one-year term, with all directors subject to annual election. Mary B. Cranston and Robert W. Matschullat, members of our Board since October 2007, are retiring and not standing for re-election. Accordingly, they are not included as nominees for election at the Annual Meeting. The Board thanks Ms. Cranston and Mr. Matschullat for their years of service to Visa. Effective as of the Annual Meeting, our authorized number of directors will be reduced to ten.

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the following ten persons to serve as directors for the term beginning at the Annual Meeting on January 24, 2023: Lloyd A. Carney, Kermit R. Crawford, Francisco Javier Fernández-Carbajal, Alfred F. Kelly, Jr., Ramon Laguarta, Teri L. List, John F. Lundgren, Denise M. Morrison, Linda J. Rendle, and Maynard G. Webb, Jr. Ms. List and Mr. Crawford, who joined the Board in 2022, were recommended by a global search firm. They were nominated by the Nominating and Corporate Governance Committee after an extensive and careful search was conducted by this search firm, and numerous candidates were considered. The primary functions served by the search firm included identifying potential candidates who meet the key attributes, experience, and skills described under *Committees of the Board of Directors – Criteria for Nomination to the Board of Directors and Diversity* above, as well as compiling information regarding each candidate's attributes, experience, skills, and independence and conveying the information to the Nominating and Corporate Governance Committee.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all executed proxies **FOR** the election of each nominee named in this section. Proxies submitted to Visa cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES TO SERVE AS DIRECTORS.

SUMMARY OF DIRECTOR QUALIFICATIONS AND EXPERIENCE

	Carney	Crawford	Fernández-Carbajal	Kelly	Laguarta	List	Lundgren	Morrison	Rendle	Webb
Payments			●	●						●
Technology	●			●						●
Senior Leadership	●	●	●	●	●	●	●	●	●	●
Public Company Boards	●	●	●	●	●	●	●	●	●	●
Financial	●	●	●	●	●	●	●	●	●	●
Global Markets	●		●	●	●	●	●	●	●	●
Marketing | Brand		●		●			●	●	●	●
Risk	●	●	●	●		●	●	●	●	
Government | Geo-Political	●		●	●						
E-Commerce | Mobile				●		●		●	●	●
Gender Diversity						●		●	●	
African-American / Black	●	●								
Latinx / Spanish Heritage			●		●					
Years on Board	7	<1	15	9	3	<1	5	4	2	9

DIRECTOR NOMINEE BIOGRAPHIES

The following is additional information about each of the director nominees as of the date of this proxy statement, including their professional background, director positions held currently or at any time during the last five years, and the specific qualifications, experience, attributes, or skills that caused the Nominating and Corporate Governance Committee and our Board to determine that the nominee should serve as one of our directors.



Lloyd A. Carney

Age: 60

Independent

Director Since:
June 2015

Board Committees:
Audit and Risk Committee

Public Company Directorships:
(current) Grid Dynamics Holdings Inc. (Chairman); Vertex Pharmaceuticals; Visa Inc.
(prior) Nuance Communications, Inc. (Chairman); Brocade Communications Systems, Inc.; Cypress Semiconductor Corporation; Micromuse, Inc. (Chairman)

Career Highlights:
- Founder and Chief Acquisition Officer of Carney Technology Acquisition Corp. II, a special purpose acquisition corporation, since September 2020
- Chairman and Chief Executive Officer, Carney Global Ventures, LLC, an early round investor, since March 2007
- Chief Executive Officer and director of Brocade Communications Systems, Inc., a global supplier of networking hardware and software from January 2013 to November 2017
- Chief Executive Officer and director of Xsigo Systems, an information technology and hardware company, from 2008 to 2012
- Chief Executive Officer and Chairman of the Board of Micromuse, Inc., a networking management software company, acquired by IBM, from 2003 to 2006
- B.S. degree in Electrical Engineering Technology and an Honorary PhD from the Wentworth Institute of Technology, and an M.S. degree in Applied Business Management from Lesley College

Specific Qualifications, Experience, Attributes, and Skills:

- Held senior leadership roles at Juniper Networks, Inc., a networking equipment provider, Nortel Networks Inc., a former telecommunications and data networking equipment manufacturer, and Bay Networks, Inc., a computer networking products manufacturer
- As former Chief Executive Officer for Brocade and prior to that for multiple technology companies, he has extensive experience with information technology, strategic planning, finance, and risk management
- As a director of several public and private companies, he has experience with corporate governance, financial reporting and controls, risk management, and business strategy and operations

---



Kermit R. Crawford

Age: 63

Independent

Director Since:
October 2022

Board Committees:
Audit and Risk Committee*;
Nominating and Corporate Governance Committee*

*Joining as of January 1, 2023

Public Company Directorships:
(current) C.H. Robinson Worldwide, Inc.; The Allstate Corporation; Visa Inc.
(prior) TransUnion

Career Highlights:
- President and Chief Operating Officer of Rite Aid Corporation, a retail drugstore chain, from October 2017 to March 2019
- Operating Partner, Retail and Healthcare, of Sycamore Partners, a private equity firm specializing in consumer, distribution, and retail-related investments, from 2015 to 2017
- Several senior positions at Walgreens Boots Alliance Inc., a holding company that owns retail pharmacy chains Walgreens and Boots, including Executive Vice President and President, Pharmacy, Health and Wellness from 2011 to 2014; Executive Vice President, Pharmacy Services from 2010 to 2011; Senior Vice President, Pharmacy Services from 2007 to 2010; Executive Vice President, Pharmacy Benefit Management Services from 2004 to 2007; Operational Vice President, Store Operations from 2000 to 2004; and positions of increasing responsibility in Retail Pharmacy and Store Operations from 1983 to 2000
- B.S. degree from The College of Pharmacy and Health Sciences at Texas Southern University

Specific Qualifications, Experience, Attributes, and Skills:

- A seasoned executive with over 30 years of senior leadership and operating experience at trusted national brands with a deep understanding of consumer experiences and insights
- Strong track record of developing strategy, delivering performance, and effecting operational change in highly competitive, global, and consumer-focused service businesses
- As a current and former director of publicly-traded and private companies, and through his board and committee memberships, he has accumulated extensive experience with corporate governance, business strategy and operations, and risk management and controls



Francisco Javier Fernández-Carbajal

Age: 67

Independent

Director Since:
October 2007

Board Committees:
Compensation Committee;
Finance Committee

Public Company Directorships:

(current) ALFA S.A.B. de C.V.; CEMEX S.A.B. de C.V.; Fomento Economico Mexicano, S.A.B. de C.V.; Visa Inc.
(prior) El Puerto de Liverpool, S.A.B. de C.V.; Fresnillo, plc; Grupo Aeroportuario del Pacifico, S.A.B. de C.V.; Grupo Bimbo, S.A.B. de C.V.; Grupo Gigante, S.A.B. de C.V.; Grupo Lamosa, S.A.B. de C.V.; IXE Grupo Financiero S.A.B. de C.V.

Career Highlights:

• Consultant for public and private investment transactions and wealth management advisor since January 2002
• Chief Executive Officer of Servicios Administrativos Contry S.A. de C.V., a privately held company that provides central administrative and investment management services, since June 2005
• Chief Executive Officer of the Corporate Development Division of Grupo Financiero BBVA Bancomer, S.A., a Mexico-based banking and financial services company that owns BBVA Bancomer, one of Mexico's largest banks, from July 2000 to January 2002; held other senior executive positions at Grupo Financiero BBVA Bancomer since joining in September 1991, serving as President from October 1999 to July 2000, and as Chief Financial Officer from October 1995 to October 1999
• Degree in Mechanical and Electrical Engineering from the Instituto Tecnológicoy de Estudios Superiores de Monterrey and an M.B.A. degree from Harvard Business School

Specific Qualifications, Experience, Attributes, and Skills:



• Substantial payment systems, financial services, and leadership experience from his tenure with Grupo Financiero BBVA Bancomer, for which he served in a variety of senior executive roles, including Chief Executive Officer of the Corporate Development Division, Executive Vice President of Strategic Planning, Deputy President of Systems and Operations, Chief Information Officer, Deputy President, President and Chief Financial Officer
• Background and career in the payments and financial services industry in Mexico enable him to bring global perspectives to the Board and to provide relevant insights regarding Visa's strategies, operations, and management. In addition, he chaired the BBVA Bancomer's Assets and Liabilities Committee, Credit Committee and Operational Risk Committee, which enhanced his understanding of risk management of large, complex organizations
• As the Chief Financial Officer of a large publicly-traded company, and through his board and committee membership with several large companies in Mexico, he has accumulated extensive experience in corporate finance and accounting, financial reporting and internal controls, human resources, and compensation, which contributes to his service on our Compensation Committee and Finance Committee



Alfred F. Kelly, Jr.

Age: 64

Director Since:
January 2014

Board Committees:
None

Public Company Directorships:

(current) Visa Inc.
(prior) MetLife Inc.; Affinion Group Holdings, Inc.; Affinion Group, Inc.

Career Highlights:

• Chief Executive Officer, Visa Inc. since December 2016 and Chairman since April 2019
• Chief Executive Officer and President of Intersection, a digital technology and media company, from March 2016 to October 2016
• Management Advisor, TowerBrook Capital Partners L.P. from April 2015 to February 2016
• Chairman, President and Chief Executive Officer of the 2014 NY/NJ Super Bowl Host Company, the entity created to raise funds for and host Super Bowl XLVIII, from April 2011 to August 2014
• Senior positions at the American Express Company, a global financial services company, for 23 years, including serving as President from July 2007 to April 2010, Group President, Consumer, Small Business and Merchant Services from June 2005 to July 2007, and Group President, U.S. Consumer and Small Business Services from June 2000 to June 2005
• Former head of information systems at the White House from 1985 to 1987
• Various positions in information systems and financial planning at PepsiCo Inc. from 1981 to 1985
• B.A. degree in Computer and Information Science and an M.B.A. degree from Iona University

Specific Qualifications, Experience, Attributes, and Skills:



• As the President of American Express, he was responsible for the company's global consumer businesses, including consumer and small business cards, customer service, global banking, prepaid products, consumer travel and risk and information management
• Significant tenure and experience as a senior executive of a global financial services and payment card company provide him with a thorough understanding of our business and industry
• Has experience in information technology and data management, both areas relevant to our business, from his service as the head of information systems of the White House and his roles at PepsiCo
• His previous service as a member of the Audit Committee of MetLife, and as Chair of the Audit Committees of Affinion Group Holdings, Inc. and its wholly-owned subsidiary, Affinion Group, Inc., enhanced his expertise in the areas of corporate finance, accounting, internal controls and procedures for financial reporting, risk management oversight, and other audit committee functions



Ramon Laguarta

Age: 59

Independent

Director Since:
November 2019

Board Committees:
Audit and Risk Committee;
Nominating and
Corporate Governance
Committee

Public Company Directorships:
(current) PepsiCo, Inc.; Visa Inc.
(prior) none

Career Highlights:
• Chief Executive Officer of PepsiCo, Inc., a
  multinational food, snack, and beverage corporation,
  since October 2018 and Chairman of the Board since
  February 2019
• Several other senior positions at PepsiCo for over 20
  years, including: President from 2017 to 2018; Chief
  Executive Officer, Europe Sub-Saharan Africa from
  2015 to 2017; Chief Executive Officer, Europe in
  2015; President, Developing and Emerging Markets,
  PepsiCo Europe from 2012 to 2015; President,
  Eastern Europe, PepsiCo Europe from 2008 to 2012;
  Commercial Vice President, Snacks and Beverages,
  PepsiCo Europe from 2006 to 2008; General
  Manager, Iberia Snacks and Juices from 2003 to
  2006; General Manager, Spain Snacks from 2001 to
  2003; General Manager, Greece and Cyprus from
  1999 to 2001; and Vice President, Business
  Development from 1996 to 1999
• M.B.A. in international business from ESADE
  Business School in Spain and a Master's in
  International Management from Thunderbird School of
  Global Management at Arizona State University

**Specific Qualifications, Experience,
Attributes, and Skills:**



• Strong leadership skills and extensive consumer
  packaged goods experience gained from over 20
  years he spent in a variety of senior operational
  and executive roles at PepsiCo enables him to
  provide valuable market and consumer insights
• His numerous international senior management
  positions, including living in Europe and leading
  PepsiCo's Europe Sub-Saharan Africa division,
  which has operations that span three continents
  and is composed of developed, developing, and
  emerging markets, provides invaluable
  perspectives on the global marketplace and
  sustainability. He speaks multiple languages
  including English, Spanish, French, German, and
  Greek
• His deep experience and strong understanding of
  the key strategic challenges and opportunities of
  running a large global business make him well-
  positioned to oversee strategic planning,
  operations, marketing, brand development, and
  logistics



Teri L. List

Age: 59

Independent

Director Since:
April 2022

Board Committees:
Audit and Risk
Committee;
Compensation
Committee

Public Company Directorships:
(current) Danaher Corporation; Double Verify Holdings;
Microsoft Corporation; Visa Inc.
(prior) Oscar Health, Inc.

Career Highlights:
• Executive Vice President and Chief Financial Officer
  of Gap Inc., a global clothing retailer, from January
  2017 until her retirement in June 2020
• Executive Vice President and Chief Financial Officer
  of Dick's Sporting Goods, Inc., a sporting good retail
  company, from August 2015 to August 2016
• Several senior positions at Kraft Foods Group Inc., a
  food and beverage company, including Advisor from
  March 2015 to May 2015; Executive Vice President
  and Chief Financial Officer from December 2013 to
  February 2015; and Senior Vice President, Finance
  from September 2013 to December 2013
• Several senior positions at The Procter & Gamble
  Company, a multinational consumer goods
  corporation, including Senior Vice President and
  Treasurer from 2009 to 2013; Vice President, Finance,
  Global Operations from 2007 to 2009; Vice President,
  Finance, Fabric Care and Vice President, Finance,
  Household Care from 2005 to 2007; Vice President,
  Corporate Accounting from 1999 to 2004; and various
  positions of increasing authority from 1994 to 1999
• Positions of increasing responsibility, including Senior
  Manager at Deloitte LLP, an auditing, consulting, tax,
  and advisory services firm from 1985 to 1994
• Bachelor's degree in accounting from Northern
  Michigan University; and a certified public accountant

**Specific Qualifications, Experience,
Attributes, and Skills:**



• Highly accomplished executive with decades of
  financial and leadership experience in dealing with
  complex finance and accounting matters across
  multiple industries enables her to provide the board
  with diverse perspectives and expertise on risk
  management, strategic planning, and financial
  oversight
• Having served as the Chief Financial Officer of
  large publicly traded companies, and through her
  board and committee memberships, she has
  extensive experience in corporate finance and
  accounting, financial reporting and internal
  controls, risk management, human resources, and
  compensation, which contributes to her service on
  our Audit and Risk and Compensation Committees



John F. Lundgren

Age: 71

Independent

Director Since:
April 2017

Board Committees:
Compensation
Committee;
Nominating and
Corporate Governance
Committee

Public Company Directorships:
(current) Topgolf Callaway Brands Corp (Chairman);
Visa Inc.
(prior) Stanley Black & Decker, Inc.; Staples, Inc.

Career Highlights:
- Lead Independent Director of our Board since April 2019
- Chief Executive Officer of Stanley Black & Decker, Inc., a manufacturer of industrial tools and household hardware, from March 2010 until his retirement in July 2016; also served as Chairman until December 2016
- Chairman and Chief Executive Officer of The Stanley Works, a worldwide supplier of consumer products, industrial tools, and security solutions for professional, industrial, and consumer use, from March 2004 until its merger with Black & Decker in March 2010
- President of European Consumer Products of Georgia-Pacific Corporation from January 2000 to February 2004
- President of European Consumer Products of James River Corporation from 1995 to 1997 and Fort James Corporation from 1997 to 2000 until its acquisition by Georgia-Pacific
- B.A. degree from Dartmouth College and an M.B.A. from Stanford University

Specific Qualifications, Experience, Attributes, and Skills:



- Substantial executive leadership and brand experience having served over 12 years as Chief Executive Officer and Chairman of Stanley Black & Decker and The Stanley Works
- Knowledge and experience with consumer market in Europe having served as President, European Consumer Products of Georgia Pacific Corporation, Fort James Corporation and James River Corporation for over 14 years
- Currently serves as a member of the Audit Committee of Topgolf Callaway Brands Corp, providing him with experience in the areas of corporate finance, accounting, internal controls and procedures for financial reporting, risk management oversight, and other audit committee functions
- As a director of other public companies, he has experience with corporate governance, risk management, and business strategy and operations



Denise M. Morrison

Age: 68

Independent

Director Since:
August 2018

Board Committees:
Audit and Risk
Committee;
Compensation Committee

Public Company Directorships:
(current) MetLife, Inc.; Quest Diagnostics; Visa Inc.
(prior) Campbell Soup Company

Career Highlights:
- Founder of Denise Morrison & Associates, LLC, a consulting firm, since October 2018
- President and Chief Executive Officer from August 2011 to May 2018, and a Board member from October 2010 to May 2018; Executive Vice President and COO from October 2010 to July 2011; Senior Vice President, President of North America Soup, Sauces and Beverages from October 2007 to September 2010; President, Campbell USA from June 2005 to September 2007; and President, Global Sales and Chief Customer Officer from April 2003 to May 2005 of Campbell Soup Company, a food and beverage company
- Senior positions at Kraft Foods, Inc., a food and beverage company, including Executive Vice President and General Manager, Snacks Division from 2001 to 2003; Executive Vice President and General Manager, Confections Division in 2001; Senior Vice President and General Manager, Nabisco Down the Street Division in 2000; Senior Vice President, Nabisco Sales and Integrated Logistics from 1998 to 2000; Vice President, Nabisco Foods Sales and Integrated Logistics from 1997 to 1998; and Area Vice President, West, Nabisco Sales and Integrated Logistics from 1995 to 1997
- Senior marketing and sales positions at Nestle SA from 1984 to 1995
- Business Development manager position at PepsiCo, Inc. from 1982 to 1984
- Manager and sales positions at The Procter & Gamble Company from 1975 to 1982
- B.S. degrees in Economics and Psychology from Boston College

Specific Qualifications, Experience, Attributes, and Skills:



- Distinguished record of building strong businesses and growing iconic brands, having served over 15 years as Chief Executive Officer and other senior management roles at Campbell Soup Company, whose products are sold in over 120 countries around the world
- Her extensive executive leadership experience provides her with a strong understanding of the key strategic challenges and opportunities of running a large, complex business, including financial management, operations, risk management, talent management, and succession planning, which contributes to her service on our Audit and Risk and Compensation Committees
- Her prior experience in sales, marketing, operations, and business development in leading consumer product companies add to her deep understanding of the consumer and retail market
- Her board and committee service with public and private companies provide her with a strong understanding of the effective functioning of corporate governance structures



Linda J. Rendle

Age: 44

Independent

Director Since:
November 2020

Board Committees:
Finance Committee;
Nominating and
Corporate Governance
Committee

Public Company Directorships:
(current) The Clorox Company; Visa Inc.
(prior) none

Career Highlights:
- Chief Executive Officer of The Clorox Company, a global consumer products company, since September 2020
- Several other senior positions at Clorox for nearly 20 years, including: President from May 2020 to September 2020; EVP, Global Operations & Strategy, Cleaning and International from July 2019 to May 2020; EVP, Global Operations & Strategy, International, Better Health from January 2019 to July 2019; EVP and General Manager, Cleaning, Professional Products and Strategy from June 2018 to January 2019; SVP and General Manager, Cleaning and Professional Products from April 2017 to June 2018; SVP and General Manager, Cleaning from August 2016 to April 2017; VP and General Manager, Home Care from October 2014 to August 2016; VP, Sales, Cleaning from April 2012 to October 2014; other positions of increasing responsibility, including VP, Sales, Director of Sales Planning and Senior Sales Analyst from January 2003 to April 2012
- Several positions in sales management at Procter & Gamble from August 2000 to December 2002
- Bachelor's degree in Economics from Harvard University

Specific Qualifications, Experience, Attributes, and Skills:



- Strong track record of outstanding business results and values-led leadership, gained from nearly 20 years spent in a variety of senior operational and executive roles across many of Clorox's businesses, provide her with a diverse perspective on global sales, product innovation, and business strategy
- As Chief Executive Officer of a global company, her extensive experience and instrumental role in developing key corporate strategies provide important insights and perspectives with respect to global product development, growth, and long-range planning



Maynard G. Webb, Jr.

Age: 67

Independent

Director Since:
January 2014

Board Committees:
Finance Committee;
Nominating and
Corporate Governance
Committee

Public Company Directorships:
(current) Salesforce.com. Inc.; Visa Inc.
(prior) Extensity, Inc.; Gartner, Inc.; Hyperion Solutions Corporation; LiveOps, Inc.; Niku Corporation; Yahoo! Inc.

Career Highlights:
- Founder of Webb Investment Network, an early stage investment firm, since 2010
- Chairman of the Board of LiveOps Inc., a cloud-based call center, from 2008 to 2013 and was its Chief Executive Officer from December 2006 to July 2011
- Chief Operating Officer of eBay, Inc., a global commerce and payments provider, from June 2002 to August 2006, and President of eBay Technologies from August 1999 to June 2002
- Senior Vice President and Chief Information Officer at Gateway, Inc., a computer manufacturer, from July 1998 to August 1999
- Vice President and Chief Information Officer at Bay Networks, Inc., a computer networking products manufacturer, from February 1995 to July 1998
- Bachelor of Applied Arts degree from Florida Atlantic University

Specific Qualifications, Experience, Attributes, and Skills:



- Significant experience in developing, managing, and leading high-growth technology companies, both from his roles as an investor and as a senior executive of LiveOps and eBay
- Substantial leadership and operational experience, having served as the Chief Executive Officer of LiveOps, Chief Operating Officer of eBay, Inc., President of eBay Technologies, and as Chief Information Officer of Gateway and Bay Networks
- His experience and expertise in engineering and information technology, as well as his prior and current service on the boards of several large, publicly-traded technology companies, enable him to contribute to the board's understanding and oversight of Visa's management, operations, systems, and strategies

BENEFICIAL OWNERSHIP OF EQUITY SECURITIES

Except where otherwise indicated, we believe that the stockholders named in the tables below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The following tables are based on 1,627,853,381 shares of Class A common stock outstanding as of November 25, 2022.

Directors and Executive Officers

The following table sets forth information known to the Company as of November 25, 2022 with respect to beneficial ownership of our Class A common stock by:

- each member of the Board;
- our named executive officers for fiscal year 2022; and
- all current executive officers and directors of Visa as a group.

None of the directors or named executive officers individually, or directors and current executive officers as a group, beneficially owned more than 1% of the total number of shares of our Class A common stock outstanding as of November 25, 2022.

Name of Beneficial Owner	Class A common stock	Class A common stock obtainable within 60 days	Total[1]
Directors and Named Executive Officers:			
Alfred F. Kelly, Jr.	166,728	651,692	818,420
Rajat Taneja	272,569	529,260	801,829
Ryan McInerney	167,503	625,480	792,983
Vasant Prabhu	79,777	464,973	544,750
Kelly Mahon Tullier	47,038	217,111	264,149
Francisco Javier Fernández-Carbajal	29,591		29,591
Robert W. Matschullat	27,234		27,234
Mary B. Cranston	10,156		10,156
Denise M. Morrison	6,461		6,461
John F. Lundgren	6,123		6,123
Lloyd A. Carney	3,840		3,840
Ramon Laguarta	3,624		3,624
Maynard G. Webb, Jr.	1,481		1,481
Teri L. List	881		881
Kermit R. Crawford	550		550
Linda J. Rendle	0		0
All Directors and Executive Officers as a Group (18 persons)	855,866	2,672,123	3,527,989

(1) Total does not include the following number of shares deferred by each of our directors, as to which no voting or investment power currently exists: Mr. Matschullat (2,880), Ms. Cranston (13,819), Mr. Kelly (2,500), Mr. Webb (12,338), and Ms. Rendle (2,350).

Principal Stockholders

The following table shows those persons known to the Company to be the beneficial owners of more than 5% of the Company's Class A common stock based on the information disclosed in the SEC filings identified below and the number of the Company's Class A common stock outstanding as of November 25, 2022. In furnishing the information below, the Company has relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Date of Schedule 13G/A Filing	Amount and Nature of Beneficial Ownership[1]	Percent of Class (%)
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	February 10, 2022	143,761,460	8.62
BlackRock Inc. 55 East 52nd Street New York, NY 10055	February 3, 2022	129,069,749	7.70

(1)

Beneficial Owner	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Vanguard	0	2,855,175	136,777,068	6,984,392
BlackRock	107,488,686	0	129,069,749	0

EXECUTIVE OFFICERS

Biographical data for each of our current executive officers is set forth below, excluding Mr. Kelly's biography, which is included under *Director Nominee Biographies* above. Of our seven executive officers, 43% are diverse by race or ethnicity (Messrs. Fabara, Prabhu, and Taneja) and 29% are women (Mses. Mahon Tullier and Rottenberg).



Paul D. Fabara

Chief
Risk Officer

Age: 57

- Joined Visa in September 2019
- Responsible for maintaining the integrity and security of the Visa payment system, while also serving as the principal liaison with regulatory agencies
- Ensures that Visa continues to deliver industry-leading services to prevent, detect, and mitigate the impact of fraud and security attacks on Visa's clients and other payment system stakeholders
- Held many senior positions at American Express Company, a multinational financial services corporation, from 2011 to 2019, most recently as President, Global Services Group from February 2018 to September 2019, where he was responsible for the company's global servicing functions, including customer service, credit, and fraud operations, as well as enterprise-wide strategic initiatives; and Chief Risk Officer and President, Global Risk, Banking & Compliance, where he promoted strong capabilities and disciplined, integrated risk controls, from February 2016 to February 2018
- Held senior positions at Barclays, a multinational investment bank and financial services company, including Managing Director, Global Head of Operations, Regulatory Implementation and Planning from February 2009 to January 2011, and Global Chief Operating Officer, Barclaycard from August 2006 to February 2009
- Former Chief Operating Officer, Card Services at Alliance Data Systems, provider of loyalty and marketing services, from June 2002 to August 2006
- Started his career at Providian Financial Corporation, where he served in many capacities, including risk management, underwriting, marketing, sales and service and credit administration



Ryan McInerney

President

Age: 47

- Joined Visa in May 2013
- Responsible for delivering value to Visa's financial institutions, acquirers, merchants, and strategic partners in more than 200 countries and territories around the world
- Oversees Visa's market leadership teams, client services, strategic initiatives, global products, value-added services, and new payment flows
- Served as Chief Executive Officer of Consumer Banking for JPMorgan Chase, a global financial services firm, from June 2010 to May 2013, where he oversaw a business with more than 75,000 employees and revenues of approximately $14 billion; was responsible for a banking network serving 20 million customers in 23 states
- Served as Chief Operating Officer for Home Lending and as Chief Risk Officer for Chase's consumer businesses, overseeing all credit risk management in credit card, home lending, auto finance, education finance, consumer banking, and business banking; also served as Chase's head of Product and Marketing for Consumer Banking
- Former Principal at McKinsey & Company in the firm's retail banking and payments practices
- Received a finance degree from the University of Notre Dame



Vasant Prabhu

Vice Chair, Chief
Financial Officer

Age: 62

- Joined Visa in February 2015
- Responsible for the Company's financial strategies, planning, and reporting, in addition to all finance operations and investor relations
- Served as Chief Financial Officer for NBCUniversal, a multinational media conglomerate, from May 2014 to February 2015, where he oversaw the company's financial planning and operations and played a key role in NBCUniversal's strategic business initiatives. Also managed the Operations and Technical Services division, which included NBCUniversal's technical operations, physical plant, corporate services, and information technology functions
- Served as Chief Financial Officer for Starwood Hotels & Resorts Worldwide, Inc., a hotel company that is now part of Marriott International, from 2004 to May 2014
- Former Executive Vice President, Chief Financial Officer and President, E-Commerce for Safeway, Inc., the supermarket retailer
- Gained experience in the media sector as President of the Information and Media Group, The McGraw-Hill Companies, where he led a $1 billion division comprising Business Week, Broadcast television stations, and Business Information Services
- Held senior positions at PepsiCo, including Senior Vice President of Finance & Chief Financial Officer, Pepsi-Cola International
- Started his career at Booz, Allen & Hamilton, the management consulting firm, where he rose to become a Partner serving Media and Consumer companies
- Received his M.B.A. from the University of Chicago and a B.S. in Engineering from the Indian Institute of Technology



Julie B. Rottenberg

General Counsel

Age: 54

- Joined Visa in February 2008
- Responsible for the Company's global legal and compliance functions, including leading the company's litigation, regulatory, commercial agreements, and M&A matters
- Former senior member of litigation team and Deputy General Counsel and Chief Counsel for North America for the Company
- Former partner at Arnold & Porter, LLP
- Served as a law clerk to the Honorable Robert Beezer, U.S. Court of Appeals, Ninth Circuit, and the Honorable Samuel Wilson, U.S. District Court, Western District of Virginia
- Received a B.A., cum laude, in Political Science from San Diego State University and J.D. with highest honors from The George Washington University Law School



Rajat Taneja

President, Technology

Age: 58

- Joined Visa in November 2013
- Responsible for the Company's technology innovation and investment strategy, product engineering, global IT, and operations infrastructure
- Served as Executive Vice President and Chief Technology Officer of Electronic Arts Inc., a video game company, from October 2011 to November 2013, where he was responsible for platform engineering, data center operations, and IT supporting the company's global customer base
- Worked at Microsoft Corporation, including most recently as the Corporate Vice President, Commerce Division, in 2011 and the General Manager and Corporate Vice President, Online Services Division, from 2007 to 2011
- Member of the Board of Directors of MSCI Inc.
- Received a B.E. in Electrical Engineering from Jadavpur University and an M.B.A. from Washington State University



Kelly Mahon Tullier

Vice Chair, Chief People and Administrative Officer, and Corporate Secretary

Age: 56

- Joined Visa in June 2014
- Oversees the Company's people organization, as well as the global communication function and corporate services functions, comprising corporate real estate, aviation, security, and global events
- Served as the Company's Chief Legal and Administrative Officer from January 2021 to September 2021, and General Counsel from October 2014 to January 2021
- Former Senior Vice President and Deputy General Counsel for PepsiCo, Inc., a multinational food, snack, and beverage corporation, from August 2011 to June 2014, and managed the global legal teams supporting the business around the world, as well as centralized teams responsible for mergers and acquisitions, intellectual property, regulatory, litigation, and procurement legal matters; also served as Senior Vice President and General Counsel for PepsiCo's Asia Pacific, Middle East and Africa division, based in Dubai
- Former Vice President and General Counsel for Frito-Lay, Inc., with responsibility for a wide range of legal, policy, and compliance issues
- Former associate at Baker Botts LLP and also served as a law clerk for the Honorable Sidney A. Fitzwater, U.S. District Court, Northern District of Texas
- Received her B.A. from Louisiana State University and her J.D., magna cum laude, from Cornell Law School

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis describes our executive compensation philosophy and programs, and compensation decisions made under those programs for our NEOs for fiscal year 2022. Our NEOs are listed below.

Name	Title
Alfred F. Kelly, Jr.	Chairman and Chief Executive Officer
Vasant Prabhu	Vice Chair, Chief Financial Officer
Ryan McInerney	President
Rajat Taneja	President, Technology
Kelly Mahon Tullier	Vice Chair, Chief People and Administrative Officer

Philosophy of our Compensation Program

We tie a substantial portion of our NEOs' overall target annual compensation to the achievement of pre-established financial and non-financial performance goals, which include ESG metrics. The Compensation Committee's objectives are to balance short- and long-term performance criteria, as well as to recognize corporate, business, and individual achievements that impact all stakeholders. The primary principles that guide the compensation program design and administration are summarized below.

Principles of our Compensation Program

Pay for Performance	The key principle of our compensation philosophy is pay for performance. We favor variable "at risk" pay opportunities over fixed pay, with our NEOs' total compensation determined based on performance measured against annual and long-term goals and stockholder return.
Promote Alignment with Stakeholders' Interests	We reward performance that meets or exceeds goals that the Compensation Committee establishes with the objective of increasing stockholder value over time, aligning with other stakeholders' interests, and driving long-term strategic outcomes, including the Company's broader ESG efforts.
Attract, Motivate, and Retain Key Talent	We design our compensation program to attract, motivate, and retain key talent.

Key Elements of our Fiscal Year 2022 Compensation Program



Compensation Mix

CEO

94%
6%
80%
14%

94%
AT RISK

Other NEOS

92%
8%
77%
15%

92%
AT RISK

Long-Term Equity Incentive

25%
50%
25%

● Salary
● Target Annual Incentive
● Target Long-Term Incentive
● At Risk

● Performance Shares
● Restricted Stock Units
● Stock Options

Components of Executive Compensation

Compensation Component	Type of Pay	Key Characteristics	Purpose
Annual Cash Compensation			
Base Salary	Fixed	Reviewed annually based on individual performance, market pay levels, and internal pay equity.	Attracts, retains, and rewards NEOs by providing a fixed source of income to reward experience, skills, and competencies.
Annual Incentive Awards			
Cash Incentive Awards	Performance-Based	Variable cash compensation component based on performance against pre-established performance goals in four categories that are aligned with our corporate strategy: Financial; Client; Foundational; and Operational Excellence, Talent, & ESG.	Focuses NEOs on our annual results and aligns NEOs' interests with stakeholders' interests by rewarding performance based on the achievement of pre-established, strategic annual goals.
Long-term Incentive Awards			
Equity Granted in the Form of Stock Options, Restricted Stock Units, and Performance Shares	Performance-Based	Stock option and restricted stock unit awards vest annually over a three-year period. Performance shares vest at the end of a three-year performance period.	Aligns NEOs' interests with stockholders' interests by linking a substantial portion of each NEO's compensation to stock performance and the achievement of long-term corporate performance and operational efficiency. Recognizes company and individual performance in grant value determinations. Retains NEOs through multi-year vesting of equity awards and three-year performance periods, as applicable. Provides opportunities for stock ownership, which attracts and motivates our NEOs and promotes retention.

Fiscal Year 2022 Financial Highlights

Visa delivered strong financial results in fiscal year 2022, with net revenues, net income, and EPS all up more than 20% year-over-year. The following table summarizes our key financial results for fiscal years 2022 and 2021. Please see the section entitled *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for a more detailed discussion of our fiscal year 2022 financial results.

	Fiscal Year 2022	Fiscal Year 2021	Change (%)[1]
Net Revenues Growth, as reported	22%[1]	10%[1]	n/a
GAAP Net Income (in millions, except percentage)	$14,957	$12,311	21%
Non-GAAP Net Income (in millions, except percentage)[2]	$16,034	$12,933	24%
GAAP Diluted Earnings Per Share	$ 7.00	$ 5.63	24%
Non-GAAP Diluted Earnings Per Share[2]	$ 7.50	$ 5.91	27%

(1) Calculated over the comparable prior-year period and based on unrounded numbers.

(2) Non-GAAP net income and Non-GAAP diluted earnings per share in fiscal years 2022 and 2021 reflect results as reported in accordance with generally accepted accounting principles in the United States of America (GAAP), excluding certain items that we believe were not representative of our continuing performance, as they were non-recurring or had no cash impact, and could distort our longer-term operating trends. For supplemental financial data and corresponding reconciliation of our GAAP to non-GAAP financial results, see *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the fiscal year ended September 30, 2022 filed with the SEC on November 16, 2022. Non-GAAP measures should be viewed in addition to, and not as a substitute for, financial results prepared in accordance with GAAP.

When making its determination of the net revenues, net income, and earnings per share metrics, which were used as goals for the annual incentive plan and for performance share awards, the Compensation Committee made further adjustments as described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Selected Corporate Performance Goals and Results for Fiscal Year 2022* and *Compensation Discussion and Analysis – Long-Term Incentive Compensation – Long-Term Incentive Awards Granted in Fiscal Year 2022.*

Performance-Based Compensation for Fiscal Year 2022

A significant portion of our fiscal year 2022 NEO compensation program is variable and at-risk and ties compensation to pre-established performance conditions, as described below.

Variable over Fixed Pay

- For fiscal year 2022, 94% of our Chairman and Chief Executive Officer's target total direct compensation was performance-based and 92% of the average of our other NEOs' target total direct compensation was performance-based.

- Each NEO's performance-based compensation includes an annual cash incentive award and long-term performance shares. For the annual cash incentive, the target award value is established at the beginning of the fiscal year and the actual award amount is determined based on performance measured against pre-established goals at year-end. Performance shares provide the opportunity for shares to be earned at the end of a three-year performance period based on the achievement of pre-established financial goals. The payouts for the annual cash incentive and performance shares are capped at 200% of target.

Focus on Pre-Established Performance Metrics

- For fiscal year 2022, the annual incentive plan included financial performance goals related to Net Revenues Growth, Net Income Growth, and EPS Growth, as described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Selected Corporate Performance Goals and Results for Fiscal Year 2022*. In this proxy statement, we refer to these metrics as Net Revenues Growth – VIP adjusted, Net Income Growth – VIP adjusted, and EPS Growth – VIP adjusted. Actual performance for the financial metrics in the annual incentive plan exceeded the performance goals established for the fiscal year.

- Similar to our approach for fiscal year 2021, the fiscal year 2022 annual incentive plan scorecard also included goals in the following three categories: Client; Foundational; and Operational Excellence, Talent, & ESG. These performance goals were designed to align with our strategic objectives, including ESG initiatives, as described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Selected Corporate Performance Goals and Results for Fiscal Year 2022*. After the end of the fiscal year, the Compensation Committee carefully considered the Company's performance against each of the pre-established goals and evaluated the degree to which each goal was exceeded, met, or not achieved, as described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Selected Corporate Performance Goals and Results for Fiscal Year 2022*. Based on this analysis, as well as its review of each NEO's individual performance, the Compensation Committee determined that the payout for the annual incentive plan would be 160% of each NEO's target payout.

- The performance shares granted to our NEOs are based on our average EPS result over the three separate years applicable to the particular performance share award and our cumulative relative TSR for the three-year period. In this proxy statement, we refer to the EPS metric as EPS – PS adjusted. Our fiscal year 2022 EPS – PS adjusted was above the maximum established for fiscal year 2022, resulting in a performance factor of 200% for the relevant portion of each award.

- The performance shares previously awarded on November 19, 2019 completed their three-year performance period at the end of fiscal year 2022. Performance shares earned pursuant to these awards were based on EPS – PS adjusted for fiscal years 2020, 2021, and 2022 and our three-year relative TSR measured against the other companies in the S&P 500. As described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Long Term Incentive Compensation – Determination of Shares Earned for Performance Shares Previously Awarded on November 19, 2019,* performance against the two metrics resulted in the vesting of 113.3% of the target number of performance shares subject to these awards. As described in our proxy statement filed with the SEC on December 3, 2020, our fiscal year 2020 EPS – PS adjusted fell below the threshold established for fiscal year 2020, resulting in a performance factor of 0%. This fiscal year 2020 performance factor negatively affected the number of performance shares that vested in November 2020, November 2021, and November 2022 by 41.7%, 33.7%, and 28.3%, respectively, assuming the fiscal year 2020 EPS – PS adjusted had resulted in target-level performance.

Highlights of our Compensation Program

WHAT WE DO

✓ **Pay for Performance:** A significant portion of each NEO's target annual compensation is variable and at-risk based on achievement of pre-established performance goals.

✓ **Annual Say-on-Pay Vote:** We conduct an annual Say-on-Pay advisory vote.

✓ **Recoupment Policies:** Our Clawback Policy authorizes the Board to recapture past incentive compensation payments or cancel outstanding awards in the event of a material restatement of the Company's financial results due to fraud, intentional misconduct, or gross negligence of the executive officer, and our equity award agreements provide for the forfeiture of equity-based awards in the event of specified detrimental activity in the absence of a restatement.

✓ **Short-Term and Long-Term Incentives/Measures:** Our annual and long-term plans provide a balance of incentives and include complementary measures of performance.

✓ **Capped Incentive Award:** Payouts under our annual incentive plan and long-term performance shares are capped at 200% of target.

✓ **Independent Compensation Consultant:** The Compensation Committee engages an independent compensation consultant, who provides no other services to the Company.

✓ **Stock Ownership Guidelines:** To further align the interests of management with our stakeholders, we have stock ownership guidelines that require our executive officers to hold a significant multiple of their annual base salary in equity.

✓ **Limited Perquisites:** We provide limited special benefits to executive officers and do not provide tax gross-ups other than with respect to business-related relocation expenses.

✓ **Engagement with Stockholders:** Our Board and management team greatly value the opinions and feedback of our stockholders, which is why we have proactive, ongoing engagement with our stockholders throughout the year focused on executive compensation.

WHAT WE DON'T DO

✗ **Gross-up for Excise Taxes:** Our Executive Severance Plan does not contain a gross-up for excise taxes that may be imposed as a result of severance or other payments deemed to be made in connection with a change of control.

✗ **Repricing of Stock Options:** Our equity incentive plan prohibits the repricing of stock options and stock appreciation rights without prior stockholder approval.

✗ **Fixed-Term Employment Agreements:** Employment of our executive officers is "at will" and may be terminated by either the Company or the employee at any time.

✗ **Single-Trigger Severance Arrangements:** Our Executive Severance Plan and equity award agreements require a qualifying termination of employment in addition to a change of control before any change of control payments or benefits are triggered.

✗ **Hedging and Pledging:** Our insider trading policy prohibits all employees and directors from hedging their economic interest in the Visa shares they hold or pledging Visa shares as collateral for a loan.

Say-on-Pay

At the 2022 Annual Meeting of Stockholders, approximately 88% of the votes cast on the Company's annual Say-on-Pay proposal supported our fiscal year 2021 NEO compensation program. In general, we believe these results represent investor support of our overall compensation philosophy and decisions. Accordingly, the Compensation Committee did not make any changes to the underlying structure of our executive compensation program for fiscal year 2022 directly as a result of the Say-on-Pay vote. Nevertheless, the Compensation Committee regularly reviews the compensation program to ensure it remains competitive and aligned with our stakeholders' interests and the principles of the program. As discussed under *Corporate Governance – Stockholder Engagement*, we have proactive, ongoing engagement with our stockholders throughout the year related to a number of topics, including executive compensation. We reached out to our top 75 stockholders, representing approximately 65% of our outstanding Class A common stock. The most common question we received related to our executive compensation program was whether, and how, ESG principles are incorporated into our executive compensation program. As described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Annual Incentive Plan*, ESG goals are incorporated into our annual incentive plan design and are a key component of the program.

Setting Executive Compensation

Compensation Committee and Management

Our Compensation Committee, which consists solely of independent directors, is responsible for establishing and reviewing the overall compensation philosophy and program for our NEOs.

As discussed in detail under *Committees of the Board of Directors – Risk Assessment of Compensation Programs,* when establishing the annual compensation program for our NEOs, the Compensation Committee takes into consideration the potential risks associated with the program and structures it to provide appropriate incentives without encouraging excessive risk taking.

Setting Performance Goals and Making Compensation Determinations

Before End of Fiscal Year	Beginning of Fiscal Year	During Fiscal Year	After End of Fiscal Year
• Compensation Committee begins with a review of our compensation program, including determining if our compensation levels are competitive with our peer companies and if any changes should be made to the program for the next fiscal year.	• Compensation Committee determines the principal components of compensation for the NEOs and the individual performance goals of the Chairman and Chief Executive Officer and sets the performance goals for each performance-based compensation component. • Chairman and Chief Executive Officer sets individual performance goals for each of the other NEOs, which are reviewed by the Compensation Committee. The individual performance goals are designed to further drive our corporate goals and strategic objectives while holding the NEOs accountable for their performance.	• Compensation Committee meets regularly throughout the year, with management and in executive session, and reviews the Company's performance to date against the corporate performance goals. • The Compensation Committee also reviews the executive compensation program to ensure that it remains competitive and aligned with our stakeholders' interests and the other principles of the program. The Compensation Committee's independent consultant generally attends all committee meetings.	• Compensation Committee conducts a multi-part review of each NEO and the Company's performance for the preceding fiscal year measured against the pre-established performance goals and makes annual compensation determinations. The Compensation Committee's objective is to ensure that the level of compensation approved is consistent with the level of performance delivered. • Our Chairman and Chief Executive Officer reviews the performance of each NEO (other than his own performance, which is reviewed by the Compensation Committee and the other independent directors) and presents his compensation recommendations to the Compensation Committee. • Compensation Committee reviews the compensation recommendations relating to NEOs that were made by our Chairman and Chief Executive Officer and approves all compensation decisions for our NEOs based on its assessment of performance. • For his own performance review, the Chairman and Chief Executive Officer prepares a self-assessment, which is reviewed by each independent director and discussed by the Compensation Committee and the other independent directors of the Board. When making compensation decisions for our Chairman and Chief Executive Officer and other NEOs, the Compensation Committee considers the views of the other independent directors.

Role of Independent Consultant

Our Compensation Committee has the sole authority to retain and replace compensation consultants to provide it with independent advice. The Compensation Committee has engaged Meridian Compensation Partners, LLC (Meridian) as its independent consultant to advise it on executive and non-employee director compensation matters. This selection was made without the influence of management. Under the terms of its agreement with the Compensation Committee, Meridian does not provide any other services to the Company, unless directed to do so by the Compensation Committee and within the scope of the Compensation Committee's charter. During fiscal year 2022, Meridian provided no services to the Company other than to advise the Compensation Committee on executive and non-employee director compensation issues. In addition, at the start of fiscal year 2022, the Compensation Committee conducted a formal evaluation of the independence of Meridian and, based on this review, did not identify any actual or potential conflict of interest raised by the work performed by Meridian. When conducting this evaluation, the Compensation Committee took into consideration the factors set forth in the Securities Exchange Act of 1934 (Exchange Act) Rule 10C-1 and the NYSE's listing standards.

Compensation Peer Group

As part of its annual compensation review process, the Compensation Committee discussed with its independent consultant an analysis of our fiscal year 2022 executive compensation program, including total compensation and the elements used to compensate our NEOs. It then compared their compensation to that of similarly situated NEOs of other companies in our compensation peer group. The review was based on public compensation data for our compensation peer group and data from third-party compensation surveys.

To best inform their pay decisions based on where the Company competes for talent, the Compensation Committee has established two categories for identifying peer companies:

- Direct business competitors.

- Related-industry competitors that are S&P 500 companies (a) classified as financial services, technology excluding hardware and manufacturing, and interactive media/entertainment; (b) with a 12-month average market capitalization value between approximately one-fourth and four times Visa's average market capitalization; and (c) with annual revenues of less than $150 billion. Certain peer companies may fall outside of these guidelines if they are determined to be a relevant market competitor for NEO talent.

A list of 24 companies identified as peers for fiscal year 2022 is shown below.

	Related Industry Peers	
Direct Peers	**Financial Services**	**Technology & Interactive Media/Entertainment**
– American Express Company – Discover Financial Services – Mastercard Incorporated – PayPal Holdings, Inc.	– Bank of America Corporation – BlackRock, Inc. – Capital One Financial Corporation – Citigroup Inc. – JPMorgan Chase & Co. – Morgan Stanley – The Bank of New York Mellon Corporation – The Goldman Sachs Group, Inc. – The PNC Financial Services Group, Inc. – U.S. Bancorp – Wells Fargo & Company	– Accenture plc – Adobe Inc. – Alphabet Inc. – Block, Inc. – IBM Corporation – Meta Platforms, Inc. – Microsoft Corporation – Oracle Corporation – salesforce.com, inc.

In July 2022, using the methodology described above, the Compensation Committee reviewed the peer companies and removed The Bank of New York Mellon Corporation from the list of companies for fiscal year 2023 and for compensation decisions at the end of fiscal year 2022.

Use of Market Data

To attract and retain key executives, we consider total compensation for our NEOs by reference to the range of compensation paid to similarly situated executives of our compensation peer group. This includes salary, annual incentive targets, and long-term incentive grant values. The actual level of our NEOs' total direct compensation is determined based on both individual and corporate performance and can vary based on such factors as expertise, performance, or advancement potential.

Internal Equity and Tally Sheets

As part of its annual compensation review, the Compensation Committee compares our NEOs' target annual compensation levels to ensure that they are internally equitable. The Compensation Committee also regularly reviews tally sheets for each NEO to ensure that it is considering a complete assessment of all compensation and benefits. The tally sheets include the aggregate amount of equity awards and other compensation values accumulated by each NEO and potential payments upon termination of employment both related and unrelated to a change of control.

Summary of Fiscal Year 2022 Base Salary and Incentive Compensation

In November 2022, the Compensation Committee determined our NEOs' total direct compensation based on corporate and individual performance for fiscal year 2022 and other relevant information such as market data and the advice of its independent compensation consultant, as described in this *Compensation Discussion & Analysis*. The NEOs' total direct compensation consists of the following elements: base salary for fiscal year 2022; annual incentive plan payments earned for performance in fiscal year 2022; and long-term equity incentives consisting of performance shares, stock options, and restricted stock units granted on November 19, 2022.

The table below reflects these components for each NEO for fiscal year 2022. As the long-term incentive awards for fiscal year 2022 set forth in the following table were awarded after the end of the fiscal year, they are discussed under *Compensation Discussion and Analysis – Fiscal Year 2023 Compensation*. The equity awards discussed under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Long-Term Incentive Compensation* refer to the equity awards made on November 19, 2021, during fiscal year 2022.

The table below differs substantially from the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022* later in this proxy statement in that the equity awards included in the table for fiscal year 2022 below were awarded on November 19, 2022 while the equity awards included in the *Summary Compensation Table* were granted on November 19, 2021. This supplemental table is not intended as a substitute for the information in the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022,* but is provided to show the total direct compensation that the Compensation Committee approved in November 2022 following the end of the 2022 fiscal year, based on considerations including fiscal year 2022 performance.

		Incentive Compensation				
Name	Base Salary ($)[1]	Annual Incentive Plan ($)[2]	Value of Performance Shares (target value) ($)[3]	Value of Stock Options ($)[4]	Value of Restricted Stock Units ($)[4]	Total ($)
Alfred F. Kelly, Jr.	1,550,000	6,200,000	10,750,000	5,375,000	5,375,000	29,250,000
Vasant Prabhu	1,100,000	3,520,000	4,500,000	2,250,000	2,250,000	13,620,000
Ryan McInerney	1,100,000	3,520,000	6,750,000	3,375,000	3,375,000	18,120,000
Rajat Taneja	1,100,000	3,520,000	6,250,000	3,125,000	3,125,000	17,120,000
Kelly Mahon Tullier	850,000	2,380,000	3,600,000	1,800,000	1,800,000	10,430,000

(1) Reflects the NEO's rate of base salary as of September 30, 2022, which was effective October 1, 2021.

(2) Reflects the payment pursuant to the annual incentive plan approved by the Compensation Committee in November 2022 and paid on November 15, 2022. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022*.

(3) Reflects the target dollar value of performance shares approved by the Compensation Committee in November 2022 and awarded on November 19, 2022. Please see *Compensation Discussion and Analysis – Fiscal Year 2023 Compensation* for additional information regarding these awards.

(4) Reflects the dollar value of restricted stock units and stock option grants approved by the Compensation Committee in November 2022 and granted on November 19, 2022. The grant date fair value of these awards will be included in the fiscal year 2023 Summary Compensation Table in the proxy statement for the 2024 annual meeting of stockholders. Please see *Compensation Discussion and Analysis – Fiscal Year 2023 Compensation* for additional information regarding these awards.

Fiscal Year 2022 Compensation

Base Salary

When setting our NEOs' base salaries, the Compensation Committee generally considers the range of compensation paid to similarly situated executive officers of our compensation peer group. The Compensation Committee may set salaries relative to this range based on considerations including the expertise, performance, or advancement potential of each NEO, including relative to other NEOs. The base salary levels of our NEOs typically are considered annually as part of our performance review process, and upon an NEO's promotion or other change in job responsibilities.

During its annual review of the base salaries of our NEOs for fiscal year 2022, the Compensation Committee considered market data for our compensation peer group; an internal review of each NEO's compensation, both individually and relative to other NEOs; and the individual performance of each NEO.

Based on this review, and in consultation with its independent consultant, the Compensation Committee decided to increase Ms. Mahon Tullier's base salary from $800,000 to $850,000 in connection with her appointment to the role of Vice Chair, Chief People and Administrative Officer, and that it would not adjust the base salaries of our other NEOs for fiscal year 2022.

Annual Incentive Plan



Incentive Plan Target Award Percentage

During fiscal year 2022, each of our NEOs was eligible to earn an annual cash incentive award under the Visa Inc. Incentive Plan (VIP). Each NEO's target award was expressed as a percentage of his or her base salary, reflecting market practice, internal equity among executive officers, and the intended value and mix of target total direct compensation. After the end of the fiscal year, the Compensation Committee determined the amount of each NEO's actual annual incentive award based upon its evaluation of achievement against pre-determined goals, with a maximum opportunity of 200% of the target percentage attributable to each NEO.

Selected Corporate Performance Goals and Results for Fiscal Year 2022

The Compensation Committee approved an annual incentive scorecard for fiscal year 2022, similar to the approach it adopted last year. The scorecard balances annual incentive determinations across financial and non-financial strategic priorities, with rigorous, pre-established quantitative and qualitative corporate performance goals in four categories. The Compensation Committee established the goals early in the fiscal year, reviewed progress against each goal quarterly, and evaluated achievement of the goals at year-end. The Compensation Committee determined a payout percentage based on its evaluation of results against the scorecard and then reviewed each NEO's individual performance against their annual goals to determine whether any further adjustments should be made based on individual performance.

These scorecard performance goals were established by reference to our corporate strategy, which is designed to position the Company competitively and thereby deliver superior performance, and which should in turn create value for our stockholders and benefit our employees, clients, and the communities in which we operate. The Compensation Committee expects our NEOs to be focused on a wide range of performance goals that are critical to our corporate strategy, by promoting financial goals along with other priorities that are vital to the Company's long-term success, such as ESG initiatives. This approach is aligned with our corporate strategy, enhances stockholder value, and reduces the likelihood of excessive risk taking with respect to any particular financial performance goal. Accordingly, the scorecard design takes a holistic approach to the goal-setting process and does not apply specific weighting to the corporate performance goals described below, and the Compensation Committee carefully considered each goal in its overall evaluation of corporate performance. The same scorecard is also used for determining the annual bonus funding for our broad-based employee bonus plan.

Each of the performance goals for the annual incentive plan scorecard was established on November 2, 2021, except that preliminary Transactions Growth and Cross-Border Growth goals were finalized on January 24, 2022. The performance goals were established based on the best available information at the time, amidst lingering uncertainty regarding the ongoing effects of the COVID-19 pandemic, including the reopening of borders and resumption of international travel. The goals were designed to be challenging and were expected to incentivize the NEOs to advance Visa's strategic and operational priorities while the continuing impact of COVID-19 on the Company's business was uncertain. In addition, these goals were established prior to the war in Ukraine and the unforeseeable impact that this action would have on the Company's business, as discussed below under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Annual Incentive Plan – Payment of Annual Incentive Plan Awards for Fiscal Year 2022*. The Compensation Committee did not adjust the annual incentive goals in response to these events.

The following table lists selected metrics from the annual incentive scorecard for fiscal year 2022.



Financials, Clients, and Foundational Goals

Designed to promote strong financial results and align our NEOs' interests with the interests of stockholders; develop and enhance Visa's relationships with clients; and support key business priorities

Selected Metrics

- Net Revenues Growth
- Net Income Growth
- EPS Growth
- Transactions Growth
- Payments Volume Growth
- Cross-Border Volume Growth
- New Payment Flows
- Net New Acceptance Locations



Operational Excellence, Talent, and ESG Goals

Designed to ensure that our NEOs enhance the wellbeing of our employees, clients, and the communities in which we operate, and to advance our ESG strategy

Selected Metrics

- Sustainability
- Social Impact
- Talent
- Technology
- Cybersecurity
- Risk
- M&A Integration

Following the end of fiscal 2022, the Compensation Committee evaluated the Company's performance relative to each goal in the annual incentive scorecard. The following tables provide detail on many of the goals and achievements that the Compensation Committee considered to be important drivers of the Company's success when making its annual incentive determinations for the NEOs. These goals and results represent a range of factors that demonstrate the value delivered by our NEOs to stockholders, our employees, clients, and the communities in which we operate. To maximize transparency into the goal-setting process while balancing concerns that disclosure of some operational goals would provide our competitors with insight into specific business priorities and initiatives, not all metrics, goals, and results are described in detail.

Financials, Clients, and Foundational
• Net Revenues Growth – VIP adjusted of 21.2%, exceeding the annual goal of 15.7%
• Net Income Growth – VIP adjusted of 23.5%, exceeding the annual goal of 12.1%
• EPS Growth – VIP adjusted of 26.5%, exceeding the annual goal of 13.7%
• Transactions Growth of 12%, falling below the annual goal of 16%
• Constant-dollar Payments Volume Growth of 15%, exceeding the annual goal of 13%
• Constant-dollar Cross-border Volume Growth excluding Intra-Europe of 49%, exceeding the annual goal
• Net New Acceptance Locations excluding China of 15.5 million, exceeding the annual goal

Operational Excellence, Talent, & ESG
• Exceeded our goals related to protecting the Company from cyber threats; innovating on cyber capabilities for the Company and ecosystem to further advance our leadership position; and ensuring compliance with regulatory reviews
• Exceeded our goals related to building, deploying, and automating a risk technology platform that protects the Company and the payments ecosystem; digitizing and advancing risk management capabilities to ensure that the Company maintains a strong control environment; deploying new solutions to reduce risk and crime while driving strong client engagement and satisfaction; and continuing to provide capabilities that help to reduce fraud in the payments ecosystem
• Exceeded our technology goals for authorization, clearing, and settlement processing success rates
• Met our goal of successfully integrating Currencycloud and Tink and delivering fiscal year 2022 financial goals for the acquired businesses
• Exceeded our goal of digitally enabling 18 million SMBs worldwide as part of our three-year goal of digitally enabling 50 million SMBs
• Met our goal of maintaining 100% renewable electricity and carbon neutral operations and exceeded our goals of advancing on our commitment to reach net zero by 2040 and being a climate positive company
• Exceeded our goal of 20% of our employees volunteering in charitable opportunities sponsored by the Company, with 24% of our employees participating in such programs
• Met our goal of increasing representation for underrepresented employees in the U.S. and continued our efforts to improve representation of women globally
• Met our goals of creating a compelling employee value proposition to enable effective storytelling about the Company workplace; enhancing talent acquisition capabilities, process, and controls; enhancing our employee retention strategy with particular emphasis on career development, people leadership development, and talent assessment; managing cultural, structural, and process changes to successfully transition to a hybrid model of work; increasing participation in, and satisfaction with, virtual-live programs for employees; and establishing a multi-year strategy to support the transformation of our People team

For purposes of the annual incentive plan, our Net Revenues Growth – VIP adjusted for fiscal year 2022 was determined as year-over-year growth in gross revenues net of client incentives, adjusted to exclude pre-established adjustments made in accordance with the terms of the annual incentive plan determined at the beginning of fiscal year 2022. Our Net Income Growth – VIP adjusted was determined by adjusting our GAAP Net Income to exclude certain items that we believe were not representative of our continuing performance, as they were non-recurring or had no cash impact, and could distort our longer-term operating trends, as well as other pre-established adjustments made in accordance with the terms of the annual incentive plan determined at the beginning of fiscal year 2022, including net income related to acquisitions closed during fiscal year 2022.

Individual Performance for Fiscal Year 2022

In addition to its review of the Company's overall results relative to each goal in the annual incentive scorecard and its determination of the appropriate payout percentage to reflect these results, the Compensation Committee also evaluated each NEO's individual performance, based on each NEO's self-assessment and Mr. Kelly's input. Individual performance goals for the Chairman and Chief Executive Officer were established with the oversight of the Compensation Committee. Individual performance goals for the other NEOs were proposed by the Chairman and Chief Executive Officer and reviewed by the Compensation Committee.

The following is a summary description of each NEO's individual performance achievements for fiscal year 2022.

Mr. Kelly

- Delivered strong financial results, including over 20% growth in net revenues, net income, and EPS
- Deepened relationships with existing clients and successfully built new partnerships with issuers, acquirers, fintechs, and enablers across the ecosystem
- Demonstrated exceptional leadership of Visa's employees, particularly in response to the war in Ukraine and the suspension of operations in Russia; continued to focus on employee engagement and wellbeing, leading Visa through the transition to a new hybrid work model, and exceeding goals to increase inclusion and diversity
- Further aligned the organization and strategy and continued to enhance senior talent
- Championed Visa's Purpose to uplift everyone, everywhere by being the best way to pay and be paid

Mr. Prabhu

- Exceeded goals on all financial metrics
- Delivered agile spend and investment management in response to rapidly evolving business conditions, particularly in relation to managing a smooth suspension of operations in Russia
- Closed acquisitions of Tink and Currencycloud and provided strong leadership on a robust M&A pipeline and venture investment portfolio
- Supported the launch of a new business unit leveraging Visa's industry-leading capabilities in treasury and FX

Mr. McInerney

- Signed key deals with new and existing clients to drive future revenue growth
- Accelerated growth in new flows and value added services, diversifying Visa's revenues
- Expanded network of networks strategy to enable the movement of money through all available networks
- Continued key transformation initiatives including the evolution of Visa's sales operating model and increasing the agility of the organization
- Led global initiatives to support employee wellbeing, inclusion and diversity, and talent

Mr. Taneja

- Protected Visa's assets and the ecosystem with strong cybersecurity defenses
- Demonstrated outstanding operational excellence through availability, reliability, and resilience of core systems
- Supported product development and innovation across core products, new flows, and value added services
- Continued to transform Visa's technology organization, deepening alignment of product development to Visa's business strategy
- Championed inclusion and diversity efforts in attracting, retaining, and advancing Technology talent

Ms. Mahon Tullier

- Delivered strong management of board and stockholder interactions
- Successfully led the People function through one of the highest-growth years in Visa's history
- Led initiatives to enhance Visa's People processes, systems, and infrastructure
- Drove initiatives to evolve Visa's corporate real estate strategy
- Championed programs to enhance inclusion and diversity, including the Visa Black Scholars and Jobs Program
- Provided exceptional support to Visa's Ukrainian and Russian colleagues during an unprecedented crisis

Payment of Annual Incentive Plan Awards for Fiscal Year 2022

Based on its analysis of Visa's performance relative to each annual incentive scorecard goal, the Compensation Committee determined that the payout percentage for the 2022 annual incentive plan would be 160% of target and that it would not adjust this payout percentage for any NEO based on its evaluation of the individual achievements described above. In making this assessment, the Compensation Committee considered the impact of the Company's decision in March 2022 to suspend its operations in Russia due to the war in Ukraine. These unfortunate events were not foreseeable when the Compensation Committee established the performance goals, and they impacted the ability of the Company to achieve some of the goals in the annual incentive scorecard, such as Transactions Growth, for reasons outside of our executives' control. The Company's number one priority in the weeks and months following the March 2022 announcement was ensuring the safety and security of our colleagues and their families who were directly impacted, while complying with all applicable global sanctions. Despite these challenges, the Company delivered strong financial and non-financial results relative to the scorecard goals, which the Compensation Committee considered when making its annual incentive determinations. The Compensation Committee determined that the payout percentage of 160% appropriately reflected, in the aggregate, the Company's and each NEO's performance relative to the pre-established goals, especially in light of the ongoing events in Russia and Ukraine and their impact on the Company's business.

The fiscal year 2022 annual cash incentive award payments are included in the "Non-Equity Incentive Plan Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022* and are set forth in the following table.

	Annual Base Salary	x	Target Annual Incentive%(1)	Target Annual Incentive $(1)	x	Payout Percentage	=	Final Award
Alfred F. Kelly, Jr.	$1,550,000		250%	$3,875,000		160%		$6,200,000
Vasant Prabhu	$1,100,000		200%	$2,200,000		160%		$3,520,000
Ryan McInerney	$1,100,000		200%	$2,200,000		160%		$3,520,000
Rajat Taneja	$1,100,000		200%	$2,200,000		160%		$3,520,000
Kelly Mahon Tullier(2)	$ 850,000		175%	$1,487,500		160%		$2,380,000

(1) The "maximum" amounts are provided under the *Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2022 Table*.

(2) In connection with her appointment to the role of Vice Chair, Chief People and Administrative Officer effective October 1, 2021, the Compensation Committee approved an increase in Ms. Mahon Tullier's base salary from $800,000 to $850,000 and an increase in her annual incentive target percentage from 150% to 175% of base salary.

Long-Term Incentive Compensation

The 2007 Equity Incentive Compensation Plan is intended to promote our long-term success by attracting, motivating, and retaining our non-employee directors, officers, and employees.

The Compensation Committee administers the equity incentive plan with respect to our NEOs and determines, in its informed judgment and in accordance with the terms of the equity incentive plan, the recipients who may be granted awards, the form and amount of awards, the terms and conditions of awards (including vesting and forfeiture conditions), the timing of awards, and the form and content of award agreements.

Long-Term Incentive Awards Granted in Fiscal Year 2022

In determining the types and amounts of annual equity awards to be granted to our NEOs in fiscal year 2022, the Compensation Committee considered, in consultation with its independent consultant, factors including the practices of companies in our compensation peer group, the actual compensation levels of similarly situated executive officers of companies in our compensation peer group, company and individual performance, recommendations from our Chairman and Chief Executive Officer (for awards to the NEOs other than himself), and each NEO's total compensation, including the value of outstanding awards held by each NEO. The Compensation Committee also considered the incentives provided by different award types, including increasing stockholder value, avoiding excessive risk taking, and encouraging employee retention.

The target value of equity awards granted to each NEO in fiscal year 2022 consisted of 25% stock options, 25% restricted stock units, and 50% performance shares. Each award type is used to retain and incentivize key executive officers. Stock options generate value only if Visa's stock price appreciates after the grant date, and performance shares are designed so that the number of shares that are earned varies based on corporate performance results.

The following table displays the total combined target value of equity awards approved by the Compensation Committee for our NEOs in fiscal year 2022, and the award value broken down by component. The values in the table below differ from the values in the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022* and the *Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2022 Table* because the aggregate grant date fair values of the performance shares displayed in those tables are computed in accordance with stock-based accounting rules and will be displayed in multiple years.

	Components of annual awards granted on November 19, 2021			
	Value of Stock Options ($)	Value of Restricted Stock Units ($)	Value of Performance Shares at Target ($)	Total Combined Value of Equity Awards ($)
Alfred F. Kelly, Jr.	5,325,000	5,325,000	10,650,000	21,300,000
Vasant Prabhu	2,625,000	2,625,000	5,250,000	10,500,000
Ryan McInerney	3,337,500	3,337,500	6,675,000	13,350,000
Rajat Taneja	3,125,000	3,125,000	6,250,000	12,500,000
Kelly Mahon Tullier	1,762,500	1,762,500	3,525,000	7,050,000

Stock Options and Restricted Stock Units

The dollar value of the annual equity awards in the table above were converted to a specific number of stock options or restricted stock units on the November 19, 2021 grant date, based on the fair market value of our Class A common stock on that date and the Black-Scholes value of stock options. The stock options and restricted stock units vest in three substantially equal annual installments beginning on the first anniversary of the date of grant, subject to continued employment through each such vesting date.

Performance Shares

The value displayed for performance shares in the table above reflects the target value of the annual award. The target number of performance shares is determined at the beginning of a three-year performance period and the number of shares earned at the end of the three-year period will range from zero to 200% of target depending on our corporate performance, as measured by:

- the annual EPS goal established for each fiscal year; and
- an overall modifier based on Visa's TSR ranked relative to S&P 500 companies, or relative TSR Rank, over the three-year performance period.

Vesting of the performance shares is generally subject to each NEO's continued employment through the entire three-year performance period, except upon death, disability, retirement, involuntary terminations without cause, and certain qualifying (double-trigger) terminations in connection with a change in control, as described in the section titled *Executive Compensation – Potential Payments upon Termination or Change of Control*.

We set EPS goals annually and average the results over three fiscal years to ensure that the goals are meaningful and the EPS results relative to the goals are not disproportionately impacted by unforeseeable market factors outside the NEOs' control over a multi-year period, such as the impacts of the COVID-19 pandemic on the global economy starting in fiscal year 2020 and the events in Russia and Ukraine in fiscal year 2022. This approach provides a performance and retention incentive over the long term with three-year cliff vesting, while also including a modifier based on three-year relative TSR performance.


FY2022-FY2024 Performance Share Design
FY2022
FY2023
FY2024
2022 EPS
2023 EPS
2024 EPS
Three years of EPS payout % averaged and number of shares modified based on relative 3-yr TSR performance; vests 11/30/2024.
TSR Result
(3 year period)

Impact of Stock Buybacks on EPS

The amount of stock buybacks are budgeted at the beginning of the year. If Visa repurchased stock significantly above or below this level, the EPS result would be adjusted accordingly.

Relative TSR Modifier

The relative TSR modifier will reduce by up to 25% the number of shares that are earned for periods when our TSR performance is below the median of the companies comprising the S&P 500 and will increase by up to 25% the number of shares that are earned for periods when our TSR performance exceeds the median of the companies comprising the S&P 500. The total number of shares that may be earned at the end of the three-year period is capped at 200% of the target number of shares.

EPS Goals

One-third of the target performance shares awarded on November 19, 2021 was tied to the fiscal year 2022 EPS goal that the Compensation Committee established within the first 90 days of fiscal year 2022. The remaining two-thirds of the target shares awarded is tied to the EPS goals for each of fiscal years 2023 and 2024, which will be set by the Compensation Committee within the first 90 days of the respective fiscal year. The actual EPS result will be used to determine the percentage of target shares credited from each of the three award segments. If the minimum EPS goal is reached in a particular year, 50% of the target shares will be credited for that segment; if the target EPS goal is reached, 100% of the target shares will be credited; and if the maximum EPS goal is reached, 200% of the target shares will be credited. Results are interpolated for EPS performance between threshold and target, and between target and maximum.

At the end of fiscal year 2022, the Compensation Committee reviewed our EPS – PS adjusted of $7.48, which was determined by excluding from GAAP EPS certain adjustments from GAAP Net Income to exclude certain items that we believe were not representative of our continuing performance, as they were non-recurring or had no cash impact, and could distort our longer-term operating trends, as well as other pre-established adjustments made in accordance with the terms of the awards determined at the beginning of fiscal year 2022, including net income related to acquisitions closed during fiscal year 2022. The Compensation Committee determined that the final EPS – PS adjusted result of $7.48 exceeded the maximum goal of $7.30 for fiscal year 2022.

At the completion of the entire three-year performance period in November 2024, the shares credited from the above EPS calculations for the three fiscal years will be totaled and the overall number of shares will be modified based on Visa's TSR Rank for the full three-year period. This TSR Rank modification may increase or decrease the final number of shares earned by a maximum of 25%, as illustrated in the chart below; however, the final number of shares earned at the end of the three-year period, after the modification is applied, is capped at 200% of the initial target number.

	Threshold Performance	Target Performance	Maximum Performance
Modifying Metric	75%	100%	125%
3-Year Visa TSR Rank vs. S&P 500[1]	25th Percentile or Below	50th Percentile	75th Percentile or Above

(1) Results between the 25th percentile and the 50th percentile and between the 50th percentile and the 75th percentile are interpolated between 75% and 100% or 100% and 125%, respectively.

The EPS goal for fiscal year 2022 and actual EPS results discussed above also apply to the third portion of the performance shares previously awarded to our NEOs on November 19, 2019 and the second portion of the performance shares previously awarded to our NEOs on November 19, 2020, as illustrated below.

	FY20			FY21			FY22			FY23			FY24		
PSUs Granted 11/19/19	Min	Target	Max	Min	Target	Max	Min	Target	Max							
EPS: Goals by Year	$5.68	$6.11	$6.54	$4.61	$5.18	$5.54	$6.07	$6.82	$7.30							
EPS Result		$5.01			$5.90			$7.48								
Result as a % of Target		0.0%			200.0%			200.0%								
TSR Result																
PSUs Granted 11/19/20				Min	Target	Max	Min	Target	Max	Min	Target	Max			
EPS: Goals by Year				$4.61	$5.18	$5.54	$6.07	$6.82	$7.30	--	--	--			
EPS Result					$5.90			$7.48								
Result as a % of Target					200.0%			200.0%								
TSR Result																
PSUs Granted 11/19/21							Min	Target	Max	Min	Target	Max	Min	Target	Max
EPS: Goals by Year							$6.07	$6.82	$7.30	--	--	--	--	--	--
EPS Result								$7.48							
Result as a % of Target								200.0%							
TSR Result																

Consistent with FASB ASC Topic 718, the value of the performance share awards for fiscal year 2022 included in the "Stock Awards" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022* later in this proxy statement represents the third segment of the award made on November 19, 2019, the second segment of the award made on November 19, 2020, and the first segment of the award made on November 19, 2021.

Determination of Shares Earned for Performance Shares Previously Awarded on November 19, 2019

The performance shares previously awarded to NEOs on November 19, 2019 completed their three-year performance period following fiscal year 2022. As a result, the Compensation Committee determined and certified the Company's actual results over the three-year period in November 2022, which determined the final number of shares earned pursuant to those awards. As illustrated below, based on the annual EPS results for fiscal years 2020, 2021, and 2022, and our TSR Rank over the three-year period, the performance shares earned equated to 113.3% of the target award established on November 19, 2019.

Primary Metric	Threshold ($)	Target ($)	Maximum ($)	Result ($)	EPS Result as % of Target[1]
Fiscal Year 2020 EPS	5.68	6.11	6.54	5.01	0.0% of Target
Fiscal Year 2021 EPS	4.61	5.18	5.54	5.90	200.0% of Target
Fiscal Year 2022 EPS	6.07	6.82	7.30	7.48	200.0% of Target
Average Result					133.3% of Target

(1) Percentage is based on unrounded values.

Modifying Metric	Threshold (75% modifier)	Target (100% modifier)	Maximum (125% modifier)	Result	Modifier %
3 Year TSR Rank v. S&P 500	25th percentile	50th percentile	75th percentile	35th percentile	85%

Primary Metric Result	Times	Modifying Metric	Equals	Final Payout Result as a % of Target (capped at 200%)
133.3%	x	85%	=	113.3%

Based on this Final Payout Result of 113.3%, on November 30, 2022, the NEOs earned shares equal to 113.3% of the target number of shares granted to each of them on November 19, 2019. As a result, Mr. Kelly earned 56,566 shares versus his target of 49,926 shares, Mr. McInerney earned 32,545 shares versus his target of 28,725 shares, Mr. Prabhu earned 26,346 shares versus his target of 23,253 shares, Mr. Taneja earned 30,995 shares versus his target of 27,357 shares, and Ms. Mahon Tullier earned 12,398 shares versus her target of 10,943 shares.

Retirement and Other Benefits

Our benefits program is designed to be competitive and cost-effective. It is our objective to provide core benefits, including medical, retirement, life insurance, paid time off, and leaves of absence, to all employees and to allow for supplementary non-core benefits to accommodate regulatory, cultural, and practical differences in the various geographies in which we have operations.

We sponsor a frozen tax-qualified defined benefit pension plan, which we refer to as the retirement plan. We also sponsor a tax-qualified defined contribution 401(k) plan, which we refer to as the 401k plan, to provide market driven retirement benefits to all eligible employees in the United States.

We maintained a non-qualified excess retirement benefit plan and a non-qualified excess 401k plan to make up for the limitations imposed on our tax-qualified plans by the Internal Revenue Code. New contributions to these non-qualified plans ceased to be effective February 1, 2014. We also sponsor an unfunded, non-qualified deferred compensation plan, which we refer to as the deferred compensation plan, which allows executive officers and certain other highly compensated employees to defer a portion of their annual incentive awards to help them with tax planning and to provide competitive benefits. For additional information on these plans, see the sections entitled *Executive Compensation – Pension Benefits Table for Fiscal Year 2022* and *Executive Compensation – Non-qualified Deferred Compensation for Fiscal Year 2022.*

Perquisites and Other Personal Benefits

We provide limited perquisites and other personal benefits to facilitate the performance of our NEOs' management responsibilities. For instance, we maintain a company car and driver that allows for additional security, which are used by the Chairman and Chief Executive Officer for both business and personal use, as well as some business and limited personal use by other executive officers. From time to time, our NEOs also may use the Company's tickets for sporting, cultural, or other events for personal use rather than business purposes. If an incremental cost is incurred for such use, it is included in the "All Other Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022* if the aggregate amount paid by the Company in Fiscal Year 2022 for perquisites and personal benefits to an NEO equaled $10,000 or more.

In addition, we have a policy that allows for companion travel on business-related flights on our corporate aircraft by the Chairman and Chief Executive Officer, the President, and other key employees, as approved by the Chairman and Chief Executive Officer. It is our policy that NEOs are responsible for all income taxes related to their personal usage of the Company car or corporate aircraft, as well as travel by their companions. Additionally, no NEO may use the corporate aircraft for exclusive personal use (not related to business) except under the terms and conditions outlined in the Company's aircraft time-sharing agreement with the Chairman and Chief Executive Officer, or under extraordinary circumstances with the advance approval of the Chairman and Chief Executive Officer. The Compensation Committee requires that Mr. Kelly use the aircraft for all business and personal travel, based on an independent third-party finding of a bona fide security concern, which recommended that Mr. Kelly use the aircraft for all travel. Related to this requirement, Mr. Kelly is required under the terms of the aircraft time-sharing agreement to reimburse Visa for personal use of the aircraft for amounts in excess of $200,000 per fiscal year. Any personal use of the aircraft in excess of this limit by our Chairman and Chief Executive Officer pursuant to the aircraft time-sharing agreement requires him to reimburse Visa an amount (as determined by the Company) equal to the lesser of: (i) the amount that would, absent reimbursement, be reportable with respect to the Chairman and Chief Executive Officer in the *Summary Compensation Table* (which we refer to as the SEC Cost), or (ii) the expenses of operating such flight that may be charged pursuant to Federal Aviation Regulation Section 91.501(d) as in effect from time to time (which we refer to as the FAR Expenses). The Company's obligation to provide the corporate aircraft for personal use ceases once the cost of the personal use reaches $500,000, as determined by the Company using the lesser of the SEC Cost and the FAR Expenses.

Severance

In order to attract and retain high-performing NEOs, we believe it is appropriate to provide severance to an executive officer in certain circumstances. Our severance arrangements are reasonable, responsible in value, tailored to the circumstances of the termination of employment, and in line with market practice. We do not gross up for excise taxes that may be imposed as a result of severance payments and, for payments payable upon or following a change of control, we require a qualifying termination of employment in addition to the change of control. Please see the section entitled *Executive Compensation – Potential Payments upon Termination or Change of Control – Executive Severance Plan* for additional information.

Fiscal Year 2023 Compensation

On November 2, 2022, the Compensation Committee approved the annual equity awards for our NEOs to be granted on November 19, 2022, using a combination of 25% of the total value of equity awards in stock options, 25% in restricted stock units, and 50% in performance shares at the target value, reflecting the same mix as used in prior years. The actual number of performance shares earned will be based on the following:

- the annual EPS goal established for each of the three fiscal years in the performance period; and
- an overall modifier based on our TSR Rank over the three-year performance period.

Vesting of the equity awards is generally subject to each NEO's continued employment through the entire three-year performance period, except upon certain terminations of employment due to death, disability, retirement, and certain qualifying (double-trigger) terminations in connection with a change in control. A portion of the equity awards is subject to pro-rata payment in the event of a termination by Visa without cause.

Consistent with prior fiscal years, the total combined value of each equity award was approved by the Compensation Committee after considering, in consultation with its independent consultant, the practices of companies in our compensation peer group, the actual compensation levels of similarly situated executive officers of companies in our compensation peer group, corporate and individual performance during fiscal year 2022, recommendations from our Chairman and Chief Executive Officer (for awards to the NEOs other than himself), and each NEO's total compensation, including the value of outstanding awards held by the NEOs. The values in the table below will differ from the values in the *Executive Compensation – Summary Compensation Table for Fiscal Year 2023* and the *Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2023 Table* because the aggregate grant date fair values of the performance shares that will be displayed in those tables will be computed in accordance with stock-based accounting rules and will be displayed in multiple years.

	Components of annual awards granted on November 19, 2022			
	Value of Stock Options ($)	Value of Restricted Stock Units ($)	Value of Performance Shares at Target ($)	Total Combined Value of Equity Awards ($)
Alfred F. Kelly, Jr.	5,375,000	5,375,000	10,750,000	21,500,000
Vasant Prabhu	2,250,000	2,250,000	4,500,000	9,000,000
Ryan McInerney	3,375,000	3,375,000	6,750,000	13,500,000
Rajat Taneja	3,125,000	3,125,000	6,250,000	12,500,000
Kelly Mahon Tullier	1,800,000	1,800,000	3,600,000	7,200,000

Other Equity Grant Practices and Policies

Stock Grant Practices

The Compensation Committee maintains a Policy on Granting Equity Awards (Equity Grant Policy), which contains procedures to prevent stock option backdating and other grant timing issues. Under the Equity Grant Policy, the Compensation Committee approves annual grants to executive officers and other members of the Executive Committee at a meeting to occur during the quarter following each fiscal year end. The Board has delegated the authority to Mr. Kelly as the sole member of the Stock Committee to make annual awards to employees who are not members of the Executive Committee and who are not subject to Section 16(a) of the Exchange Act (Section 16 officers). The grant date for annual awards to all employees has been established as November 19 of each year.

In addition to the annual grants, stock awards may be granted at other times during the year to new hires, employees receiving promotions, and in other special circumstances. The Equity Grant Policy provides that only the Compensation Committee may make such "off-cycle" grants to NEOs, other members of Visa's Executive Committee, and Section 16 officers. The Compensation Committee has delegated the authority to the Stock Committee to make off-cycle grants to other employees, subject to guidelines established by the Compensation Committee. Any off-cycle awards approved by the Stock Committee or the Compensation Committee are granted on the 15th day of the calendar month or on such other date determined by the Stock Committee, Compensation Committee, or the Board.

For all newly granted stock option awards, the exercise price will be the closing price of our Class A common stock on the NYSE on the date of the grant. If the grant date falls on a non-trading day, the exercise price of stock option awards will be the closing price of our Class A common stock on the NYSE on the last trading day preceding the date of grant.

Stock Ownership Guidelines

The Compensation Committee maintains stock ownership guidelines for our NEOs as follows:

Officer	Stock Ownership Guidelines
Alfred F. Kelly, Jr.	6 x base salary
Vasant Prabhu	4 x base salary
Ryan McInerney	4 x base salary
Rajat Taneja	4 x base salary
Kelly Mahon Tullier	4 x base salary

Equity interests that count toward the satisfaction of the ownership guidelines include shares owned outright by the individual, shares jointly owned, restricted stock, restricted stock units, and any deferred restricted stock units. Unexercised stock options and unearned performance shares do not count toward the guidelines. Newly hired or promoted executives have five years from the date of the commencement of their appointment to attain these ownership levels. Each NEO currently meets or exceeds the applicable guideline set forth in the table above. If an executive officer does not meet the applicable guideline by the end of the five-year period, the executive officer is required to hold a minimum of 50% of the net shares resulting from any future vesting of restricted stock, restricted stock units, performance shares, or exercise of stock options until the guideline is met. These guidelines reinforce the importance of aligning the interests of our executive officers with the interests of our stakeholders and encourage our executive officers to consider the long-term perspective when managing the Company.

Hedging and Pledging Prohibition

As part of our insider trading policy, all employees, including our NEOs, and non-employee directors are prohibited from engaging in short sales of our securities, establishing margin accounts related to our securities, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities, or otherwise engaging in hedging transactions (such as zero-cost collars, exchange funds, and forward sale contracts) involving our securities.

Recoupment Policies

We have a Clawback Policy pursuant to which NEOs and other executive officers may be required to reimburse or forfeit incentive compensation paid to them if the financial results upon which the awards were based are materially restated due to fraud, intentional misconduct, or gross negligence of the executive officer.

The Clawback Policy permits the Board to determine if it will seek to recover applicable compensation, taking into account the following considerations as it deems appropriate:

- Whether the amount of any bonus or equity compensation paid or awarded during the covered time period, based on the achievement of specific performance targets, would have been reduced based on the restated financial results;

- The likelihood of success of recouping the compensation under governing law relative to the effort involved;

- Whether the recoupment may prejudice Visa's interest in any related proceeding or investigation;

- Whether the expense required to recoup the compensation is likely to exceed the amount to be recovered;

- The passage of time since the occurrence of the misconduct;

- Any pending legal action related to the misconduct;

- The tax consequences to the affected individual; and

- Any other factors the Board may deem appropriate under the circumstances.

Under the Clawback Policy, we can require reimbursement or forfeiture of all or a portion of any bonus, incentive payment, equity-based award (including performance shares, restricted stock or restricted stock units, and outstanding stock options) or other compensation to the fullest extent permitted by law. Reimbursement or forfeiture may include compensation paid or awarded during the period covered by the restatement and applies to compensation awarded in periods occurring after the adoption of the Clawback Policy.

We believe our Clawback Policy is sufficiently broad to reduce the potential risk that an executive officer would intentionally misstate results to benefit under an incentive program and provides a right of recovery if an executive officer took actions that, in hindsight, should not have been rewarded. In addition, appropriate language regarding the policy has been included in applicable documents and award agreements and our executive officers are required to acknowledge in writing that compensation we have awarded to them may be subject to reimbursement, clawback, or forfeiture pursuant to the terms of the policy and/or applicable law. Further, the equity forfeiture provisions in applicable award agreements would also apply in the event of specified detrimental activity in the absence of a restatement.

Tax Implications – Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits our ability to deduct for tax purposes compensation in excess of $1 million paid to certain executive officers. We expect that compensation paid to our NEOs in excess of $1 million, including compensation paid to any executive who has been an NEO since 2017, generally will not be deductible. When designing our compensation structure, the Compensation Committee believes that it needs to consider all relevant factors that attract, retain, and reward executives responsible for our success.

For information regarding the Compensation Committee's review of compensation-related risk, please see the section entitled *Committees of the Board of Directors – Risk Assessment of Compensation Programs*.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2022

The following table and related footnotes describe the total compensation earned for services rendered during fiscal years 2022, 2021, and 2020 by our NEOs. The primary elements of each NEO's total compensation as reported in the table are base salary, annual incentive compensation, and long-term incentive compensation in the form of stock options, restricted stock units, and performance shares. Certain other benefits are listed in the "All Other Compensation" column and additional detail about these benefits is provided in the *Executive Compensation – All Other Compensation in Fiscal Year 2022 Table*.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Alfred F. Kelly, Jr. *Chairman and Chief Executive Officer*	2022	1,555,978	–	14,782,648	5,325,013	6,200,000	–	239,963	28,103,602
	2021	1,550,031	–	17,681,675	5,125,009	6,400,000	–	188,123	30,944,838
	2020	1,550,076	–	17,026,616	4,562,500	3,100,000	–	125,736	26,364,928
Vasant Prabhu *Vice Chair, Chief Financial Officer*	2022	1,104,239	–	7,263,594	2,624,981	3,520,000	1,053	23,396	14,537,263
	2021	1,100,019	–	8,187,025	2,624,993	3,630,000	979	31,400	15,574,416
	2020	1,100,050	–	8,039,757	2,124,987	1,760,000	1,209	23,850	13,049,853
Ryan McInerney *President*	2022	1,104,239	–	9,114,177	3,337,503	3,520,000	3,230	28,686	17,107,835
	2021	1,100,019	–	9,845,103	3,212,500	3,630,000	2,670	27,400	17,817,692
	2020	1,100,050	–	9,439,901	2,624,994	1,760,000	3,227	27,100	14,955,272
Rajat Taneja *President, Technology*	2022	1,104,239	–	8,585,208	3,124,998	3,520,000	1,587	20,383	16,356,415
	2021	1,100,019	–	9,329,605	3,049,986	3,630,000	1,421	20,733	17,131,764
	2020	1,100,050	–	8,939,651	2,500,007	1,760,000	1,743	20,850	14,322,301
Kelly Mahon Tullier *Vice Chair, Chief People and Administrative Officer*	2022	853,282	–	4,316,984	1,762,489	2,380,000	1,408	29,050	9,343,213
	2021	779,535	–	4,119,771	1,262,494	1,980,000	1,245	38,267	8,181,312
	2020	725,033	–	4,055,546	1,000,014	913,500	1,523	29,850	6,725,466

Stock Awards

(1) Represents restricted stock units and performance shares granted in each of fiscal years 2022, 2021, and 2020. The amounts represent the aggregate grant date fair value of the awards granted to each NEO computed in accordance with FASB ASC Topic 718.

The table below sets forth the details of the components that make up the fiscal year 2022 stock awards for our NEOs. Restricted stock units vest in three substantially equal annual installments beginning on the first anniversary of the date of grant. Consistent with the requirements of FASB ASC Topic 718, the value of the performance shares displayed in the table below, at their probable and maximum levels, is based on one-third of the full number of shares for which an EPS goal was established in fiscal year 2022 under the awards made on: (i) November 19, 2019, which vested on November 30, 2022, (ii) November 19, 2020, which are scheduled to vest on November 30, 2023 and (iii) November 19, 2021, which are scheduled to vest on November 30, 2024. The remaining portions of the awards granted in November 2020 and November 2021 will be linked to EPS goals for subsequent fiscal years and will be reported in the Summary Compensation Table for those fiscal years.

| | Components of Annual Stock Awards | | Additional Information |
	Restricted Stock Units Value ($)	Value of Performance Shares – Probable ($)	Value of Performance Shares – at Maximum ($)
Alfred F. Kelly, Jr.	5,324,999	9,457,649	18,915,298
Vasant Prabhu	2,625,039	4,638,555	9,277,110
Ryan McInerney	3,337,490	5,776,687	11,553,373
Rajat Taneja	3,124,980	5,460,228	10,920,455
Kelly Mahon Tullier	1,762,547	2,554,437	5,108,874

Option Awards

(2) Represents stock options granted in each of fiscal years 2022, 2021, and 2020. The amounts represent the aggregate grant date fair value of the awards granted to each NEO computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in *Note 17 – Share-based Compensation* to our fiscal year 2022 audited consolidated financial statements, which are included in our Annual Report on Form 10-K. Stock options vest in three substantially equal annual installments beginning on the first anniversary of the date of grant.

Non-Equity Incentive Plan Compensation

(3) Amounts for fiscal year 2022 represent cash awards earned under the annual incentive plan and paid on November 15, 2022, based on performance against pre-established performance goals.

Change in Pension Value and Non-qualified Deferred Compensation Earnings

(4) Represents the aggregate positive change in the actuarial present value of accumulated benefits under all pension plans during fiscal year 2022. These amounts were determined using interest rate and mortality rate assumptions consistent with those used in *Note 11 – Pension and Other Postretirement Benefits* to our fiscal year 2022 audited consolidated financial statements, which are included in our Annual Report on Form 10-K. There are no above market or preferential earnings on non-qualified deferred compensation.

All Other Compensation

(5) Additional detail describing the "All Other Compensation" for fiscal year 2022 is included in the *Executive Compensation – All Other Compensation in Fiscal Year 2022 Table* below.

All Other Compensation in Fiscal Year 2022 Table

The following table sets forth additional information with respect to the amounts reported in the "All Other Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022.*

	Car ($)[1]	Corporate Aircraft ($)[2]	401k Plan Match ($)[3]	Other ($)[4]	Total ($)
Alfred F. Kelly, Jr.	93	206,985	17,885	15,000	239,963
Vasant Prabhu	–	–	18,300	5,096	23,396
Ryan McInerney	9,935	451	18,300	–	28,686
Rajat Taneja	–	–	18,300	2,083	20,383
Kelly Mahon Tullier	–	–	18,300	10,750	29,050

(1) Represents the cost of personal use of a Company car and driver. The amount in the table is determined based on the incremental cost to Visa of the fuel related to the proportion of time the car was used for non-business trips and also includes the cost of the driver's salary and benefits for the proportion of time the driver was used for non-business trips.

(2) Represents the cost of personal use of the corporate aircraft for Mr. Kelly and the incremental cost of companion travel on business-related flights for Mr. Kelly and Mr. McInerney. As described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Perquisites and Other Personal Benefits*, Mr. Kelly is required to reimburse the Company for personal use of the aircraft for amounts in excess of $200,000 per fiscal year.

(3) The maximum 401k match for calendar year 2022 was $18,300.

(4) Includes contributions made on behalf of certain NEOs under Visa's charitable contribution matching programs, under which personal contributions meeting the guidelines of the program were eligible for Company matching contributions. The total amount of charitable contributions included in the table is $10,000 for Mr. Kelly and $9,500 for Ms. Mahon Tullier. The annual limit for these charitable matching contributions is $10,000 per calendar year. The table also includes the matching contributions Visa made on behalf of the following NEOs for fiscal year 2022 pursuant to its PAC Charitable Matching Program: $5,096 for Mr. Prabhu; $5,000 for Mr. Kelly; $2,083 for Mr. Taneja; and $1,250 for Ms. Mahon Tullier. The annual limit for these contributions is $5,000 per calendar year. Because fiscal year 2022 overlaps two calendar years, contributions matched on behalf of Mr. Prabhu are greater than $5,000 for fiscal year 2022, even though they are within the $5,000 per calendar year limit.

Grants of Plan-Based Awards in Fiscal Year 2022 Table

The following table provides information about non-equity incentive awards and long-term equity-based incentive awards granted during fiscal year 2022 to each of our NEOs. Cash awards are made pursuant to the VIP and equity awards are made pursuant to the 2007 Equity Incentive Compensation Plan. There can be no assurance that the grant date fair value of the equity awards will be realized by our NEOs.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3][4]			All Other Stock Awards: Number of Shares or Stock/ Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[4][5]	Exercise or Base Price of Option Awards ($/ Share)[5]	Grant Date Fair Value of Stock and Option Awards($)[6]
				Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Alfred F. Kelly, Jr.	VIP			3,875,000	7,750,000							
	PS	11/19/21[7]	11/2/21			8,321	16,642	33,284				2,937,479[10]
	PS	11/19/21[8]	11/2/21			8,230	16,460	32,920				2,927,576[10]
	PS	11/19/21[9]	11/2/21			8,837	17,674	35,348				3,592,594[10]
	RSU	11/19/21	11/2/21						26,511			5,324,999
	Option	11/19/21	11/2/21							123,387	200.86	5,325,013
Vasant Prabhu	VIP			2,200,000	4,400,000							
	PS	11/19/21[7]	11/2/21			3,876	7,751	15,502				1,368,129[10]
	PS	11/19/21[8]	11/2/21			4,216	8,431	16,862				1,499,538[10]
	PS	11/19/21[9]	11/2/21			4,356	8,712	17,424				1,770,888[10]
	RSU	11/19/21	11/2/21						13,069			2,625,039
	Option	11/19/21	11/2/21							60,824	200.86	2,624,981
Ryan McInerney	VIP			2,200,000	4,400,000							
	PS	11/19/21[7]	11/2/21			4,788	9,575	19,150				1,690,083[10]
	PS	11/19/21[8]	11/2/21			5,159	10,317	20,634				1,834,982[10]
	PS	11/19/21[9]	11/2/21			5,539	11,077	22,154				2,251,622[10]
	RSU	11/19/21	11/2/21						16,616			3,337,490
	Option	11/19/21	11/2/21							77,334	200.86	3,337,503
Rajat Taneja	VIP			2,200,000	4,400,000							
	PS	11/19/21[7]	11/2/21			4,560	9,119	18,238				1,609,595[10]
	PS	11/19/21[8]	11/2/21			4,898	9,796	19,592				1,742,317[10]
	PS	11/19/21[9]	11/2/21			5,186	10,372	20,744				2,108,316[10]
	RSU	11/19/21	11/2/21						15,558			3,124,980
	Option	11/19/21	11/2/21							72,410	200.86	3,124,998
Kelly Mahon Tullier	VIP			1,487,500	2,975,000							
	PS	11/19/21[7]	11/2/21			1,825	3,649	7,298				644,085[10]
	PS	11/19/21[8]	11/2/21			2,028	4,055	8,110				721,222[10]
	PS	11/19/21[9]	11/2/21			2,925	5,850	11,700				1,189,130[10]
	RSU	11/19/21	11/2/21						8,775			1,762,547
	Option	11/19/21	11/2/21							40,839	200.86	1,762,489

(1) "VIP" refers to cash awards made pursuant to the Visa Inc. Incentive Plan; "PS," "RSU," and "Option" refer to performance shares, restricted stock units, and stock options, respectively, granted under our 2007 Equity Incentive Compensation Plan.

(2) Represents the range of possible cash awards under the VIP. Actual awards are dependent on actual results measured against pre-established performance goals, as described under *Compensation Discussion and Analysis – Fiscal Year 2022 Compensation – Annual Incentive Plan*. There is no threshold level of performance for the VIP in fiscal year 2022. The amounts shown in the "maximum" column are 200% of the target amount, which is the maximum possible award. The actual amounts awarded to our NEOs under the annual incentive plan for fiscal year 2022 are included in the "Non-Equity Incentive Plan Compensation" column of the *Executive Compensation – Summary Compensation Table for Fiscal Year 2022*.

(3) Represents the range of possible awards of performance shares granted in fiscal year 2022. Awards are capped at the maximum of 200% and can be as low as zero.

(4) Equity awards made pursuant to the 2007 Equity Incentive Compensation Plan will vest according to their terms, but may be subject to earlier vesting in full or in part or continued vesting in the event of a termination of a grantee's employment due to death, "disability," "retirement," or termination without "cause," or a termination following a "change of control" of a grantee's employment by us without "cause" or by the grantee for "good reason." The terms disability, retirement, change of control, cause, and good reason are all defined in the applicable award agreement or the 2007 Equity Incentive Compensation Plan.

(5) The stock options approved by the Compensation Committee on November 2, 2021 were granted on November 19, 2021. The exercise price of these stock options was the fair market value of our Class A common stock on the date of grant. The stock options vest in three substantially equal installments beginning on the first anniversary of the date of grant and expire ten years from the date of grant.

(6) Amounts are not an actual dollar amount received by our NEOs in fiscal year 2022, but instead represent the aggregate grant date fair value of the equity awards calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value calculation for the performance shares is discussed in more detail in footnote 10 below.

(7) Consistent with the requirements of FASB ASC Topic 718, the amount represents the third of three portions of the performance share award made on November 19, 2019 for which the grant date fair value was established on November 19, 2021. The shares earned from this award vested on November 30, 2022.

(8) Consistent with the requirements of FASB ASC Topic 718, the amount represents the second third of the performance share award made on November 19, 2020 for which the grant date fair value was established on November 19, 2021. The shares earned from this award are scheduled to vest on November 30, 2023.

(9) Consistent with the requirements of FASB ASC Topic 718, the amount represents the first third of the performance share award made on November 19, 2021 for which the grant date fair value was established on November 19, 2021. The shares earned from this award are scheduled to vest on November 30, 2024.

(10) Represents the value of performance shares based on the probable outcome as of the date of grant. In accordance with FASB ASC Topic 718, this result is based on (i) achieving the target level of EPS; and (ii) a relative TSR result modeled using a Monte Carlo simulation.

Outstanding Equity Awards at 2022 Fiscal Year-End Table

The following table presents information with respect to equity awards made to each of our NEOs that were outstanding on September 30, 2022.

Name	Award Type[1]	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested ($)[4]
			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]			Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]		
Alfred F. Kelly, Jr.	PS	Various[6]							201,040	35,714,756
	RSU	11/19/2021					26,511	4,709,679		
	RSU	11/19/2020					16,460	2,924,119		
	RSU	11/19/2019					8,321	1,478,226		
	Option	11/19/2021	–	123,387	200.8600	11/19/2031				
	Option	11/19/2020	43,235	86,472	207.5700	11/19/2030				
	Option	11/19/2019	103,914	51,957	182.7700	11/19/2029				
	Option	11/19/2018	166,589	–	134.7600	11/19/2028				
	Option	11/19/2017	123,728	–	109.8200	11/19/2027				
	Option	11/19/2016	77,904	–	80.8200	11/19/2026				
Vasant Prabhu	PS	Various[6]							97,654	17,348,233
	RSU	11/19/2021					13,069	2,321,708		
	RSU	11/19/2020					8,431	1,497,767		
	RSU	11/19/2019					3,876	688,571		
	Option	11/19/2021	–	60,824	200.8600	11/19/2031				
	Option	11/19/2020	22,145	44,290	207.5700	11/19/2030				
	Option	11/19/2019	48,398	24,199	182.7700	11/19/2029				
	Option	11/19/2018	62,773	–	134.7600	11/19/2028				
	Option	11/19/2017	111,844	–	109.8200	11/19/2027				
	Option	11/19/2016	99,852	–	80.8200	11/19/2026				
	Option	11/19/2015	53,343	–	80.1500	11/19/2025				
Ryan McInerney	PS	Various[6]							120,872	21,472,911
	RSU	11/19/2021					16,616	2,951,832		
	RSU	11/19/2020					10,318	1,832,993		
	RSU	11/19/2019					4,788	850,588		
	Option	11/19/2021	–	77,334	200.8600	11/19/2031				
	Option	11/19/2020	27,101	54,203	207.5700	11/19/2030				
	Option	11/19/2019	59,786	29,893	182.7700	11/19/2029				
	Option	11/19/2018	70,499	–	134.7600	11/19/2028				
	Option	11/19/2017	125,825	–	109.8200	11/19/2027				
	Option	11/19/2016	103,450	–	80.8200	11/19/2026				
	Option	11/19/2015	97,850	–	80.1500	11/19/2025				
	Option	11/19/2014	58,197	–	62.4650	11/19/2024				

			Option Awards				Stock Awards			
Name	Award Type[1]	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested ($)[4]
Rajat Taneja	PS	Various[6]							114,642	20,366,151
	RSU	11/19/2021					15,558	2,763,879		
	RSU	11/19/2020					9,796	1,740,259		
	RSU	11/19/2019					4,560	810,084		
	Option	11/19/2021	–	72,410	200.8600	11/19/2031				
	Option	11/19/2020	25,730	51,461	207.5700	11/19/2030				
	Option	11/19/2019	56,939	28,470	182.7700	11/19/2029				
	Option	11/19/2018	66,153	–	134.7600	11/19/2028				
	Option	11/19/2017	118,835	–	109.8200	11/19/2027				
	Option	11/19/2016	111,546	–	80.8200	11/19/2026				
	Option	2/4/2014	71,721	–	53.6350	2/4/2024				
Kelly Mahon Tullier	PS	Various[6]							49,806	8,848,036
	RSU	11/19/2021					8,775	1,558,879		
	RSU	11/19/2020					4,055	720,371		
	RSU	11/19/2019					1,824	324,034		
	Option	11/19/2021	–	40,839	200.8600	11/19/2031				
	Option	11/19/2020	10,650	21,302	207.5700	11/19/2030				
	Option	11/19/2019	22,776	11,388	182.7700	11/19/2029				
	Option	11/19/2018	36,698	–	134.7600	11/19/2028				
	Option	11/19/2017	55,922	–	109.8200	11/19/2027				
	Option	11/19/2016	55,413	–	80.8200	11/19/2026				

(1) "PS," "RSU," and "Option" refer to performance shares, restricted stock units, and stock options, respectively, granted under our 2007 Equity Incentive Compensation Plan.

(2) Stock options vest in three substantially equal annual installments beginning on the first anniversary of the date of grant and expire ten years from the date of grant.

(3) Restricted stock units vest annually in three substantially equal installments beginning on the first anniversary of the date of grant.

(4) The value shown is based on the September 30, 2022 per share closing price of our Class A common stock of $177.65.

(5) Represents unearned shares under the performance share awards made on November 19, 2019, November 19, 2020, and November 19, 2021. Based on guidance provided by the SEC, the maximum potential number of shares for each award has been assumed based on the next higher performance measure that exceeds the completed fiscal years over which the performance is measured. The amounts shown for the performance shares awarded on November 19, 2019 include the full award for which the performance period ended on September 30, 2022. Following the fiscal year-end, the actual shares earned from this award were determined to be 113.3% of target. The amounts shown for the performance shares awarded on November 19, 2020 include only shares equal to the two-thirds of the award for which an EPS target has been established. The amounts shown for the performance shares awarded on November 19, 2021 include only shares equal to the one-third of the award for which an EPS target has been established. The table below provides additional detail.

(6) The following table provides additional information as to the number of shares reported for performance shares as of September 30, 2022 in the *Executive Compensation – Outstanding Equity Awards at 2022 Fiscal Year-End Table*.

	Date when the Number of Performance Shares was Established	Date when Conditions for Grant were Established					
		November 19, 2019	November 19, 2020	November 19, 2021	To be Established in Fiscal Year 2023	To be Established in Fiscal Year 2024	Vest Date
Alfred F. Kelly, Jr.	11/19/2019[a]	33,284	33,284	33,284			11/30/2022
	11/19/2020[b]		32,920	32,920	32,922		11/30/2023
	11/19/2021[b]			35,348	35,348	35,348	11/30/2024
	Total		201,040				
Vasant Prabhu	11/19/2019[a]	15,502	15,502	15,502			11/30/2022
	11/19/2020[b]		16,862	16,862	16,862		11/30/2023
	11/19/2021[b]			17,424	17,424	17,428	11/30/2024
	Total		97,654				
Ryan McInerney	11/19/2019[a]	19,150	19,150	19,150			11/30/2022
	11/19/2020[b]		20,634	20,634	20,638		11/30/2023
	11/19/2021[b]			22,154	22,154	22,156	11/30/2024
	Total		120,872				
Rajat Taneja	11/19/2019[a]	18,238	18,238	18,238			11/30/2022
	11/19/2020[b]		19,592	19,592	19,592		11/30/2023
	11/19/2021[b]			20,744	20,744	20,744	11/30/2024
	Total		114,642				
Kelly Mahon Tullier	11/19/2019[a]	7,294	7,294	7,298			11/30/2022
	11/19/2020[b]		8,110	8,110	8,110		11/30/2023
	11/19/2021[b]			11,700	11,700	11,700	11/30/2024
	Total		49,806				

(a) Displayed at maximum possible award (200% of target); following the completion of the performance period, the final result was determined to be 113.3% of target.
(b) Displayed at the maximum number of performance shares subject to the award (200% of target).

Option Exercises and Stock Vested Table for Fiscal Year 2022

The following table provides additional information about the value realized by our NEOs on stock option award exercises, restricted stock units vesting, and performance shares vesting during the fiscal year ended September 30, 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Alfred F. Kelly, Jr.	72,000	8,154,600	97,685	19,121,398
Vasant Prabhu	–	–	38,664	7,577,790
Ryan McInerney	64,173	10,620,043	44,282	8,683,052
Rajat Taneja	–	–	41,676	8,172,642
Kelly Mahon Tullier	–	–	21,724	4,253,425

(1) Amounts reflect the aggregate market value of Class A common stock on the day on which the restricted stock units or performance shares vested.

Pension Benefits Table for Fiscal Year 2022

The following table shows the present value of accumulated benefits payable to our NEOs and the number of years of service credited to each executive under the Visa Retirement Plan and the Visa Excess Retirement Benefit Plan. The value of the benefits is determined using interest rate and mortality rate assumptions consistent with those used in the Company's fiscal year 2022 audited consolidated financial statements.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Vasant Prabhu	Visa Retirement Plan	0.8	37,142	–
Ryan McInerney	Visa Retirement Plan	2.5	101,165	–
	Visa Excess Retirement Benefit Plan	2.5	–	–
Rajat Taneja	Visa Retirement Plan	2.1	53,895	–
	Visa Excess Retirement Benefit Plan	2.1	–	–
Kelly Mahon Tullier	Visa Retirement Plan	1.5	47,201	–
	Visa Excess Retirement Benefit Plan	1.5	–	–

Employer credits under the Visa Retirement Plan were discontinued effective December 31, 2015. Benefit accruals under the Visa Excess Retirement Benefit Plan were discontinued effective February 1, 2014. Each of the executives except Mr. Kelly is fully vested under the Visa Retirement Plan. Mr. Kelly is not an eligible participant in the Visa Retirement Plan or the Visa Excess Retirement Benefit Plan.

Visa Retirement Plan

Under the Visa Retirement Plan, certain U.S.-based employees, including our NEOs, other than Mr. Kelly, generally earn the right to receive certain benefits:

- upon retirement at the normal retirement age of 65;

- upon early retirement at or after age 55 (or at or after age 50 if hired prior to October 1, 2002) and having completed at least ten years of service with us; or

- upon an earlier termination of employment, but solely if the employee is vested at that time.

Prior to January 1, 2011, retirement benefits were calculated as the product of 1.25% times the employee's years of service multiplied by the employee's monthly final average earnings for the last 60 consecutive months before retirement (or, for employees hired prior to October 1, 2002, the product of 46.25% times the employee's years of service divided by 25 years, multiplied by the employee's monthly final average earnings for the 36 highest consecutive months in the last 60 months before retirement). Eligible earnings include salary, overtime, shift differentials, special and merit awards, and short-term cash incentive awards.

If an employee retires early, that is, between the ages of 55 and 64 (or between the ages of 50 and 61 if hired prior to October 1, 2002), and has completed at least ten years of service with the Company, the amount of that employee's benefits is reduced for each complete year that the employee begins receiving early retirement benefits before the age of 65 (or before the age of 62 if hired prior to October 1, 2002). If an employee retires prior to becoming eligible for early or normal retirement, the amount of his or her benefits is actuarially reduced and is generally not as large as if the employee had continued employment until his or her early or normal retirement date.

The Visa Retirement Plan began transitioning to cash balance benefits effective January 1, 2008 and completed the transition effective January 1, 2011. The change to a cash balance benefit formula took effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the applicable Visa Retirement Plan benefit formula described above was grandfathered for a three-year period, and grandfathered employees continued to accrue benefits under that benefit formula. Their accrued benefits at December 31, 2010 (the last day of the grandfathered period) or the date they terminated employment, if earlier, were preserved. Because we completed the conversion to a cash balance plan formula beginning on January 1, 2011, all benefit accruals from that date until December 31, 2015 were under the cash balance benefit formula.

Prior to January 1, 2016, under the cash balance plan formula, 6% of an employee's eligible monthly pay was credited each month to the employee's notional cash balance account, along with interest each month on the account balance at an annualized rate equal to the 30-year U.S. Treasury Bond average annual interest rate for November of the previous calendar year. The employer-provided credits described above ceased after December 31, 2015 and the Visa Retirement Plan had no new participants after that date. Interest credits continue to be provided on balances existing at the time of this freeze. Accrued benefits under the Visa Retirement Plan become fully vested and nonforfeitable after three years of service.

Visa Excess Retirement Benefit Plan

Prior to February 1, 2014, we also provided for benefit accruals under an excess retirement benefit plan. To the extent that an employee's annual retirement income benefit under the Visa Retirement Plan exceeds the limitations imposed by the Internal Revenue Code, such excess benefit is paid from our non-qualified, unfunded, noncontributory Visa Excess Retirement Benefit Plan. The vesting provisions of, and formula used to calculate the benefit payable pursuant to, the Visa Excess Retirement Benefit Plan are generally the same as those of the Visa

Retirement Plan described above, except that benefits are calculated without regard to the Internal Revenue Code tax-qualified plan limits and then offset for benefits paid under the qualified plan. Effective February 1, 2014, we discontinued benefit accruals under the Visa Excess Retirement Benefit Plan.

Non-qualified Deferred Compensation for Fiscal Year 2022

Visa Deferred Compensation Plan

Under the terms of the Visa Deferred Compensation Plan, eligible participants are able to defer up to 100% of their cash incentive awards if they submit a qualified deferral election. Benefits under the Visa Deferred Compensation Plan will be paid based on one of the following three distribution dates or events previously elected by the participant: (i) immediately upon, or up to five years following, retirement; (ii) immediately upon, or in the January following, termination; or (iii) if specifically elected by the participant, in January in a specified year while actively employed. However, upon a showing of financial hardship and receipt of approval from the plan administrator, a plan participant may be allowed to access funds in his or her deferred compensation account earlier than his or her existing distribution election(s). Benefits can be received either as a lump sum payment or in annual installments, except in the case of pre-retirement termination, in which case the participant must receive the benefit in a lump sum. Participants are always fully vested in their deferrals under the Visa Deferred Compensation Plan. Upon termination of the Visa Deferred Compensation Plan within 12 months of a "change of control," participants' benefits under the Visa Deferred Compensation Plan will be paid immediately in a lump sum.

Visa Directors Deferred Compensation

Under the terms of the Visa Directors Deferred Compensation Plan, non-employee directors are able to defer up to 100% of their fees payable in cash if they submit a qualified deferral election. Unless a participant's separation from service constitutes his or her "retirement," the participant's benefits under the Visa Directors Deferred Compensation Plan will be paid in a lump sum in cash, as previously elected by the participant, either (i) within 90 days following the date of the separation from service, or (ii) on the next January 1 following the separation from service. Participants are always fully vested in their deferrals under the Visa Directors Deferred Compensation Plan. Upon termination of the Visa Director Deferred Compensation Plan within 12 months of a "change of control," participants' benefits under the Visa Director Deferred Compensation Plan will be paid immediately in a lump sum. Further, under the terms of the restricted stock unit award agreements applicable to directors, provided they submit a qualified deferral election, directors are eligible to defer settlement of the restricted stock units they receive for service on the Board until the later of (i) the first anniversary of the grant date or (ii) a date or dates during their service or following their separation from service, subject to earlier settlement upon the participant's death or following a change in control.

Visa 401k Plan and Visa Excess 401k Plan

The Visa 401k Plan is a tax-qualified 401(k) retirement savings plan pursuant to which all of our U.S.-based employees, including our NEOs, are able to contribute up to 50%, or 13% for highly compensated employees, of their salary up to the limit prescribed by the Internal Revenue Code to the Visa 401k Plan on a pre-tax basis. Employees also have the option of contributing on an after-tax basis up to 50%, or 13% for highly compensated employees, of salary or a combination of pre-tax and after-tax contributions that do not exceed 50%, or 13% for highly compensated employees, of salary. All contributions are subject to the Internal Revenue Code limits. If an employee reaches the statutory pre-tax contribution limit during the calendar year, an employee may continue to make contributions to the Visa 401k Plan on an after-tax basis, subject to any applicable statutory limits.

During fiscal year 2022, we contributed a matching amount equal to 200% of the first 3% of salary that was contributed by senior executives, including NEOs, to the Visa 401k Plan. All other employees were eligible for a matching amount equal to 200% of the first 5% of salary contributed to the Visa 401k Plan. Starting January 1, 2023, the matching amount for senior executives, including NEOs, will be equal to 200% of the first 5% of salary contributed. This change reduces administration, promotes consistency between plan participants, and provides our executive leadership with the same matching percentage that was already provided to other participants. All employee and matching contributions to the Visa 401k Plan are fully vested upon contribution.

Prior to February 1, 2014, we also provided for a contribution in an excess 401k plan. Because the Internal Revenue Code limits the maximum amount a company and an employee can contribute to an employee's 401(k) plan account each year, we continued to provide the matching contribution, after the applicable Internal Revenue Code limits are reached, to the Visa Excess 401k Plan, which is a non-qualified noncontributory retirement savings plan. Employees are eligible to participate in the Visa Excess 401k Plan if their salaries are greater than the Internal Revenue Code pay cap or if the total of their contributions and our matching contributions to the Visa 401k Plan exceed the Internal Revenue Code benefit limit. The features of the Visa Excess 401k Plan are generally the same as under the Visa 401k Plan, except that benefits cannot be rolled over to an IRA or another employer's qualified plan. Effective February 1, 2014, we discontinued any future contributions to the Visa Excess 401k Plan.

The following table provides information about each of our NEO's contributions, earnings, distributions, and balances under the Visa Deferred Compensation Plan, the Visa Excess 401k Plan, the Director Deferred Compensation Plan, and the 2007 Equity Incentive Compensation Plan in fiscal year 2022.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last Fiscal Year-End ($)[4]
Alfred F. Kelly, Jr.	Excess 401k Plan	–	–	–	–
	Deferred Compensation Plan	1,280,000[1]	-1,414,153	–	4,392,780
	2007 Equity Incentive Compensation Plan	–	-116,898[5]	224,171	444,125
	Director Deferred Compensation Plan	–	992	58,638	148,068
Vasant Prabhu	Excess 401k Plan	–	–	–	–
	Deferred Compensation Plan	–	–	–	–
Ryan McInerney	Excess 401k Plan	–	-4,303	–	21,216
	Deferred Compensation Plan	–	–	–	–
Rajat Taneja	Excess 401k Plan	–	–	–	–
	Deferred Compensation Plan	3,521,100[1]	-2,400,561	2,572,100	8,893,623
Kelly Mahon Tullier	Excess 401k Plan	–	–	–	–
	Deferred Compensation Plan	1,881,000[1]	-1,157,614	–	4,129,397

(1) These amounts were previously reported in the Summary Compensation Table for fiscal year 2021.
(2) The aggregate earnings were not included in the Summary Compensation Table for fiscal year 2022 as they do not represent above-market or preferential earnings.
(3) Amounts in this column for Mr. Kelly that correspond to the 2007 Equity Incentive Compensation Plan include the value of shares delivered upon settlement of restricted stock units that Mr. Kelly received for his service as a non-employee director of the Company and include the value of dividend equivalents paid quarterly on the deferred restricted stock units. The restricted stock units were fully vested, but settlement was deferred until January 15, 2022. Such amounts reflect the aggregate market value of Class A common stock on January 15, 2022, the day on which the shares subject to the restricted stock units were delivered. Amounts in this column for Mr. Kelly that correspond to the Director Deferred

Compensation Plan include deferred director fees paid in cash. Amounts in this column for Mr. Taneja correspond to cash incentive compensation deferrals under the Deferred Compensation Plan.

(4) Amounts in this column include values reported in the Summary Compensation Table when earned if that officer's compensation was required to be disclosed in a previous year as follows: Mr. Kelly: $2,989,125; Mr. McInerney: $10,951; and Mr. Taneja: $5,110,800. This column also includes the value of restricted stock units Mr. Kelly was granted on November 19, 2014 and November 19, 2015 for his service as a non-employee director of the Company, as disclosed in the proxy statements filed with the SEC on December 11, 2015 and December 8, 2016, respectively, under *Compensation of Non-Employee Directors – Equity Compensation*. The restricted stock units are fully vested, but settlement of the shares has been deferred. The shares subject to the award granted on November 19, 2014 are scheduled to be settled in five annual installments, and the third of such five installments occurred on January 15, 2022. The shares subject to the award granted on November 19, 2015 are scheduled to be settled in five annual installments, and the second of such five installments occurred January 15, 2022. The reported value is based on the September 30, 2022 per share closing price of our Class A common stock of $177.65.

(5) Represents the change in market value of the shares of our Class A common stock underlying the deferred restricted stock units held by Mr. Kelly as of September 30, 2022, calculated as the difference between (a) the per share closing price of our Class A common stock on September 30, 2021 and (b) the per share closing price of our Class A common stock on September 30, 2022. Also represents the change in market value of the shares of our Class A common stock that settled on January 15, 2022, calculated as the difference between (c) the per share closing price of our Class A common stock on September 30, 2021 and (d) the per share closing price of our Class A common stock on January 15, 2022. Includes additional earnings in the form of dividend equivalents, which are paid quarterly on deferred restricted stock units.

The following table shows the funds available under the Visa Deferred Compensation Plan, the Visa Director Deferred Compensation Plan, and the Excess 401k Plan and their annual rate of return for fiscal year 2022, as reported by the administrator of the plans.

Name of Fund	Rate of Return (%)
DFA U.S. Small Cap Portfolio Institutional Class	-15.66%
Dodge & Cox Income[1]	-13.62%
Dodge & Cox International Stock	-17.71%
Fidelity Balanced Fund – Class K	-16.86%
PIMCO Total Return Fund – Institutional Class[2]	-15.65%
Fidelity 500 Index Fund – Institutional Premium Class	-15.49%
T. Rowe Price Institutional Large Cap Growth Fund	-31.08%
Vanguard Extended Market Index Fund – Institutional Plus Shares	-29.54%
Vanguard Federal Money Market Fund	0.67%
Vanguard Total Bond Market Index Fund – Institutional Shares	-14.65%
Vanguard Total Stock Market Index Fund – Institutional Shares	-18.01%
Vanguard Total International Stock Index Fund – Institutional Plus Shares	-25.20%
Vanguard Value Index Fund – Institutional Shares[1]	-6.63%

(1) This fund is not available under the Visa Deferred Compensation Plan or the Director Deferred Compensation Plan.
(2) This fund is not available under the Visa Excess 401k Plan.

Potential Payments upon Termination or Change of Control

Executive Severance Plan

We believe that it is appropriate to provide severance pay to an executive officer whose employment is involuntarily terminated by us without "cause" or whose employment is voluntarily terminated by the executive for "good reason" within two years following a change of control (each as defined in the Visa Inc. Executive Severance Plan). These severance benefits are intended to secure the continued services of executive officers, provide them with certain benefits in the event of a covered termination, and encourage their continued dedication to their duties notwithstanding the possibility or occurrence of a change in control. We believe the level of severance provided by our Executive Severance Plan is reasonable, responsible in value, consistent with the practices of our compensation peer group, and necessary to attract and retain key high-performing employees.

Our NEOs are participants in the Executive Severance Plan, which provides for a capped, lump sum severance upon a qualifying termination of two times the sum of the executive's base salary and target annual incentive award, and a prorated bonus for any partial performance period under the annual incentive plan, along with continued health benefits for two years post-termination. These benefits are subject to the NEO's timely execution and non-revocation of a waiver and release of claims. For purposes of the plan, a qualifying termination is limited to an involuntary termination by us without cause at any time or a resignation by the participant for good reason within two years following a change of control. Executive Severance Plan participants are required to comply with certain restrictive covenants, including obligations to uphold confidentiality and to abstain from soliciting Visa's employees, customers, and clients for eighteen months following a qualifying termination of the participant's employment. Participants are also generally bound by the confidentiality, intellectual property, and non-solicitation provisions of any Confidential Information and Property Agreement, Proprietary Information Agreement, and/or any similar agreement previously executed by the applicable participant and the confidentiality provisions under Visa's Code of Business Conduct and Ethics. The Executive Severance Plan does not provide for any gross-ups for excise taxes imposed as a result of severance or other payments deemed made in connection with a change of control.

Equity Incentive Awards

Pursuant to the terms of certain award agreements under the 2007 Equity Incentive Compensation Plan, if the employment of an NEO is involuntarily terminated by Visa without "cause" or voluntarily terminated by the NEO for "good reason" within two years following a change of control (as such terms are defined in the 2007 Equity Incentive Compensation Plan or applicable award agreement), then the unvested portion of any such equity incentive award will become fully vested (and at target levels, with respect to performance shares). There are no "single-trigger" payments available to NEOs upon a change of control. Under the terms of the equity incentive awards granted since November 19, 2021, if an NEO is involuntarily terminated by Visa without cause, the awards are paid on a pro-rated basis measured from the date of grant to the date of termination. Similar to the cash benefits described under *Executive Compensation – Potential Payments upon Termination or Change of Control – Executive Severance Plan* above, these equity award terms are reasonable, consistent with the practices of our compensation peer group, and necessary to attract and retain key high-performing employees.

Quantification of Termination Payments and Benefits

The following tables reflect the amount of compensation that would be paid to each of our NEOs in the event of a termination of the individual's employment under various scenarios. The amounts shown assume that such termination was effective as of September 30, 2022 and include estimates of the amounts that would be paid to each NEO upon such individual's termination. All equity values reported in the following tables are based on the closing price of our Class A common stock on the NYSE as of September 30, 2022. No value is displayed for unvested options in the following tables because the exercise price of each unvested stock option exceeded the closing price of our Class A common stock on the NYSE on September 30, 2022. The "Health and Welfare

Benefits" reflect the estimated value of benefits payable for 24 months upon disability and for 6 months upon death. The tables only include additional benefits that result from the termination and do not include any amounts or benefits earned, vested, accrued, or owing under any plan for any other reason. Please see the *Executive Compensation – Grants of Plan-Based Awards in Fiscal Year 2022 Table,* the *Pension Benefits Table for Fiscal Year 2022,* and the section entitled *Non-qualified Deferred Compensation for Fiscal Year 2022* for additional information. Payments that would be made over a period of time have been estimated as the lump sum present value using 120% of the applicable federal rate. The actual amounts to be paid can only be determined at the time of such NEO's separation from Visa.

Termination Payments and Benefits for Alfred F. Kelly, Jr.

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Retirement[3] ($)	Disability ($)	Death ($)
Health and Welfare Benefits	55,763	55,763	–	55,492	14,137
Cash Severance	10,850,000	10,850,000	–	–	–
Pro-rata Incentive for Fiscal Year 2022	6,200,000	3,875,000	–	3,875,000	3,875,000
Unvested Restricted Stock Units	9,112,024	9,112,024	9,112,024	9,112,024	9,112,024
Unvested Options	–	–	–	–	–
Unvested Performance Shares	27,061,247[1]	27,061,247[2]	27,061,247[1]	27,061,247[1]	27,061,247[1]
Total	53,279,034	50,954,034	36,173,271	40,103,763	40,062,408

(1) Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.
(2) Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.
(3) Mr. Kelly meets the conditions for "retirement" contained in certain of his equity award agreements and as a result, the unvested portions of these grants would fully vest or continue to vest upon his termination of employment.

Termination Payments and Benefits for Vasant Prabhu

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Retirement[3] ($)	Disability ($)	Death ($)
Health and Welfare Benefits	67,331	67,331	–	67,005	17,063
Cash Severance	6,600,000	6,600,000	–	–	–
Pro-rata Incentive for Fiscal Year 2022	3,520,000	2,200,000	–	2,200,000	2,200,000
Unvested Restricted Stock Units	4,508,046	4,508,046	4,508,046	4,508,046	4,508,046
Unvested Options	–	–	–	–	–
Unvested Performance Shares	13,267,613[1]	13,267,613[2]	13,267,613[1]	13,267,613[1]	13,267,613[1]
Total	27,962,990	26,642,990	17,775,659	20,042,664	19,992,722

(1) Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.
(2) Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.
(3) Mr. Prabhu meets the conditions for "retirement" contained in certain of his equity award agreements and as a result, the unvested portions of these grants would fully vest or continue to vest upon his termination of employment.

Termination Payments and Benefits for Ryan McInerney

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Disability ($)	Death ($)
Health and Welfare Benefits	68,260	68,260	67,929	17,301
Cash Severance	6,600,000	6,600,000	–	–
Pro-rata incentive for fiscal year 2022	3,520,000	2,200,000	2,200,000	2,200,000
Unvested Restricted Stock Units	851,121	5,635,413	5,635,413	5,635,413
Unvested Options	–	–	–	–
Unvested Performance Shares	1,966,093	16,505,462[1]	10,734,956[2]	10,734,956[2]
Total	13,005,474	31,009,135	18,638,298	18,587,670

(1) Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.
(2) Includes the target number of shares, prorated for the portion of the performance period completed. In the event of a termination due to death or disability, the actual amount earned for these grants will be determined following the completion of the performance period and a prorated number of the final shares earned will vest.

Termination Payments and Benefits for Rajat Taneja

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Retirement[3] ($)	Disability ($)	Death ($)
Health and Welfare Benefits	34,497	34,497	–	34,330	8,739
Cash Severance	6,600,000	6,600,000	–	–	–
Pro-rata Incentive for Fiscal Year 2022	3,520,000	2,200,000	–	2,200,000	2,200,000
Unvested Restricted Stock Units	5,314,222	5,314,222	5,314,222	5,314,222	5,314,222
Unvested Options	–	–	–	–	–
Unvested Performance Shares	15,608,507[1]	15,608,507[2]	15,608,507[1]	15,608,507[1]	15,608,507[1]
Total	31,077,226	29,757,226	20,922,729	23,157,059	23,131,468

(1) Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.
(2) Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.
(3) Mr. Taneja meets the conditions for "retirement" contained in certain of his equity award agreements and as a result, the unvested portions of these grants would fully vest or continue to vest upon his termination of employment.

Termination Payments and Benefits for Kelly Mahon Tullier

Incremental Benefits Due to Termination Event	Involuntary Not for Cause Termination ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Retirement[3] ($)	Disability ($)	Death ($)
Health and Welfare Benefits	55,763	55,763	–	55,492	14,137
Cash Severance	4,675,000	4,675,000	–	–	–
Pro-rata Incentive for Fiscal Year 2022	2,380,000	1,487,500	–	1,487,500	1,487,500
Unvested Restricted Stock Units	2,603,283	2,603,283	2,603,283	2,603,283	2,603,283
Unvested Options	–	–	–	–	–
Unvested Performance Shares	7,222,894[1]	7,222,894[2]	7,222,894[1]	7,222,894[1]	7,222,894[1]
Total	16,936,940	16,044,440	9,826,177	11,369,169	11,327,814

(1) Includes the target number of shares for grants that have not completed their performance period. The actual amount due for these grants will be determined following the completion of the performance period.
(2) Includes the target number of shares for grants that have not completed their performance period. In the event of an Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change of Control, the target number of shares will vest.
(3) Ms. Mahon Tullier meets the conditions for "retirement" contained in certain of her equity award agreements and as a result, the unvested portions of these grants would fully vest or continue to vest upon her termination of employment.

CEO PAY RATIO

The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K of the Securities Act of 1933, as amended.

For our last completed fiscal year ended September 30, 2022, the ratio of the median of the annual total compensation of our employees, excluding our CEO, to the annual total compensation of our CEO is set forth in the table below:

Annual total compensation of our CEO (A)	$28,103,602
Annual total compensation of the employee with the median compensation of our employees (excluding our CEO) (B)	$ 152,395
Ratio of (A) to (B)	184:1

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the median employee, the methodology and the material assumptions, adjustments, and estimates used were as follows (which may differ from those used, and may therefore not be comparable to ratios reported by, other companies):

Median Employee

As we disclosed in our 2021 proxy statement, we identified our median employee from our worldwide employee population, including both part-time and full-time employees other than our CEO, as of September 30, 2021. Given the worldwide geographical distribution of our employee population, we use a variety of pay elements to structure the compensation arrangements of our employees. A significant number of our employees around the world participate in our annual cash bonus and equity incentive award plans. Consequently, to identify the median employee, we selected base salary or wages plus overtime pay, annual cash bonus plan payments, and equity award grant values as the most appropriate measure of compensation. We measured compensation for our employees using the 12-month fiscal period ending September 30, 2021. We selected September 30, 2021 as our measurement date, which was the last day of our 2021 fiscal year, because it provided the most accurate information regarding compensation for such fiscal year. In making this determination, we did not make any cost-of-living adjustments. Although there were no changes in our employee population or our employee compensation arrangements that we believe would significantly impact our pay ratio disclosure, a significant change in the circumstances of the median employee identified in 2021 occurred. As a result, for 2022, we selected a new median employee whose compensation was substantially similar to the median employee used for 2021 based on the same compensation measure we used to select the 2021 median employee.

Annual Total Compensation

To determine the annual total compensation of the median employee, we identified and calculated the elements of the employee's compensation for 2022 in accordance with the requirements of Item 402I(2)(x) of Regulation S-K. For our CEO, we used the amount reported in the "Total" column of our *Executive Compensation – Summary Compensation Table for Fiscal Year 2022* included in this proxy statement.

EQUITY COMPENSATION PLAN INFORMATION

The table below presents information as of September 30, 2022, for the 2007 Equity Incentive Compensation Plan and the Visa Inc. Employee Stock Purchase Plan, which were approved by our stockholders. We do not have any equity compensation plans that have not been approved by our stockholders. For a description of the awards issued under the 2007 Equity Incentive Compensation Plan and the Visa Inc. Employee Stock Purchase Plan, see *Note 17 – Share-based Compensation* to our fiscal year 2022 audited consolidated financial statements, which are included in our Annual Report on Form 10-K.

Plan Category	Number Of Shares of Class A Common Stock Issuable Upon Exercise of Outstanding Options And Rights (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Shares of Class A Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected In Column (a)) (c)
	(in millions, except weighted-average exercise price)		
Equity compensation plans approved by stockholders	13[1]	$145.92[2]	108[3]

(1) As of September 30, 2022, the maximum number of shares issuable consisted of 6 million outstanding stock options, 6 million outstanding restricted stock units, and 1 million outstanding performance shares under the 2007 Equity Incentive Compensation Plan and less than 1 million outstanding purchase rights under the Visa Inc. Employee Stock Purchase Plan.

(2) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding restricted stock units and performance shares, which have no exercise price. Additionally, it excludes the weighted-average exercise price of the outstanding purchase rights under the Visa Inc. Employee Stock Purchase Plan, as the exercise price is based on the future stock price, net of discount, at the end of each monthly purchase over the offering period.

(3) As of September 30, 2022, 94 million shares and 14 million shares remain available for issuance under the 2007 Equity Incentive Compensation Plan and the Visa Inc. Employee Stock Purchase Plan, respectively.

PROPOSAL 2 – APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS

We are asking our Class A common stockholders to approve, on an advisory basis, the compensation of our NEOs as described in this proxy statement, including the section entitled *Compensation Discussion and Analysis,* the compensation tables, and the related narrative discussion. This proposal, commonly known as a "Say-on-Pay" proposal, gives our Class A common stockholders the opportunity to express their views on our NEOs' compensation.

As described in detail under *Compensation Discussion and Analysis* above, our executive compensation programs are designed to attract, motivate, and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of specific annual, long-term, and strategic performance goals and the realization of increased value to stakeholders. Please read the *Compensation Discussion and Analysis* section of this proxy statement for additional details about our executive compensation programs, including information about the fiscal year 2022 compensation of our NEOs.

The Say-on-Pay vote is advisory, and therefore not binding on the Company, the Compensation Committee, or our Board. However, our Board and the Compensation Committee value the views of our stockholders and will carefully review and consider the voting results for this proposal when evaluating our executive compensation programs. We currently conduct annual advisory votes to approve the compensation of our NEOs, and we expect to conduct the next advisory Say-on-Pay vote at our 2023 annual meeting of stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 3 – ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act provide stockholders the opportunity to indicate how frequently the Company should hold future advisory votes to approve the compensation of our NEOs. Stockholders may indicate whether they would prefer to have future advisory votes to approve executive compensation every year, every two years, every three years, or abstain from voting on this proposal.

After careful consideration, the Board recommends that future advisory votes to approve compensation of our NEOs be held annually. Our Board believes that holding a vote every year is the most appropriate option because (i) it would enable our stockholders to provide us with input regarding the compensation of our NEOs on a timely basis; and (ii) it is consistent with our practice of engaging with our stockholders, and obtaining their input, on our corporate governance matters and our executive compensation philosophy, policies, and practices.

Stockholders are not voting to approve or disapprove the Board's recommendation. Instead, stockholders may indicate their preference regarding the frequency of future advisory votes to approve the compensation of our NEOs by selecting one year, two years, or three years. For the reasons discussed above, we are asking our stockholders to vote for an advisory vote to approve the compensation for our NEOs every one year.

The frequency with which future advisory votes to approve the compensation of our NEOs are held is advisory, and therefore not binding. Although the vote is non-binding, the Compensation Committee and the Board value your opinion and will consider the outcome of the vote in establishing the frequency with which the advisory vote to approve the compensation of our NEOs will be held in the future.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE, ON AN ADVISORY BASIS, TO HOLD FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION EVERY "ONE YEAR".

PROPOSAL 4 – RATIFICATION OF THE APPOINTMENT OF KPMG LLP

The Audit and Risk Committee is responsible for the appointment, compensation, retention, and oversight of the independent public accounting firm retained to audit the Company's financial statements. The Audit and Risk Committee has appointed KPMG LLP as our independent registered public accounting firm to audit the financial statements of Visa Inc. and its subsidiaries for the fiscal year ending September 30, 2023. KPMG has been our independent auditor since our initial public offering in 2008, and KPMG audited our financial statements for fiscal year 2022. The Audit and Risk Committee also periodically considers whether there should be a rotation of independent registered public accounting firms because the Audit and Risk Committee believes it is important for the registered public accounting firm to maintain independence and objectivity. In determining whether to reappoint KPMG, the Audit and Risk Committee considered several factors, including:

- the length of time KPMG has been engaged;
- KPMG's independence and objectivity;
- KPMG's capability and expertise in handling the complexity of Visa's global operations in our industry;
- historical and recent performance, including the extent and quality of KPMG's communications with the Audit and Risk Committee, and feedback from management regarding KPMG's overall performance;
- recent PCAOB inspection reports on the firm; and
- the appropriateness of KPMG's fees, both on an absolute basis and as compared with its peers.

The Audit and Risk Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of the Company and our stockholders, and we are asking our stockholders to ratify the selection of KPMG as our independent registered public accounting firm for fiscal year 2023. Although ratification is not required, the Board is submitting a proposal to ratify KPMG's appointment to our stockholders because we value our stockholders' views and as a matter of good corporate practice. In the event that our stockholders fail to ratify KPMG as the Company's independent registered public accounting firm, it will be considered a recommendation to the Audit and Risk Committee to consider the selection of a different firm. Even if the appointment is ratified, the Audit and Risk Committee may in its discretion select a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of the Company and our stockholders.

A representative of KPMG will be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2023.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The following table sets forth the aggregate fees billed to the Company by KPMG for fiscal years 2022 and 2021 (in thousands):

Services Provided	Fiscal Year 2022	Fiscal Year 2021
Audit fees[1]	$11,666	$10,155
Audit-related fees[2]	$ 1,727	$ 1,857
Tax fees[3]	$ 114	$ 119
All other fees[4]	$ 8	$ 23
Total	$13,515	$12,154

(1) Represents aggregate fees for professional services rendered in connection with annual financial statement audits, audits of our internal control over financial reporting, preparation of comfort letters and consents related to SEC registration statements, quarterly review of financial statements, and for services related to local statutory audits.
(2) Represents aggregate fees for assurance and audit-related services (but not included in the audit fees set forth above). The assurance and audit-related services include employee benefit plan audits, review of internal controls for selected information systems and business units (Statement on Standards for Attestation Engagement No. 18 and International Standard on Assurance Engagement No. 3402 audits), services related to consultations on financial accounting and reporting standards.
(3) Represents aggregate fees for tax services in connection with the preparation of tax returns, other tax compliance services, tax planning services, and expatriate personal tax return preparation service for a person who is not in a financial reporting oversight role.
(4) Represents fees for eXtensible Business Reporting Language services, attestation, and subscription fees for an accounting research tool.

Consistent with SEC and PCAOB requirements regarding auditor independence, the Audit and Risk Committee has responsibility for appointing, setting the compensation for, and overseeing the work of our independent registered public accounting firm. In accordance with its charter and the Audit and Risk Committee's Pre-Approval Policy, the Audit and Risk Committee is required to pre-approve all audit and internal control-related services, audit-related services, and permissible non-audit services, including the terms thereof, to be performed for us by our independent registered public accounting firm. During fiscal year 2022, all services KPMG provided to the Company were pre-approved by the Audit and Risk Committee in accordance with applicable SEC regulations and the Pre-Approval Policy, and the Audit and Risk Committee reviewed and discussed the documentation KPMG supplied to it as to tax services and the potential effect of the provision thereof on KPMG's independence.

To further help with the independence of our independent registered public accounting firm, we have adopted policies and procedures relating to the engagement of our independent registered public accounting firm and the hiring of employees or former employees of the independent registered public accounting firm.

PROPOSAL 5 – STOCKHOLDER PROPOSAL REQUESTING AN INDEPENDENT BOARD CHAIR POLICY

National Legal and Policy Center, whose address is 107 Park Washington Court, Falls Church, Virginia 22046, has requested that the following proposal be included in this proxy statement and has indicated that it intends to bring such proposal before the Annual Meeting. National Legal and Policy Center has submitted documentation indicating that it is the beneficial owner of at least 106 shares of our Class A common stock and has advised Visa that it intends to continue to hold the requisite amount of shares through the date of the Annual Meeting. National Legal and Policy Center's proposal and its related supporting statement are followed by a recommendation from the Board of Directors. The Board of Directors disclaims any responsibility for the content of the proposal and the statement in support of the proposal, which are presented in the form received from the stockholder.

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require hereafter that the Chair of the Board of Directors be an independent member of the Board, consistent with applicable law and existing contracts. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time.

SUPPORTING STATEMENT:

The Chief Executive Officer of Visa Inc. is also Board Chairman. We believe these roles – each with separate, different responsibilities that are critical to the health of a successful corporation – are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

- According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."

- A 2014 report from Deloitte (https://bit.ly/3vQGqe1) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."

- A pair of business law professors wrote for *Harvard Business Review* (https://bit.ly/3xvcIOA) in March 2020 that "letting the CEO chair the board can compromise board discussion quality, weakening the corporation's risk management ability... Splitting the CEO and board chair jobs between two people can help strengthen the quality of questions the corporation asks itself. When those questions remain weak, the organization is less likely to develop strategies that mitigate risk."

- Proxy adviser Glass Lewis advised (https://bit.ly/3xwuJwa) in 2021, "the presence of an independent chair fosters the creation of a thoughtful and dynamic board not dominated by the views of senior management. Further, we believe that the separation of these two key roles eliminates the conflict of interest that inevitably occurs when a CEO is responsible for self-oversight."

Statement of the Board of Directors in Opposition to Proposal 5

The Board of Directors recommends that stockholders vote AGAINST this proposal, for the following reasons:

- We believe flexibility in Board leadership structure is more suitable for the Company than the rigid and prescriptive approach set forth in the Stockholder Proposal.

- We believe Visa's current Board leadership structure, which includes a strong Lead Independent Director, best serves the Company and our stockholders.

- Visa's strong corporate governance practices provide effective, independent Board oversight.

We believe flexibility in Board leadership structure is more suitable for the Company than the rigid and prescriptive approach set forth in the Stockholder Proposal. Visa's directors have a fiduciary duty to routinely evaluate and determine the most appropriate Board leadership structure for the Company and our stockholders in light of the needs of the Board and the Company at any given time. Accordingly, as discussed under *Corporate Governance – Board Leadership Structure*, Visa's governing documents provide the Board with the flexibility to determine the optimal leadership structure for the Company, including, when appropriate, separating the positions of Chairman of the Board and Chief Executive Officer as will occur when Ryan McInerney succeeds Al Kelly as Visa's next Chief Executive Officer, effective February 1, 2023. We believe that the Company and our stockholders benefit from this flexibility, and that the Board is best positioned to make this determination given our directors' knowledge of the Company's leadership team, strategic goals, opportunities, and challenges. We believe that it is in the best interests of Visa and our stockholders for the Board to continue to determine the most effective leadership structure for Visa on a case-by-case basis, rather than take a rigid approach to Board leadership, as requested by the stockholder proposal.

We believe Visa's Board leadership structure, which includes a strong Lead Independent Director, best serves the Company and our stockholders. Our current Board leadership structure includes Al Kelly serving as Chairman and Chief Executive Officer, with John Lundgren serving as Lead Independent Director. Overall, directors view the Board and Committees as effective and feel the Board leadership structure works well for the Company. As discussed in more detail under *Corporate Governance – Board Leadership Structure*, the Board believes that at this time, this current structure is in the best interests of the Company and our stockholders as this structure allows Mr. Kelly to effectively manage the business, execute on our strategic priorities, and lead the Board, while empowering Mr. Lundgren to provide independent Board leadership and oversight with the robust, well-defined leadership powers and responsibilities described below. The Board believes that Mr. Kelly's inclusive leadership style and decades of payments expertise make him uniquely qualified to lead discussions of the Board; foster an important unity of leadership between the Board and management; and promote alignment of the Company's strategy with its operational execution.

Our Lead Independent Director, elected by the independent directors of the Board, has specifically enumerated powers and responsibilities, providing what the Board believes are the same leadership, oversight, and benefits to the Company and Board that would be provided by an independent chairman. These powers and responsibilities include:

- calling, setting the agenda for, and chairing periodic executive sessions and meetings of the independent directors;

- chairing Board meetings in the absence of the Chairperson of the Board or when it is deemed appropriate arising from the Chairperson's management role or non-independence;

- providing feedback to the Chairperson and Chief Executive Officer on corporate and Board policies and strategies and acting as a liaison between the Board and the Chief Executive Officer;

- facilitating communication among directors and between the Board and management;

- in concert with the Chairperson and Chief Executive Officer, advising on the agenda, schedule, and materials for Board meetings and strategic planning sessions based on input from directors;

- coordinating with the Chair of the Nominating and Corporate Governance Committee, and leading the independent directors' involvement in Chief Executive Officer succession planning, selection of committee chairs and committee membership, and the Board evaluation process;

- coordinating with the Chair of the Compensation Committee and leading the independent directors' evaluation of Chief Executive Officer performance and compensation;

- communicating with stockholders as necessary; and

- carrying out such other duties as are requested by the independent directors, the Board, or any of its committees from time to time.

In addition to our Lead Independent Director, independent directors chair the Board's four standing committees, and each has responsibilities that contribute to the Board's oversight of management, as well as facilitate communication among the Board and management.

Our Board recognizes that circumstances may change such that a different structure may be warranted to support the Company's needs. As a result, the Board periodically reviews the Board's leadership structure and its appropriateness, given the needs of the Board and the Company at such time. In connection with Chief Executive Officer transitions in the past decade, the Board determined that it was appropriate to separate the roles of the Chairman and Chief Executive Officer and to appoint an independent Chairman. Yet, more recently, in 2019, after discussing the relative benefits of combining the Chairman and Chief Executive Officer roles versus retaining the separate roles with an independent Chairman and considering the perspectives of our independent directors, views of our stockholders, peer companies' practices, and recent governance trends, the Board unanimously elected Mr. Kelly as Chairman. The independent directors then reaffirmed the Board's commitment to independent board leadership by unanimously electing Mr. Lundgren as Lead Independent Director. In connection with the CEO transition announced on November 17, 2022, the Board determined to separate the roles of Chairman and Chief Executive Officer effective February 1, 2023 and have Mr. Kelly serve as Executive Chairman to help ensure a successful and seamless transition.

Visa's strong corporate governance practices provide effective, independent Board oversight. In keeping with our commitment to foster and maintain responsible corporate governance, Visa has adopted practices and procedures that promote Board independence and effective oversight of management and provide stockholders with meaningful rights, including:

- **Annual Board Elections** – The Board is elected annually with a majority voting standard in uncontested director elections;

- **Stockholder Rights** – Our stockholders have the right to call special meetings and our stockholders have a market-standard proxy access right;

- **Majority Independent Board** – Nine out of ten of our Board nominees are independent; Mr. Kelly, our Chairman and Chief Executive Officer, is the only director nominee who is not independent;

- **Active and Experienced Board** – Our directors are highly-qualified and engaged with the relevant business experience and skills to oversee management;

- **Board Oversight of Environmental, Social, and Governance** – Our Nominating and Corporate Governance Committee has formal responsibility for and oversight of Visa's ESG policies, programs, and reporting in their totality, as well as for the individual topics of environmental sustainability, climate change, human rights, political activities and expenditures, and social impact and philanthropy;

- **Director Succession Planning and Board Refreshment** – Our Nominating and Corporate Governance Committee regularly oversees and plans for director succession and refreshment of the Board to cultivate a mix of skills, experience, tenure, and diversity that promotes and supports the Company's long-term strategy;

- **Proactive and Ongoing Stockholder Engagement Program** – We have proactive, ongoing engagement with our stockholders throughout the year focused on corporate governance, corporate responsibility, and executive compensation. In addition to the ongoing dialogue among our stockholders and our management and Investor Relations team on Visa's financial and strategic performance, our Chairman and Chief Executive Officer and our Lead Independent Director met with several of our investors this year and our Board is provided with stockholders' feedback;

- **Robust Board, Committee, and Director Evaluation Process** – Our Board and each of its committees conduct an annual evaluation facilitated by an independent third party, which includes a qualitative assessment by each director of the performance of the Board and the committee or committees on which the director sits;

- **Independent Standing Board Committees** – The Board's Audit and Risk Committee, Nominating and Corporate Governance Committee, Compensation Committee, and Finance Committee are each composed entirely of independent directors. This entrusts the oversight of critical matters to independent directors, such as the annual evaluation of the Chief Executive Officer's performance, the evaluation of the Board and its Committees, and the compensation of Visa's executive officers; and

- **Executive Sessions of the Independent Directors** – The non-employee, independent members of our Board and all committees of the Board generally meet in executive session without management present during their Board and Committee meetings. Our Lead Independent Director presides over executive sessions of the Board, and the committee chairs, each of whom is independent, preside over executive sessions of the committees.

As a result of the above information, the Board believes that the rigid approach to Visa's Board's leadership structure requested by this stockholder proposal is not necessary and not in the best interest of our stockholders. Accordingly, the Board of Directors recommends that you vote AGAINST this proposal.

FOR THE REASONS STATED ABOVE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS STOCKHOLDER PROPOSAL.

VOTING AND MEETING INFORMATION

Information About Solicitation and Voting

This proxy is solicited on behalf of the Board for use at the Annual Meeting to be held online via a live webcast at *virtualshareholdermeeting.com/V2023* on Tuesday, January 24, 2023 at 8:30 a.m. Pacific Time, and any adjournment or postponement thereof. We will provide a re-playable webcast of the Annual Meeting, which will be available on the Events Calendar section of our Investor Relations website at *investor.visa.com*.

Who Can Vote

Visa's Class A common stockholders of record at the close of business on November 25, 2022 will be entitled to vote at the Annual Meeting on the basis of one vote for each share held. On November 25, 2022, there were 1,627,853,381 shares of Class A common stock outstanding.

Stockholder of Record: Shares Registered in Your Name

If on November 25, 2022, your shares were registered directly in your name with our transfer agent, EQ Shareowner Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or submit a proxy to have your shares voted at the Annual Meeting in accordance with your instructions. Whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy by Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

For questions regarding your stock ownership, you may contact our transfer agent, EQ Shareowner Services, by telephone at (866) 456-9417 (within the U.S.) or (651) 306-4433 (international).

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on November 25, 2022, your shares of Class A common stock were held in an account with a brokerage firm, bank, or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid legal proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How to Vote

If you are a stockholder of record, there are several ways for you to vote your shares or submit your proxy:

 **By mail.** If you received printed proxy materials, you may submit your proxy by completing, signing, and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than January 23, 2023 to be voted at the Annual Meeting.

 **Via the Internet.** Instructions are shown on your Notice of Internet Availability.

 **By telephone.** Instructions are shown on your proxy card.

 **At the Annual Meeting.** You may vote your shares online during the Annual Meeting by following the instructions provided on the meeting website during the Annual Meeting. Even if you plan to attend the virtual Annual Meeting, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

If you are a beneficial owner of shares of Class A common stock, you should receive a Notice of Internet Availability of Proxy Materials or voting instructions from the broker or other nominee holding your shares. You should follow the instructions in the Notice or the voting instructions provided by your broker or nominee in order to instruct your broker or nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of the broker or nominee. Shares held beneficially may be voted at the Annual Meeting only if you obtain a legal proxy from the broker or nominee giving you the right to vote the shares.

If the Annual Meeting is adjourned or postponed, your proxy will still be effective and will be voted at the rescheduled or adjourned Annual Meeting. You will still be able to change or revoke your proxy until the rescheduled or adjourned Annual Meeting.

Change or Revoke a Proxy or Vote

If you are a stockholder of record, you may change your vote or revoke your proxy before the completion of voting at the Annual Meeting by:

- signing and returning a new proxy card with a later date;

- submitting a later-dated proxy by telephone or via the Internet, since only your latest telephone or Internet proxy received by 11:59 p.m. Eastern Time on January 23, 2023 will be counted;

- attending the Annual Meeting online and voting again (your attendance at the Annual Meeting without further action will not revoke your proxy); or

- delivering a written revocation to our Corporate Secretary at Visa Inc., P.O. Box 193243, San Francisco, CA 94119 before the Annual Meeting.

If you are a beneficial owner of Class A common stock, you must follow the instructions provided by the broker or other nominee holding your shares for changing your voting instructions.

How Proxies Are Voted

If you are a Class A stockholder of record and you submit a signed proxy card, but you do not provide voting instructions on the card, your shares will be voted:

- **FOR** the election of the ten director nominees named in this proxy statement;

- **FOR** the approval, on an advisory basis, of the compensation paid to our named executive officers;

- **ONE YEAR** on the frequency of future advisory votes to approve executive compensation;

- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023; and

- **AGAINST** the stockholder proposal requesting an independent board chair policy.

If you are a beneficial owner of Class A common stock and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or nominee will determine if it has the discretionary authority to vote on your behalf.

The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate stockholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.

Therefore, if you do not provide voting instructions to your broker or nominee, your broker or nominee may only vote your shares on routine matters properly presented for a vote at the Annual Meeting. We encourage you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals, even if you plan to attend the Annual Meeting.

Brokers or other nominees who hold shares of our Class A common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual Meeting. A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares.

A quorum is required to transact business at our Annual Meeting. Stockholders of record holding at least a majority of the outstanding shares of Class A common stock represented at the Annual Meeting either virtually or by proxy and entitled to vote at the Annual Meeting constitute a quorum. If you have returned valid proxy instructions or attend the meeting virtually, your shares will be counted for the purpose of determining whether there is a quorum, even if you abstain from voting on some or all matters introduced at the meeting. In addition, broker non-votes will be treated as present for purposes of determining whether a quorum is present.

The vote required to approve each proposal is set forth below.

Proposal	Vote Required	Impact of Broker Non-Votes	Impact of Abstentions
1 – Election of ten director nominees	Majority of the Class A Shares Cast for Each Director Nominee[1]	No Impact	No Impact
2 – Approval, on an advisory basis, of the compensation paid to our named executive officers	Majority of the Class A Shares Entitled to Vote and Present in Person or Represented by Proxy at the Annual Meeting	No Impact	Counts Against
3 – Vote on the frequency of future advisory votes to approve executive compensation	The frequency (every one year, two years, or three years) receiving the greatest number of votes will be considered the frequency recommended by stockholders	No Impact	No Impact
4 – Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023	Majority of the Class A Shares Entitled to Vote and Present in Person or Represented by Proxy at the Annual Meeting	No Impact	Counts Against
5 – To vote on a stockholder proposal requesting an independent board chair policy	Majority of the Class A Shares Entitled to Vote and Present in Person or Represented by Proxy at the Annual Meeting	No Impact	Counts Against

(1) Our Corporate Governance Guidelines require each incumbent director nominee to submit an irrevocable contingent resignation letter prior to the mailing of the proxy statement for an annual meeting at which the nominee's candidacy will be considered. If the nominee does not receive a majority of the votes cast for his or her re-election, meaning that he or she does not have more votes cast FOR than AGAINST his or her re-election, the Nominating and Corporate Governance Committee will recommend to the Board that it accept the nominee's contingent resignation, unless the Nominating and Corporate Governance Committee determines that acceptance of the resignation would not be in the best interest of the Company and its stockholders. The Board will decide whether to accept or reject the contingent resignation at its next regularly scheduled meeting, but in no event later than 120 days following certification of the election results. The Board will publicly disclose its decision and rationale.

Proxy Solicitor

We will bear the expense of soliciting proxies. We have retained D.F. King & Co. to solicit proxies for a fee of $12,500 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone, or electronically by Visa personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and the fiscal year 2022 Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Voting Results

Broadridge Financial Solutions, Inc. has been engaged as our independent agent to receive and tabulate stockholder votes. Broadridge will separately tabulate FOR, AGAINST, and ABSTAIN votes and broker non-votes. We also have retained an independent inspector of election, who will certify the election results and perform any other acts required by the General Corporation Law of the State of Delaware.

Preliminary results will be announced at the Annual Meeting. Final results will be published in a current report on Form 8-K to be filed with the SEC within four business days of the Annual Meeting.

Viewing the List of Stockholders

Stockholders at the close of business on the Record Date may examine a list of Class A common stockholders as of the Record Date for any purpose germane to the Annual Meeting for ten days preceding the Annual Meeting, at our offices in Foster City, California. If you would like to view the stockholder list, please contact our Investor Relations Department at InvestorRelations@visa.com or (650) 432-7644 to schedule an appointment.

Attending the Meeting

This year's Annual Meeting will be held virtually.

How to participate in the Annual Meeting	**Online** 1. Visit *virtualshareholdermeeting.com/V2023*; and 2. Enter the 16-digit control number included on your Notice Regarding the Availability of Proxy Materials (Notice), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials. You may begin to log into the meeting platform at 8:15 a.m. Pacific Time on January 24, 2023. The meeting will begin promptly at 8:30 a.m. Pacific Time. **Without Internet access** Call (877) 328-2502 (toll free) or (412) 317-5419 (international) to listen to the meeting proceedings. You will not be able to vote your shares or submit questions during the meeting.
How to view the Annual Meeting without a 16-digit control number	Visit *virtualshareholdermeeting.com/V2023* and register as a guest. You will not be able to vote your shares or ask questions during the meeting.
For help with technical difficulties	Call (800) 586-1548 (U.S.) or (303) 562-9288 (international) for assistance. If you need additional stockholder support, please email InvestorRelations@visa.com or call (650) 432-7644 for assistance.
Additional questions	Email Visa Investor Relations at InvestorRelations@visa.com or call (650) 432-7644.

Submitting Questions for Our Virtual Annual Meeting

Submitting Questions	**Before the Meeting** 1. Log in to *proxyvote.com*; 2. Enter your 16-digit control number; and 3. Once past the login screen, click on "Questions for Management," type in your question, and click "Submit." **During the Meeting** 1. Log into the online meeting platform at *virtualshareholdermeeting.com/V2023*, type your question into the "Ask a Question" field, and click "Submit"

Only stockholders with a valid control number will be allowed to ask questions. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. If there are questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints, management will post answers to a representative set of questions on our Investor Relations website at *investor.visa.com* as soon as practicable after the meeting.

OTHER INFORMATION

Stockholder Nomination of Director Candidates and Other Stockholder Proposals for 2024 Annual Meeting

The submission deadline for stockholder proposals to be included in our proxy materials for the 2024 annual meeting of stockholders pursuant to Rule 14a-8 of the Exchange Act is August 3, 2023. All such proposals must be in writing and received by our Corporate Secretary electronically at corporatesecretary@visa.com or by mail at Visa Inc., P.O. Box 193243, San Francisco, CA 94119 by the close of business on the required deadline in order to be considered for inclusion in our proxy materials for the 2024 annual meeting of stockholders. Submission of a proposal before the deadline does not guarantee its inclusion in our proxy materials.

Under our Bylaws, director nominations and other business may be brought before an annual meeting of stockholders only by or at the direction of the Board or by a stockholder entitled to vote who has submitted a proposal in accordance with the requirements of our Bylaws. To nominate a candidate or submit a proposal for consideration at our 2024 annual meeting pursuant to our advance notice bylaw provisions, stockholders must deliver or mail their nomination submission or other stockholder notice of a proposal so that it is received by our Corporate Secretary no earlier than 120 days and no later than 90 days prior to the date of the annual meeting. However, if we provide stockholders less than 100 days' notice or other prior public disclosure of the date of our 2024 annual meeting, we must receive any stockholder nomination or proposal no later than the close of business on the 10th day following the earlier of the day on which we mailed or otherwise publicly disclosed notice of the meeting date. In addition to satisfying the deadlines in the advance notice provisions of our Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to the Corporate Secretary no later than November 25, 2023.

In addition, the Company's Bylaws permit up to 20 stockholders owning 3% or more of our Class A common stock for a period of at least three years to nominate up to 20% of the Board and include these nominees in our proxy materials, subject to certain provisions included in our Bylaws. To nominate a candidate to be considered at our 2024 annual meeting pursuant to our proxy access bylaw provisions, stockholders must deliver or mail their nomination so that it is received by our Corporate Secretary no earlier than the close of business on July 4, 2023 and no later than the close of business on August 3, 2023. However, if the 2024 annual meeting is more than 30 days before or after the anniversary of the date of the 2023 annual meeting, or if no annual meeting was held in the preceding year, stockholders must deliver or mail their nomination so that it is received by our Corporate Secretary no earlier than the close of business on the 150th day prior to the 2024 annual meeting date, and no later than the close of business on the later of the 120th day prior to the 2024 annual meeting date or the 10th day following the day we publicly disclose the 2024 annual meeting date.

The nomination or notice of a proposal must include all of the information specified in our Bylaws. For a nomination, the required information includes identifying and stockholding information about the nominee, information about the stockholder making the nomination, and the stockholder's ownership of and agreements related to our stock. It also must include the nominee's consent to serve if elected. Please refer to the relevant provisions of our Bylaws for additional information and requirements regarding stockholder nominations or other stockholder proposals. A copy of our Bylaws may be obtained by visiting the Investor Relations page of our website at *investor.visa.com* under "Corporate Governance" or by contacting our Corporate Secretary.

Stockholders Sharing the Same Address

The SEC has adopted rules that allow a company to deliver a single proxy statement or annual report to an address shared by two or more of its stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings, reduces the amount of duplicate information stockholders receive, and reduces the environmental impact of printing and mailing documents to our stockholders. Under this process, certain stockholders will receive only one copy of our proxy materials and any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Any stockholders who object to or wish to begin householding may contact our Investor Relations Department at (650) 432-7644, InvestorRelations@visa.com or Investor Relations, Visa Inc., P.O. Box 8999, San Francisco, CA 94128-8999. We will send an individual copy of the proxy statement to any stockholder who revokes their consent to householding within 30 days of our receipt of such revocation.

Fiscal Year 2022 Annual Report and SEC Filings

Our financial statements for the fiscal year ended September 30, 2022 are included in our Annual Report on Form 10-K. Our Annual Report and this proxy statement are posted on our website at *investor.visa.com* and are available from the SEC at its website at *sec.gov*. Alternatively, you may request a printed copy without charge by contacting our Investor Relations Department.